Exhibit 99.7

Esaase, Ghana, West Africa Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment Prepared by Coffey Mining Pty Ltd on behalf of:Keegan Resources Incorporated Effective Date: 16th December 2010 and amended 4th February 2011 Qualified Person: Brian Wolfe - B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM) Christopher Waller - B AppSc (MAusIMM) Harry Warries - M Eng (MAusIMM)

Coffey Mining Pty Ltd

DOCUMENT INFORMATION

Author(s):	Coffey Mining Brian Wolfe Harry Warries Lycopodium Minerals Pty Ltd Christopher Waller	Principal Consultant - Resources B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM) Manager - Mining M Eng (MAusIMM) Manager of Studies B AppSc (MAusIMM)

Date:		16th December 2010 and amended 4th February 2011

Project Number:		MINEWPER00680AG

Version / Status:		final

Copies:	Keegan Resources Incorporated Coffey Mining - Perth	(2) (1)

Document Change Control

Version	Description (section(s) amended)	Author(s)	Date

Document Review and Sign Off

[signed]
Primary Author	Supervising Principal
Brian Wolfe	Ingvar Kirchner

This document has been prepared for the exclusive use of Keegan Resources Incorporated ("Client") on the basis of instructions, information and data supplied by them. No warranty or guarantee, whether express or implied, is made by Coffey Mining with respect to the completeness or accuracy of any aspect of this document and no party, other than the Client, is authorised to or should place any reliance whatsoever on the whole or any part or parts of the document. Coffey Mining does not undertake or accept any responsibility or liability in any way whatsoever to any person or entity in respect of the whole or any part or parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

Esaase, Ghana, West Africa - MINEWPER00680AG
Esaase Gold Deposit Resource Estimation - 16th December 2010 and amended 4th February 2011

Coffey Mining Pty Ltd

Table of Contents

1	Summary		1
	1.1	Introduction	1
	1.2	Location	1
	1.3	Ownership	1
	1.4	Geology	1
	1.5	Mineralization	1
	1.6	Project Status	2
	1.7	Resources	2
	1.8	May 2010 Preliminary Economic Assessment	3
	1.9	Conclusions	3
	1.10	Recommendations	3

2	Introduction		4
	2.1	Scope of the Report	4
	2.2	Site Visit	4
	2.3	Principal Sources of Information	4
	2.4	Participants	5
	2.5	Independence	5
	2.6	Abbreviations	6

3	Reliance On Other Experts		7

4	Property Description and Location		8
	4.1	Background Information on Ghana	8
	4.2	Project Location	10
	4.3	Land Area	10
	4.4	Mining Claim Description, Agreements and Encumbrances	12
	4.5	Environmental Liabilities	13
	4.6	Permitting	13

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography		14
	5.1	Access	14
	5.2	Physiography and Climate	14
	5.3	Local Resources and Infrastructure	14
6	History		15
	6.1	Ownership and Exploration History	15
	6.2	Resource and Reserve History	15

7	Geological Setting		17
	7.1	Regional Geology	17
	7.2	Project Geology	18
8	Deposit Types		23

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Esaase Gold Deposit Resource Estimation - 16th December 2010 and amended 4th February 2011

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9	Mineralization		24

10	Exploration		26
	10.1	Soil Sampling Program	26
	10.2	Geophysical Programs	26

11	Drilling		29

	11.1	Introduction	29
	11.2	Drilling Procedures	29
		11.2.1 Accuracy of Drillhole Collar Locations	29
		11.2.2 Downhole Surveying Procedures	29
		11.2.3 Reverse Circulation Drilling Procedures	29
	11.3	Diamond Drilling Procedures	30
	11.4	RC and Core Sampling Procedures	30
	11.5	Summary Results	30
	11.6	Drilling Orientation	32
	11.7	Topographical Control	32

12	Sampling Method and Approach		33
	12.1	RC Sampling and Logging	33
	12.2	Diamond Core Sampling and Logging	33
	12.3	Sample Recovery	34
	12.4	Sample Quality	34

13	Sample Preparation, Analyses and Security		35
	13.1	Sample Security	35
	13.2	Analytical Laboratories	35
	13.3	Sample Preparation and Analytical Procedure	35
		13.3.1 Transworld Tarkwa	35
		13.3.2 SGS Tarkwa	36
		13.3.3 ALS Kumasi	36
	13.4	Bulk Density Determinations	36
	13.5	Adequacy of Procedures	36

14	Data Verification		37
	14.1	Quality Control Procedures	37
		14.1.1 Keegan	37
		14.1.2 SGS Tarkwa	37
		14.1.3 Transworld Tarkwa	38
	14.2	Quality Control Analysis	38
		14.2.1 Transworld Laboratory, Tarkwa	39
		14.2.2 SGS Laboratory, Tarkwa	42
		14.2.3 ALS Laboratory, Kumasi	42
		14.2.4 Keegan QAQC	45
	14.3	QAQC Conclusions	46

15	Adjacent Properties		47

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Coffey Mining Pty Ltd

16	Mineral Processing and Metallurgical Testing		48
	16.1	Metallurgical Testwork	48
		16.1.1 Metallurgical Sample Selection and Compositing	48
		16.1.2 Phase 1 Metallurgical Test Program - 2008 - 2009	51
		16.1.3 Phase 2 Testwork - 2009	54
		16.1.4 Phase 3 Metallurgical Testing Program	59
	16.2	Process Description	69
		16.2.1 Summary Design Criteria	69
16.2.2 Process Overview	69
16.2.3 Primary Crushing, Ore Stockpile and Reclaim	70
16.2.4 Grinding and Classification	70
16.2.5 Gravity Concentration	70
16.2.6 Pre-leach Thickener	70
16.2.7 Carbon in Leach (CIL)	71
16.2.8 Elution and Gold Recovery	71
16.2.9 Cyanide Detoxification	71
16.2.10 Services and Water	71

Mineral Resource and Mineral Reserve Estimates	72
17.1	Database Validation	72
17.2	Geological Interpretation and Modelling	73
	17.2.1 Mineralisation Interpretation	73
	17.2.2 Weathering Interpretation	76
17.3	Statistical Analysis	76
17.4	High Grade Outlier Analysis	85
17.5	Variography	87
	17.5.1 Introduction	87
	17.5.2 Esaase Gold Deposit Variography	88
	17.5.3 Zone 100	88
	17.5.4 Zone 200	88
	17.5.5 Zones 300 to 500	92
17.6	Block Modelling	94
	17.6.1 Introduction	94
	17.6.2 Block Construction Parameters	94
17.7	Grade Estimation	94
	17.7.1 Introduction	94
	17.7.2 The Multiple Indicator Kriging Method	95
17.8	Estimation Parameters	98
	17.8.1 Multiple Indicator Kriging Parameters	98
	17.8.2 Ordinary Kriging Parameters	98
	17.8.3 Estimate Validation	98
17.9	Change of Support	100
17.10	Resource Classification	101
17.11	Resource Reporting	102

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18	Other Relevant Data and Information		104
	18.1	Introduction	104
	18.2	Mineral Resources	104
	18.3	Mining	105
	18.4	Metallurgy	106
	18.5	Operating Cost Estimate	107
	18.6	Capital Cost Estimate	109
	18.7	Economic Analysis	110
	18.8	Project Development Schedule	111
19	Additional Requirements for Technical Reports on Development Properties and Production Properties		114

20	Interpretation and Conclusions		115

21	Recommendations		116
	21.1	Introduction	116
	21.2	Phase 1 Feasibility Study Recommendations	116
	21.3	Phase 2 Mine Development Recommendations	116
	21.4	Budget	117

22	Date and Signature Page	119

23	References	120

24	Certificate of Qualified Persons	121

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Esaase Gold Deposit Resource Estimation - 16th December 2010 and amended 4th February 2011

Coffey Mining Pty Ltd
List of Tables

Table 1.7 1 - Summarised Resource Statement	3
Table 2.6_1 - List of Abbreviations	6
Table 6.2_1 - Summary Resource Statement (December 2007)	15
Table 6.2_2 - Summary Resource Statement (April 2009)	16
Table 11.1_1 - Summary Drilling Statistics	29
Table 11.5_1 - Drilling and Sampling Statistics	30
Table 14.2.1_1 - TWL Laboratory Standards	41
Table 14.2.1_2 - Blind Standards - TWL	41
Table 14.2.2_1 - SGS Laboratory Standards	43
Table 14.2.2_1 - Blind Standards - SGS	43
Table 14.2.3_1 - ALS Laboratory Standards	44
Table 14.2.3_1 - Blind Standards - ALS	44
Table 16.1.1_1 - Metallurgical Core Samples - Phases 1 and 2	48
Table 16.1.1_2 - Metallurgical Test Samples - Phase 3 - PQ Core	50
Table 16.1.1_3 - Metallurgical Test Samples - Phase 3 - HQ Core Assay Rejects, Down Dip Extension	50
Table 16.1.1_4 - Metallurgical Test Samples - Phase 3 - RC Drill Cuttings, Northern Extension	51
Table 16.1.2_1 - Bond Index Determination	53
Table 16.1.2_2 - SMC Test Results	53
Table 16.1.3_1 - VFC Composite	54
Table 16.1.3_2 - VOC Composite	54
Table 16.1.3_3 - Bond Index Determination	55
Table 16.1.3_4 - Coarse Bottle Roll Testwork	55
Table 16.1.3_4 - Gravity / Leach Testwork Overall Results on VOC Composite Gravity Tails	56
Table 16.1.3_5 - Gravity / Leach Testwork Overall Results on VFC Composite Gravity Tails	56
Table 16.1.3_6 - Leach Residue and Reagent Consumption on VOC Composite Gravity Tails	57
Table 16.1.3_7 - Leach Residue and Reagent Consumption on VFC Composite Gravity Tails	57
Table 16.1.3_8 - Amdel Comminution Test Results	63
Table 16.1.3_9 - SGS Lakefield Bond Confirmatory Grindability Test Results	63
Table 16.1.3_10 - MacPherson Autogenous Grindability Test Results	64
Table 16.1.3_11 - SGS Lakefield Esaase Prefeasibility Study - SPI Results	64
Table 16.1.3_12 - Grind versus Recovery - Fresh Master Composite	65
Table 16.1.3_13 - Grind versus Recovery - Transition Master Composite	66
Table 16.1.3_14 - Grind versus Recovery - Oxide Master Composite	66
Table 16.1.3_15 - Effect of Cyanide Concentration	66
Table 16.1.3_16 - Effect of Pulp Density	67
Table 16.1.3_17 - HQ Core Assay Rejects - Down Dip Extension - Master Composites	67
Table 16.1.3_18 - Results of Gravity Recoverable Gold Testwork - Knelson Gravity Solutions	68

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Table 16.2.1_1 - Summary Process Design Criteria	69
Table 17.3_1 - RC vs Drillcore Summary Statistics	77
Table 17.3_2 - Domain Composite Statistics (Au g/t)	78
Table 17.3_3 - Density Summary Statistics	78
Table17.3_4 - Indicator Class Means	85
Table 17.4_1 - Outlier Analysis - Au ppm	86
Table 17.5.3_1 - Zone 1: Variogram Models	89
Table 17.5.4_1 - Zone 200: Variogram Models	91
Table 17.5.5_1 - Variogram Models - Zones 300 to 500	93
Table 17.6.2_1 - Block Model Construction Parameters	94
Table 17.8.1_1 - MIK Sample Search Parameters	99
Table 17.8.2_1 - OK Sample Search Parameters	99
Table 17.9_1 - Variance Adjustment Ratios	100
Table 17.10_1 - Confidence Levels of Key Criteria	101
Table 17.11_1 - Grade Tonnage Report	103
Table 17.11 _2 - Grade Tonnage Report by Domain	103
Table 18.2_1 - Multiple Indicator Kriging Estimate April 2009	105
Table 18.5_1 - Summary Operating Cost Estimate (US$, 4Q09)	108
Table 18.6_1 - Summary Capital Estimate (US$, 4Q09, +30% / -15%)	109
Table 18.7_1 - Project Production Summary	110
Table 18.7_2 - Project Cashflow Summary	111
Table 18.7_3 - Project Financial Measures Summary	111
Table 21.4_1 - Esaase Project Proposed 24 Month Budget	117

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Esaase Gold Deposit Resource Estimation - 16th December 2010 and amended 4th February 2011

Coffey Mining Pty Ltd

List of Figures

Figure 4.2_1 - Location of Esaase Concession SW Ghana	10
Figure 4.3_1 - Esaase Gold Project Licence Boundaries	11
Figure 7.1_1 - Southwest Ghana Geology	18
Figure 7.2_1 - Map of Esaase Concession	19
Figure 7.2_2 - Core Photos of Lithology Types from the Esaase Deposit	19
Figure 7.2_3 - Schematic Structural Model for the Esaase Deposit and Vicinity	21
Figure 7.2_4 - Typical Weathering Profile at the Esaase Project Looking North	22
Figure 9_1 - Example of Folded and Broken Early Veins	25
Figure 9_2 - Example of Sheeted Veining with Visible Gold	25
Figure 10.1_1 - Gold in Soil Thematic Map	27
Figure 10.1_2 - Gold in Soil Contour Map	28
Figure 10.2_1 - VTEM 92 meter Layered Earth Inversion	28
Figure 11.5_1 - Drillhole Collar Locations	31
Figure 11.5_2 - Drillhole Locations by Drilling Type	31
Figure 17.2.1_1 - Mineralisation Interpretation SE Oblique View	75
Figure 17.2.1_2 - Mineralisation Interpretation Typical Sectional View, Zone 100	75
Figure 17.2.2_1 - Weathering Interpretation, Local Grid 9,840mN	76
Figure 17.3_1 - Log Histogram and Probability Plot Zone 100	79
Figure 17.3_2 - Log Histogram and Probability Plot Zone 200	80
Figure 17.3_3 - Log Histogram and Probability Plot Zone 300	81
Figure 17.3_4 - Log Histogram and Probability Plot Zone 400	82
Figure 17.3_5 - Log Histogram and Probability Plot Zone 410	83
Figure 17.3_6 - Log Histogram and Probability Plot Zone 500	84
Figure 17.5.3_1 - Zone 100 Grade Variogram	90
Figure 17.5.4_1 - Zone 200 Grade Variogram	92
Figure 18.8_1 - Preliminary Project Development Schedule	113
Figure 20_1 - Summary Geophysical and Geochemical Map	115

List of Appendices

Appendix A - QAQC
Analysis Appendix B - Variography
Appendix C - Grade Tonnage Reporting
Appendix D - Drillhole Twin Analysis

Esaase, Ghana, West Africa - MINEWPER00680AG
Esaase Gold Deposit Resource Estimation - 16th December 2010 and amended 4th February 2011

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1	SUMMARY

1.1	Introduction

Coffey Mining Pty Ltd ("Coffey Mining") has been commissioned by Keegan Resources Incorporated ("Keegan") to prepare an Independent Technical Report on the Esaase Gold Project in the country of Ghana, West Africa, in order to provide an update of the Mineral Resources as of 10th December 2010. Additionally, this technical report supports Keegan's and other technical disclosures made by the Company since the previous technical reports supporting the previous resource estimate (April, 2009) and the Preliminary Economic Analysis (May 2010). This report complies with disclosure and reporting requirements set forth in the National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

1.2	Location

The Esaase Gold Project is located in southwest Ghana, West Africa, approximately 35km southwest of the regional capital Kumasi. Travel time between Kumasi and Esaase is approximately 1 hour by car. The concession is reached by tarred and secondary lateritic roads.

1.3	Ownership

The Esaase Gold Project mining leases and Exploration Concessions on which it is based are owned 100% by Keegan Resources Ghana, a fully owned subsidiary of Keegan. The Government of Ghana retains the right to take a 10% free carried interest in the project under Section 8 of the Ghanaian Mining Act. The Lease is also subject to a 5.0% royalty on gold production owed to the Government of Ghana as well as a 0.5% royalty owed to the Bonte liquidation committee.

1.4	Geology

The Esaase gold project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. This package includes shale, siltstones, and lesser feldspathic sandstones.

The Esaase mineralization is defined by a distinctive structural boundary that divides the more deformed, altered and mineralized siltstone/shale unit in the hanging wall from the more massively bedded sandstone in the footwall. All rocks in the siltstone/shale package are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone.

1.5	Mineralization

The mineralized quartz veins are syn-kinematic to post-kinematic, forming as sets of sub-vertical and horizontal to gently dipping veins. The syn-kinematic veins are folded about the dominant axial plane cleavage.

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The overall trend of the mineralized bodies are northeast with a moderate dip to the west. Vein arrays within these bodies can have various orientations. One of the most common orientations is north striking with vertical dips.

1.6	Project Status

Keegan has completed an initial wide spaced exploration program and have defined a maiden inferred resource in November of 2007. Since then, the initial area of drilling has been both expanded and infill drilled and the resource has been updated twice, the latest of these being the February 2009 update. In May of 2010 a Preliminary Economic Analysis of the Esaase Gold Project, based on the February 2009 resource, was disclosed. The project continues to have growth potential and Keegan intends to embark on a Pre-Feasibility Study based on the estimate of Mineral Resources contained in this report.

1.7	Resources

Resource estimates for the Esaase Gold Project have been generated by Coffey Mining on the basis of analytical results available up to 23rd November 2010. The resource model was derived via geological interpretation and modelling of the mineralised zones.

Multiple Indicator Kriging ('MIK') estimation with indirect lognormal change of support to emulate mining selectivity was selected as an appropriate estimation method based on the quantity and spacing of available data, and the interpreted controls on, and styles of, mineralisation under review. Various satellite mineralised bodies to the main body of mineralisation also exist and have been estimated via Ordinary Kriging ('OK'). It should be noted that these satellite bodies have not been previously included in the resource.

Coffey Mining also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both field duplicate and re-assay data generally lie within accepted industry limits.

The summarised Resource Statement in Table 1.7_1 has been determined as at 10th December 2010 and has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in December 2005. The resource estimate has been classified as an Indicated and Inferred Resource based on the confidence of the input data, geological interpretation, and grade estimation. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

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Table 1.7_1
Esaase Gold Project
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit) with
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	99.60	1.1	3,390
	0.4	84.85	1.2	3,230
	0.5	71.62	1.3	3,040
Indicated	0.6	60.37	1.5	2,850
	0.7	51.16	1.6	2,660
	0.8	43.39	1.8	2,480
	0.9	37.11	1.9	2,310
	1.0	31.99	2.1	2,150
	0.3	57.71	1.0	1,770
	0.4	50.07	1.0	1,680
	0.5	41.46	1.2	1,560
Inferred	0.6	34.10	1.3	1,430
	0.7	28.15	1.4	1,310
	0.8	23.26	1.6	1,190
	0.9	19.27	1.7	1,080
	1.0	16.28	1.9	990
Note: appropriate rounding has been applied

1.8	May 2010 Preliminary Economic Assessment

A preliminary economic assessment ("PEA") of the Esaase Gold Project was conducted in May 2010. The PEA was based on a gold price of $850 per ounce and a mill throughput rate of 6.5Mtpa for oxide material and 5Mtpa for fresh material. The assessment indicated that a potentially economically viable project could be developed at Esaase.

The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. In addition it should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

1.9	Conclusions

The geological understanding of the Esaase Gold Project has evolved greatly since the commencement of the Keegan exploration program. The knowledge acquired to date and exploration success over the last two years confirms the potential of Esaase and surrounding areas.

1.10	Recommendations
Coffey Mining considers that the proposed exploration and development strategy is entirely appropriate and reflects the potential of the Esaase Gold Project.

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2	INTRODUCTION
2.1
Scope of the Report

In September 2010 Coffey Mining Pty Ltd ("Coffey Mining") was commissioned by Keegan Resources Incorporated ("Keegan") to update resource modelling for the Esaase Gold Project in the Republic of Ghana.

The objectives of the work include:
▪ To complete a mineral resource estimate for the Esaase deposit using Multiple Indicator Kriging and Ordinary Kriging as appropriate;
▪ To estimate "recoverable" tonnes and grades for selective mining scenarios (equipment size and grade control data spacing); and
▪ Classify the resources in accordance with Australian JORC and Canadian CIM codes.

This report is to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Project ("NI 43-101"), Companion Policy 43-101 CP to NI 43-101, and Form 43-101F1 of NI 43-101. The report is also consistent with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves' of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

All monetary figures expressed in this report are in United States of American dollars (US$) unless otherwise stated.
2.2	Site Visit

In addition to numerous site visits undertaken to the Esaase Gold Project between January 2007 and November 2010, Coffey Mining has been actively involved in an ongoing consulting role with respects to exploration project management including sampling, quality control and database compilation. The principal author of this report, Brian Wolfe, has visited the Esaase Gold Project on four separate occasions between July 2008 and November 2010 to assess the project, available data, and the data collection protocols. The other authors of this report, Harry Warries and Christopher Waller also visited the Esaase Gold Project in November 2010.

2.3	Principal Sources of Information
Keegan technical staff supplied digital and hard copy data for the Esaase Gold Project. In summary, the following key digital data were provided:
▪ Drillhole database containing collar location, downhole survey, assay and geology data.
▪ A 3-dimensional model of the topography.
▪ A representative selection of the original assay sheets.

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▪ Quality control procedures and database.
▪ Internal and external quality control data.
▪ A bulk density dataset consisting of 12,836determinations derived from drillcore.
▪ Representative cross-sections.

Coffey Mining has made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Keegan along with a written request to identify any material errors or omissions.

2.4	Participants

The technical review and resource estimation was completed by Coffey Mining Principal Resource Consultant, Mr Brian Wolfe. Mr Wolfe is a professional geologist with 17 years experience in exploration geology, mining geology and geostatistical modelling and estimation of Mineral Resources. Mr Wolfe is a Member of the AusIMM.

Section 16 "Mineral Processing and Metallurgical Testing" was prepared under the supervision of Christopher Waller, Manager of Studies with Lycopodium Minerals Pty Ltd. Mr Waller is a metallurgical engineer with 33 years experience including Study Manager on a number of feasibility studies in the gold industry in Africa, Australia and Asia and senior management and commissioning roles for a number of gold mines in Africa and Australia, including over seven years managing gold operations in Ghana. Mr Waller is a Member of the AusIMM.

Sections 18, "Additional requirements for technical reports on development properties and production properties" and Section 21, "Recommendations" were prepared under the supervision of Christopher Waller, Coffey Mining Manager Mining Harry Warries and Mr Brian Wolfe. Mr Warries is a professional mining engineer with 20 years experience in mine optimisation, design, scheduling, cost estimation and cashflow analysis. Mr Warries is a member of the AusIMM.

Messer's Wolfe, Warries and Waller have the appropriate relevant qualifications, experience and independence to each be considered a Qualified Person as defined in Canadian National Instrument 43-101.
2.5	Independence

Coffey Mining is part of Coffey International Limited, a highly respected Australian-based international consulting firm specialising in the areas of exploration, geology, mining, metallurgy, geotechnical engineering, hydrogeology, hydrology, tailings disposal, environmental science and social and physical infrastructure.

Lycopodium Minerals Pty Ltd ("Lycopodium") is part of the Lycopodium Ltd group, a highly respected Australian-based international consulting firm specialising in the area of extractive metallurgy and the design and construction of mineral processing plants and associated infrastructure. Lycopodium Minerals Pty Ltd has completed multiple study briefs for similar projects for other clients in the minerals industry.

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Neither Coffey Mining or Lycopodium, nor the author of this report, have or have had previously any material interest in Keegan or related entities or interests. Our relationship with Keegan is solely one of professional association between client and independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of the report.

2.6	Abbreviations
A full listing of abbreviations used in this report is provided in Table 2.6_1 below.

Table 2.6_1
List of Abbreviations

	Description		Description
$	United States of America dollars	l/hr/m2	litres per hour per square metre
M	microns	M	million
2D	two dimensional	m	metres
3D	three dimensional	Ma	Million years
AAS	atomic absorption spectrometer	MIK	Multiple Indicator Kriging
Au	gold	ml	millilitre
bcm	bank cubic metres	mm	millimetres
CC	correlation coefficient	MMI	mobile metal ion
cfm	cubic feet per minute	Moz	million ounces
CIC	carbon in column	Mtpa	million tonnes per annum
CIL	carbon-in-leach	Mt	Million tonnes
cm	centimetre	N (Y)	northing
cusum	cumulative sum of the deviations	NaCN	sodium cyanide
CV	coefficient of variation	NATA	National Association of Testing Authorities
DDH	diamond drillhole	NPV	net present value
DTM	digital terrain model	NQ2	size of diamond drill rod/bit/core
E (X)	easting	°C	degrees centigrade
EDM	electronic distance measuring	OK	Ordinary Kriging
EV	expected value	oz	troy ounce
g	gram	P80-75M	80% passing 75 microns
g/m3	grams per cubic metre	PAL	pulverise and leach
g/t	grams per tonne	ppb	parts per billion
HARD	half the absolute relative difference	ppm	parts per million
HDPE	high density poly ethylene	psi	pounds per square inch
HQ2	size of diamond drill rod/bit/core	PVC	poly vinyl chloride
hr	hours	QC	quality control
HRD	half relative difference	Q-Q	quantile-quantile
ICP-MS	inductivity coupled plasma mass spectroscopy	RAB	rotary air blast
ID	Inverse Distance weighting	RC	reverse circulation
ID2	Inverse Distance Squared	RL (Z)	reduced level
IPS	integrated pressure stripping	ROM	run of mine
IRR	internal rate of return	RQD	rock quality designation
ISO	International Standards Organisation	SD	standard deviation
ITS	Inchcape Testing Services	SGS	Societe Generale de Surveillance
kg	kilogram	SMU	selective mining unit
kg/t	kilogram per tonne	t	tonnes
km	kilometres	t/m3	tonnes per cubic metre
km2	square kilometres	Y	year

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3	RELIANCE ON OTHER EXPERTS

Neither Coffey Mining, Lycopodium or the authors of this report are qualified to provide extensive comment on legal issues, including status of tenure associated with the Esaase Gold Project referred to in this report. Assessment of these aspects has relied heavily on information provided by Keegan, which has not been independently verified by Coffey Mining. This report has been prepared on the understanding that the property is, or will be, lawfully accessible for evaluation, development, mining and processing.. The authors of this report have relied exclusively on a legal opinion (dated 3rd February 2011) of Innocent Akwayena of REM Law Consultancy (Legal Counsel to Keegan Resources (Ghana) Limited) as pertains to the relevant parts of Section 4 of this report.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Background Information on Ghana

The Republic of Ghana is a West African country covering 239,460 square kilometres (about the size of Britain). It is one of the five African nations along the northern coastline of the Gulf of Guinea, and is bordered on the west by Cote d'Ivoire, to the north by Burkina Faso, and to the east by Togo. The country consists mostly of low savannah regions with a hilly central belt of forest. Ghana's distinguishing geographic feature is the Volta River, on which was built the Akosombo Dam in 1964. The damming of the Volta created the enormous Lake Volta, which occupies a sizeable portion of Ghana's south-eastern territory. The country lies immediately north of the equator and has a largely tropical climate.

Ghana's population is estimated at 23.8 million (July 2009), generally concentrated in the south of the country. The capital, Accra, is a modern coastal city with a population of approximately 2 million people. The second largest city, Kumasi, lies in the heart of the Ashanti region and has about 1.6 million people. Ghana has a large variety of African tribal or sub-ethnic units. The main groups include the Akan (45%), Moshi-Dagomba (15%), Ewe (12%) and Ga (7%) people. Birth rates are high compared with world averages and the annual rate of population growth is one of the highest in the world, although about average for sub-Saharan Africa. Ghana has a relatively young population, with almost one-half of the total population less than 20 years of age. More than two-thirds of the population live in rural areas. The majority of the population are Christian (69%). The northern ethnic groups are largely Muslim (16%). Indigenous beliefs (21%) are also practised throughout the country. English is the official language. Twi is the most widely spoken African language. Ghana consists of 10 administrative regions. The country is bisected by the Greenwich meridian and operates on Greenwich Mean Time.

Throughout the first half of the twentieth century Ghana (then known as the Gold Coast) was a British colony. It was the first sub-Saharan country in colonial Africa to be granted independence on 6 March 1957. Following a national referendum, it became a republic in July 1960. Between 1966 and 1992 periods of democratic rule alternated with military rule. By 1992 the economy had stabilised, a new constitution was put in place and Ghana returned to democracy with the election of Jerry Rawlings as president. Rawling's National Democratic Congress party continued in power throughout the 1990s, being replaced by the New Patriotic Party in the 2000 democratic election. Ghana has now enjoyed 17 years of continuous democratic rule, with political freedoms and stability which are the envy of other African countries. Ghana is governed under a multiparty democratic system, with elected presidents allowed to hold power for a maximum of two terms of four years. The election held in December 2008 was won by the National Democratic Congress. The elected president is Atta Mills. Next elections are to be held in December 2012. The constitution prevents presidents from running for a third term.

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Ghana has a developing mixed economy based largely on agriculture and mining. Despite economic difficulties, it is still one of the most developed countries in tropical Africa. The gross national product ("GNP") is growing about as rapidly as the population. The GNP per capita is among the lowest in the world, though it is above average for western Africa. The domestic economy of Ghana is dominated by subsistence agriculture, which accounts for about 37% of the gross domestic product ("GDP"). Most of the working population (60%) grow food crops (plantain, cassava, maize, yams, rice, groundnuts, etc) for local consumption. The most important cash crop is cocoa. Lesser cash crops include palm oil, rubber, coffee and coconuts. Cattle are farmed in northern Ghana. The most important source of foreign exchange is gold mining, followed by cocoa and timber products. Manganese, bauxite and diamonds are also mined. Tourism is growing rapidly. Gold represents Ghana's major export commodity. Ghana is the world's tenth and Africa's second largest producer of gold, with gold production of 2.0Moz in 2005. The unit of Ghanaian currency is the Ghanaian Cedi. The exchange rate is presently 1.4 Ghana Cedis to the US dollar.

Ghana has substantial natural resources and a much higher per capita output than many other countries in West Africa. Nevertheless, it remains dependent on international financial and technical assistance. Inflation, decreasing currency exchange rate and high interest rates have caused concern in recent years, but are improving with more stringent fiscal and monetary policies. Since the early 1980s, the government of Ghana has made a sustained effort to improve and liberalise the fiscal policies of the country in order to attract private investment and stimulate economic growth. Many state-owned companies have been privatised. The result has been a sustained period of real economic growth and an improvement in the country's balance of payments. However, persistent problems remain such as relatively high inflation and unemployment rates.

Under the constitution of Ghana the judiciary is independent of government and cannot be overruled by the president or the parliament. The head of the judiciary is the Chief Justice. The judiciary rules on civil, criminal and constitutional matters. The system includes the Supreme Court, the Court of Appeal, the High Court and Regional Tribunals. There is also a Judicial Council, with representatives from all parts of the justice system, which acts as a forum to observe and review the functioning of the judiciary and to recommend reforms to government. The constitution also dictates that there is an Attorney General who is a Minister of State and is the principal legal adviser to the government.

The capital Accra is serviced by multiple regional and international airlines. The principal ports of Tema and Takoradi are visited regularly by vessels servicing the Europe / West Africa trade routes and provide import / export services for the land locked countries to the north as well as Ghana itself.

Transport infrastructure within Ghana is comparatively good for the region. Since the early 1990's multiple large, medium and small gold mining operations have been developed in Ghana with both their construction and ongoing operational logistic requirements being met by the two main ports and the internal road network.

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Ghana has a relatively well developed power generation and distribution network managed by the Volta River Authority (VRA) and GRIDCo with power generated from the Volta River hydroelectric scheme as well as multiple thermal power stations. Total power generation capacity within the system is approximately 1,800 MW.

4.2	Project Location

The Esaase Gold Project is located in southwest Ghana, West Africa (Figure 4.2_1). It is located in the Amansi East district, in the Ashanti Region, approximately 35km southwest of the regional capital Kumasi.

GHANA
Lake Volta
Newmont's
Ahafo
Esaase
Asumura
Accra

4.3	Land Area

Keegan's current land holdings consist of the adjoining Esaase and Jeni River mining leases and the smaller Mpatoam and Mepom exploration concessions.

The Esaase Mining Lease is approximately 10km in a north east direction by 3km in a north west direction covering 28.77km2. The centre of the lease is located at 1° 53' west, 6° 34' north. The Jeni River Mining Lease is approximately 10km in an east west direction and 5km in a north south direction covering 45.54km2. The centre is located at 1° 98' west 6° 52' north. The Mpatoam Concession is approximately 14km in a north east direction by 0.8km in a north west direction covering 8.68km2. The centre is located at 1° 57' west, 6° 33' north. The Mepom Concession is approximately 4km in a north east direction by 0.8km in a north west direction covering 2.69km2. The centre is located at 1° 56' west, 6° 33' north.

The lease/concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree. Figure 4.3_1 depicts a plan map of the Esaase Gold Project, showing creeks, contours, roads, and concession boundaries.

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Figure 4.3_1 Esaase Gold Project Licence Boundaries

N
Amankyea
Esaase Concession
Aboabo-Tetekaaso
Mpatoam Concession
Ahwerewa
Tetrem
Mepom Concession
Esaase-Manhyia
Mpatoam
Adobewora
Aniamoa
Jeni River Concession
Bonteso
Gyeninso
Akataniase
0
2
4
kilometres
LEGEND
Boundary of Feb 2009 Resource
Drilled mineralization not in resource
Paved roads
Roads (unpaved)
Forest reserve boundary
Previous alluvial mining (pre-Keegan)
Community boundaries
Concession boundaries

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Coffey Mining has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Keegan is understood to have an interest. In preparing this report, Coffey Mining has assumed that the properties are lawfully accessible for evaluation and also mineral production.

4.4       Mining Claim Description, Agreements and Encumbrances

The Esaase Gold Project is focused on the Esaase Property, which consists of the four Mining Leases/Exploration Concessions described in Section 4.3.

The surface rights on the property are owned by the Ashanti stool (or local ethnic group). At the exploitation stage, the Manso-Nkwanta Paramountcy Stool may apply to the Government of Ghana for the right to a share of the government royalties. The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

The Esaase and Jeni River Leases are classified as mining permits, which allow the company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy. All mining leases granted in Ghana are for a thirty year period. The Esaase Jeni River Lease was granted in March of 1990 to Jeni River Development Company Limited and the Esaase lease was granted to Bonte Gold Mining ("BGM") in September 1990. Both leases are valid until September 4, 2020. Both companies went into bankruptcy in 2002.

The Esaase Mining Lease, including the camp facilities at Tetrem, was subsequently bought from the Bonte Liquidation Committee ("BLC") by Sametro Company Ltd. (Sametro), a private Ghanaian company. On 3rd May 2006, Keegan entered into an option agreement with Sametro to earn 100% of the Esaase Mining Lease that concluded with the successful transfer / assignment of the Esaase Mining Lease to Keegan on 8th June 2007.

company. On 3rd May 2006, Keegan entered into an option agreement with Sametro to earn 100% of the Esaase Mining Lease that concluded with the successful transfer / assignment of the Esaase Mining Lease to Keegan on 8th June 2007.

On July 14th, 2008, Sametro issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro's rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs. Sametro's basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorized to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo. It is the legal position of Keegan Ghana that Mr. Amua-Sekyi was at all material times a director and agent of Sametro in the transactions between Sametro and Keegan Ghana, and that Keegan Ghana acted in good faith without any notice of irregularity. Keegan Ghana will in part rely upon sections 139-143 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana. Keegan Ghana believes that Sametro's claims are without merit and will vigorously defend its interests in the Esaase Concession.

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In March of 2008, Keegan acquired the Jeni River Mining Lease in consideration US$50,000 to the Bonte Liquidation Committee (BLC) and US$50,000 paid to the Minerals Commission of Ghana to transfer title with the lease being transferred/assigned to Keegan on 11th March 2008.

The Mepom Concession was purchased from a private Ghanaian company, Mepom Mining Company, and transferred to Keegan on 29th June 2009. The Mpatoam Concession is a new concession created at the request of Keegan, and granted on 30th November 2009. Both concessions are covered by prospecting licenses.

All mining leases currently held by Keegan in Ghana were originally granted for a 30 year period, and can be renewed for additional 30 year terms if necessary. The Esaase and Jeni River mining leases are currently valid until 4th September and 22nd March 2020 respectively. The mining leases will allow Keegan to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Lands, Forestry and Mines. The agreements for both leases contain provisions for a 10% government free carried interest (standard in Ghana), a 5% government royalty, and a 0.5% royalty to the BLC.

4.5      Environmental Liabilities

The BGM alluvial operation resulted in large land disturbance along the axis of the Bonte valley floor and rerouting of the courses of the relatively small Bonte and Jeni rivers. BGM successfully revegetated a substantial percentage of the disturbed land, however, some of the shallow mined areas, particularly on the Jeni River Mining Lease were not reclaimed by BGM at the time of bankruptcy / closure of the operation. A moderate-sized stockpile of washed gravels remains at the site of the Jeni River recovery plant. On the Esaase Mining Lease, a series of shallow impoundments were constructed by BGM as settling ponds for clay-rich sediments from the recovery plant. The impoundments have naturally revegetated since closure to become a series of wetlands.

Under the agreement with the BLC (acting on behalf of the Government of Ghana), Keegan assumes no liability for any existing environmental liabilities resulting from the operations of BGM on the Esaase Mining Lease. However, on the Jeni River Mining Lease, Keegan has agreed to remediate the existing environmental disturbance should Keegan undertake any mining operation.

4.6       Permitting

All resources and areas of more significant exploration potential defined to date lie within the Esaase and Jeni River Leases. Permits to explore on the concession are obtained from the Ghana EPA (Environmental Protection Agency) on a yearly basis. Keegan currently has an EPA permit to explore for the remainder of 2011. As previously mentioned, Keegan also has the right to mine under the existing mining leases; however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

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5          ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

The Esaase Property is accessed from Kumasi city by taking an asphalt road west 10km to the Bibiani Junction at Asenemuso and then southwest 10km to the village of Wiaso. At Wiaso a secondary asphalt road is taken 8km south to the village of Amankyea then by secondary gravel roads a further 11km via the villages of Ahewerwa and Tetrem. The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Keegan. Other parts of the property currently undergoing surface exploration are accessed by both dirt roads and by footpaths.

5.2	Physiography and Climate

The annual rainfall is in the range of 1500mm to 2000mm with temperatures ranging from 22°C to 36°C. A major rainy season occurs from April to July followed by a minor one from September through to October. Keegan has operated without cessation or delay throughout both rainy seasons.

The Esaase Property is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500mASL. The area is predominantly subsistence farmland producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crop such as cocoa and oil palm. About 50% of this land is covered with secondary forest and thick brush. The valley floor has been extensively placer mined and now consists primarily of placer tailings.

5.3	Local Resources and Infrastructure

The Esaase Gold Project exploration camp and surrounding villages are connected to the national electrical grid. Mobile phone communication is accessible in most parts of the concession. A satellite dish is installed at the Keegan exploration camp for internet access. The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20km from the exploration camp. Hospitals and most government offices are available in Kumasi. Food and general supplies are also purchased in Kumasi. The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50km radius of a potential plant site

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6     HISTORY

6.1      Ownership and Exploration History

The Bonte area has a long history of artisanal mining, associated with the Ashanti Kingdom. There is also evidence of adits driven by European settlers, between the period 1900 to 1939, although no documented records remain of this activity.

Drilling was conducted on the Bonte river valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential. In 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000oz of alluvial gold on the Esaase concession and another 300,000oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Keegan's exploration and development program, which are entirely focused on the discovery of hard rock resources on the Esaase Property.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Keegan signed a letter of agreement with Sametro to earn 90% of the Esaase mining concession over a 3 year period of work commitments and option payments. The government of Ghana retains the remaining 10%.

Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

6.2      Resource and Reserve History

           A previous resource estimate was released by Coffey Mining on behalf of Keegan and detailed in a previous 43-101 report in December of 2007. This resource is summarised in Table 6.2_1 below.

Table 6.2_1
Esaase Gold Deposit
December 2007 Resource Grade Tonnage Report (Multiple Indicator Kriging; 5mE x 16mN x 2.5mRL Selective Mining Unit)

	Lower Cutoff Grade (g/t Au)	Tonnes Mt	Average Grade (g/t Au)	Ounces Kozs
	0.4	6.943	1.2	264
	0.6	5.414	1.4	240
Indicated	0.8	3.975	1.6	208
	1.0	2.852	1.9	176
	1.2	2.104	2.2	150
	0.4	43.898	1.1	1,620
	0.6	31.941	1.4	1,432
Inferred	0.8	23.158	1.7	1,237
	1.0	17.070	1.9	1,062
	1.2	12.986	2.2	919
Note: Appropriate rounding has been applied

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The resource estimate was updated as detailed in a 43-101 report dated April 2009 and summarised in Table 6.2 2 below.

Table 6.2_2
Esaase Project April 2009 Resource Grade Tonnage Report
Multiple Indicator Kriging Estimate 8mE x 10mN x 2.5mRL Selective Mining Unit

	Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Mozs)
	0.4	57.987	1.2	2.278
	0.5	49.248	1.4	2.153
	0.6	41.942	1.5	2.025
Indicated	0.7	35.748	1.7	1.898
	0.8	30.656	1.8	1.777
	0.9	26.322	2.0	1.660
	1.0	22.782	2.1	1.552
	0.4	41.664	1.2	1.653
	0.5	34.054	1.4	1.546
	0.6	28.573	1.6	1.451
Inferred	0.7	24.430	1.7	1.365
	0.8	20.649	1.9	1.275
	0.9	17.914	2.1	1.201
	1.0	15.852	2.2	1.139
Note: Appropriate rounding has been applied

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7      GEOLOGICAL SETTING

7.1   Regional Geology

The geology of Ghana is comprised predominantly of rocks of the Birimian (2.17-2.18Ga) and to a lesser extent of units of the Tarkwaian (2.12-2.14Ga, after Davis et al. 1994).

The Birimian consists of narrow greenstone (volcanic) belts, which can be traced for hundreds of kilometres along strike but are usually only 20 to 60km wide, separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts there appears to be considerable interbedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin but laterally extensive chemical sediments (exhalites), consisting of cherts, fine-grained manganese-rich and graphitic sediments, often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks, on the other hand, consist of a distinctive sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. They host important paleoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5km thick, whereas in the Bui belt, comparable units are about 9km thick sediments that mark a rapid period of erosion and proximal deposition during the late-stage of an orogenic cycle.

All of the Birimian sediments and volcanics have been extensively metamorphosed; the most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies.

Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold-thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest, to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that, although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

Figure 7.1_1 below shows the geology of southwest Ghana highlighting the Keegan projects of Esaase and Asumura.

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Figure 7.1_1 Southwest Ghana Geology

7.2       Project Geology

The Esaase Gold Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological units on the Esaase property have been interpreted by a combination of airborne geophysical resistivity mapping (VTEM), resource definition drilling and associated outcrop mapping.

The rocks of the property can be divided into metasedimentary units with high electrical and EM resistivity and highly conductive rocks (Figure 7.2_1). Within the resource zone, the host rocks can be divided between phyllite and siltstone (ore zone predominant in hanging wall of resistivity break) and sandstone/greywacke (predominant in footwall of resistivity break). Host rocks to ore range from massive thinly layered phyllite through interlayered phyllite and siltstone, to massive silt and sandstone (Figure 7.2_2). Although recognizable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of core drill and outcrop density.

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Figure 7.2_1 Map of Esaase Concession IP Resistivity, Northeast Structures and Alluvial Mining

Figure 7.2_2 Core Photos of Lithology Types from the Esaase Deposit

KEY: A, B) deformed siltstone/shale in hanging wall of Esaase deposit;
  C, D) of less deformed sandstone/greywacke in footwall of the deposit; and
  E) of tonalite/granodiorite intrusions

(from Klipfel, 2009)

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The structural architecture of the Esaase area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping (axial planes strike (020º to 035º), northeast plunging (30º to 70º) folds are asymmetric and climb to the southeast. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10m to 100m scale. Folding in the deformed siltstone/shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from upright to moderately inclined with dips to the northwest. Folds are asymmetric and climb to the southeast, consistent with regional interpretations of tectonic transport to the southwest. The fold limbs steepen as high strain zones (shears/thrust faults) are approached from the northwest. Within zones of higher strain, weak to moderately developed transposition is common. The footwall side of a shear commonly shows low or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10m to 50m scale. These northeast striking, northwest-dipping syn-kinematic shears, which roughly parallel fold axial planes appear to demarcate zones of mineralization. In many (but not all) instances, the basal shear/thrust, divides the more deformed, altered, mineralized and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed sandstone/greywacke in the footwall. It is common to see broken rock, often carbonaceous, at or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault or series of fault provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

The metasediments are intruded post-kinematically by dikes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralized and occur at or near the footwall of mineralization and are themselves mineralized (Klipfel, 2009).

The existence of a weathering profile on the Esaase Property is strongly influenced by topography (Figure 7.2_4). The typical weathering horizon in tropical settings in West Africa consists of laterite (+- duracrust), saprolite, oxidized bedrock, and bedrock (there is often a gradational zone, "saprock" between the saprolite and oxidized bedrock. At the higher elevations at Esaase, the laterite and saprolite, and much of the saprock has been weathered away, leaving behind oxidized bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations (Klipfel, 2009).

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A.
B.
C.
D.
E.

Schematic cross sections (A,C,) looking north and plan views (B, D, E) of initial crustal shortening causing folding (A, B) and thrusting (C,D) with accompanying veining. The structural and vein paragenesis evidence at Esaase, suggests that the stress orientation moved to a north south direction (E), causing left lateral strike-slip movement on the pre-existing thrust faults. This movement created a NS dilational opening direction allowing for late emplacement of NS steeply dipping quartz carbonate veins bearing visible gold. Note, that if stress and strike slip directional arrows are removed from Figure E, that it is also a cross section

(Klipfel, 2009)

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Figure 7.2_4 Typical Weathering Profile at the Esaase Project Looking North

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8                  DEPOSIT TYPES

The target deposit being explored for is mesothermal quartz vein style mineralisation. This is by far the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type in recognition of the Obuasi area being the type locality and the largest gold deposit in the region. Milesi et al. (1992) recognize that these deposits are largely confined to tectonic corridors that are often >50km long and up to several kilometres wide and they usually display complex, multi-phase structural features, which control the mineralisation.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is quite common and accessory polymetallic sulphides are frequently observed. This type includes important lode/vein deposits in Ghana such as at Obuasi, Prestea, Bogosu, Bibiani and Obotan. However, a second non-refractory style of gold mineralization occurs in which gold is not hosted within sulphide minerals either in early or late stage mineralization. These type deposits have lower sulphide content in general and in particular, lack the needle- like arsenopyrite that is common in the refractory type deposits. Such deposits include the Chirano and Ahafo type deposits (Stuart, 2007).

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9                  MINERALIZATION

Gold Mineralization on the Esaase Property occurs in quartz - carbonate veins hosted within parallel NE trending, moderately to steeply west dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidized rocks is quartz- sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in coloration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white color alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

As mentioned in Section 7, quartz veining occurred within the mineralization envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events noted in Section 7. Four stages of veins can be identified. These include an early unmineralized quartz only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate±sulfide veins with visible free gold. The associated sulfide is generally pyrite, but up to 15% of it can be chalcopyrite and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).

Veins that contain visible gold overwhelmingly strike (350º to 020º), have sub vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralization and appear to be bounded by aforementioned thrust faults and can thus be described as en echelon vein sets form en-echelon sets. As previously describe in Section 7, they likely were emplaced during a transition from fold thrust deformation to left lateral strike slip deformation (see Figure 7.2_3; Klipfel, 2009).

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10               EXPLORATION

No modern-style lode exploration was completed on the Esaase Project prior to the commencement of exploration by Keegan in mid 2006.

10.1             Soil Sampling Program

Keegan commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and has received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100-400 meters apart with samples taken at 25 meter intervals along the lines. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Keegan expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime. Figure 10.1_1 shows the gold-in-soil contour map derived from these samples. Soil samples were obtained wherever there was not obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. As illustrated in Figure 7.2_4, the material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium, laterite, and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values. Soil samples from non bedrock sources (ie alluvial) tend to have much lower gold values than the underlying bedrock. As a result of this observation, Keegan has begun an auger sampling program in order to get samples at (or at leaser closer to) the bedrock/soil interface.

10.2             Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralization boundaries. In order to identify other such structures, Keegan contracted Geotech Ltd to perform an airborne VTEM geophysical program on the Esaase Property. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech's versatile time domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122m.

The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterized the 2D and 3D nature of the survey.

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Figure 10.1_1
Gold in Soil Thematic Map

Esaase Soils
Au in ppb
500 to 1,000
100 to 500
50 to 100
25 to 50
10 to 25
1 to 10
0
1
2
kilometers
LEGEND
Updated resource area
New mineralized zones (not in updated resource)
Mineralized Faults
Alluvial Workings
Esaase Soils
Au in ppb
500 to 1,000
100 to 500
50 to 100
25 to 50
10 to 25
1 to 10
0
1
2
kilometers
LEGEND
Updated resource area
New mineralized zones (not in updated resource)
Mineralized Faults
Alluvial Workings

Esaase (top) and Jeni River (bottom) Concessions

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Figure 10.1_2
Gold in Soil Contour Map

Soil Contours (ppb)
100% 9360
99.806% 1000
99.5001% 500
95.6351% 100
90.7778% 50
80.6752% 25
57.5452% 10
0
2.5
5
kilometres
Legend
Drilled Mineralization Areas not in Resource
Resource Area
Alluvial Tailings

The 10 channel map shown in Figure 10.2_1 is a relatively deep penetrating channel that avoids noise disturbance and provides an overall picture of the resistive characteristics of the rocks. The 92 meter Layered Earth Inversion is useful for a more detailed view of bedrock resistivity at the fresh bedrock surface.

Esaase Concession
N
0
2
4
kilometers
LEGEND
Updated resource area
Footwall Structure
Alluvial Workings
Jeni Concession

The image indicates significant breaks changes in the resistivity values of the rocks along what are interpreted as NE oriented structures. These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling.

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11       DRILLING

11.1   Introduction

Drilling at the Esaase Gold Project has been managed by Keegan and Coffey Mining geologists and to date has been constrained geographically to the south central portion of the Esaase Concession (see Figure 11.5.1). Surface Reverse Circulation ('RC') and Diamond Core ('DC') drilling has been completed at the project. The ongoing drill program is designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drillholes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana based companies providing RC and Diamond drilling services consistent with current industry standard. Table 11.1_1 summarises pertinent drilling statistics for all holes drilled at the Esaase Gold Project at the time of commencement of the resource estimate study. A total of 968 drillholes have been completed of which 770 of these drillholes (in the currently defined resource area) were used for the resource estimation study.

Table 11.1_1 Esaase Gold Project Summary Drilling Statistics

Type	Number	Type	Metres
RC holes	667	RC metres	104,083
RC pre-collars with Diamond tails	219	RC pre-collar with Diamond tail metres	68,779
Diamond holes	82	Diamond hole metres	17,220
Total drillholes	968	Total metres drilled	190,081

11.2    Drilling Procedures

11.2.1         Accuracy of Drillhole Collar Locations

Drillhole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1cm and are considered conventional.

11.2.2
Downhole Surveying Procedures

Drillholes were surveyed on approximately 50m downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden.

These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

11.2.3
Reverse Circulation Drilling Procedures

Keegan supervised RC and diamond drilling was completed by Geodrill using a UDR KL900-02 multipurpose track mounted rig. RC rods were 4½ inch diameter and the drill bit used was a standard diameter.

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11.3
Diamond Drilling Procedures

The initial 14 diamond drillholes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill. The Geodrill rig utilised in the RC drilling is multipurpose and completed the remaining diamond component of drilling also. The core was oriented by a combination of the spear technique and the Ezimark orientation device.

11.4	RC and Core Sampling Procedures The sampling procedures followed during RC and DC drilling are detailed in Section 12, as is the sample quality assessment.

11.5
Summary Results

It is not practical to include a listing of all sample results, as a total of 179,113 RC samples and diamond core samples have been collected to date. Table 11.5_1 summarises pertinent statistics relating to the RC and core sampling program.

Table 11.5_1
Esaase Project
Drilling and Sampling Statistics

Method	Number	Average	Total	Number of
		Length	Metres	Assays
RC	667	156	104,083	100,626

RC precollars with diamond tails	219	314	68,779	28,753 (RC)
				18,406 (diamond)
Diamond	82	210	17,220	5,932
Total	968	85196	190,081	179,113

The location of all drillhole collars colour coded by cumulative grade thickness is shown in Figure 11.5_1. It shows three other zones of drilled mineralization that have been included in the current resource for the first time. Figure 11.5_2 displays drilling within the resource area colour coded by type. Note the Figure shows drillholes not used in the grade estimate.

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Figure 11.5_1
Drillhole Collar Locations

N
0
1
2
kilometers
B-1 Zone
Northern Extension A-1 Zone
D-1 Zone
A-1 Zone (Resource Area)
LEGEND
Mineralized zones not included in resource
Resource Area
Previous Placer Mining Area
Mineralized NE oriented faults
Cumulative grade width
In gram per ton times meter
100 to 368
70 to 100
40 to 70
15 to 40
all others

Note: Drilling is color coded by cumulative grade widths with a minimum of 15 gram per tonne x metre. The resource zone is distinguished from other zones of mineralization that have not been included in the resource

Figure 11.5_2
Drillhole Locations by Drilling Type

727000 N
726500 N
726000 N
725500 N
725000 N
724500 N
724000 N
723500 N
723000 N
618500 E
619000 E
619500 E
620000 E
620500 E
621000 E
621500 E
622000 E
622500 E
623000 E
623500 E

(showing block model outlines)

Diamond - Red RC precollars- Blue RC - Green

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11.6            Drilling Orientation

The vast majority of drillholes in the west dipping Esaase mineralisation were collared at an orientation of approximately 100° (UTM). A small number of holes were drilled towards approximately 300°.

11.7            Topographical Control

Topography has been generated from a Total Station survey completed by Coffey Mining surveyors in 2007. This topography is to an accuracy of +/-30cm and compares well with the drillhole collar survey data. Coffey Mining considers the topography to be of high confidence.

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12                SAMPLING METHOD AND APPROACH

12.1             RC Sampling and Logging

RC drill chips were collected as 1m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting.

The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 2kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed.

RC chip trays were systematically compiled and logged with all bulk rejects being stored at he Keegan exploration camp in Esaase.

12.2   Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1m intervals were taken. 9.8% of diamond core sampling was submitted as whole core with the remaining 90.2% was submitted as half core.

It should be noted that these sampling intervals are much smaller than the true width of mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 15 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

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12.3             Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 34kg per metre drilled. Bulk sample weights have been systematically recorded for each metre drilled.

Sample recovery in Diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. Keegan utilised HQ3 drilling to minimise the core loss in the weathered zones.

12.4
Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Dedicated drillhole twinning of the DC drilling and RC drilling has been completed by Keegan to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content. Four DC and RC drillhole pairs are suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling. It is concluded that no bias exists between the DC and RC drilling. Graphical representation of the twinned drilling is presented in Appendix D.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data (Section 15) generated and no distinct bias is evident.

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13             SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1             Sample Security

The close scrutiny of sample submission procedures by Keegan technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Keegan sampling procedures require samples to be collected in staple closed bags once taken from the rig. They are then transported to the Esaase camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored at the Keegan exploration camp at Esaase, as well as chips derived from RC drilling, half-core and photographs generated by Diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

13.2             Analytical Laboratories

Preparation and assaying of samples from the Esaase deposit has been carried out at three independent laboratories:

▪     SGS Tarkwa (SGS)                                      (from April 2007).

▪     Transworld Tarkwa (TWL)                       (from October 2006).

▪     ALS Kumasi (ALS)                                    (from November 2008).

13.3             Sample Preparation and Analytical Procedure

13.3.1             Transworld Tarkwa

The assay method applied by TWL Tarkwa for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at TWL Tarkwa.

▪     Sample Preparation:

▪       3kg or less of sample is dried, disaggregated, and jaw crushed to 3mm.
▪       Sample is pulverised to a nominal 95% passing -75 micron using an LM2 pulveriser.
▪       Two pulp samples are taken for analysis and pulp storage.

▪     Sample Analysis:

▪       50g charge, Fire Assay fusion, lead collection, AAS determination to 0.1ppm.

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13.3.2         SGS Tarkwa

The methodology for the 50g fire assay from the SGS Tarkwa laboratory is the same as that completed at TWL. All aspects of sample preparation and analysis were undertaken at SGS Tarkwa. SGS is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation.

13.3.3         ALS Kumasi

The assay method applied by ALS Kumasi for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at ALS Kumasi. ALS is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation.

▪       Sample Preparation:

▪       3kg or less of sample is dried, disaggregated, and jaw crushed to 2mm with a nominal 70% passing 2mm.
▪       Sample is pulverised to a nominal 85% passing -75 micron using an LM2 pulveriser.
▪       Two pulp samples are taken for analysis and pulp storage.

▪       Sample Analysis:

▪       50g charge, Fire Assay fusion, lead collection, AAS determination to 0.1ppm.

13.4   Bulk Density Determinations

A total of 12,836 bulk density determinations have been collected for the Esaase Gold Project by Coffey Mining. The readings were taken over a range of lithological and weathered profiles by Coffey Mining technicians. The procedure used is detailed below and works on the Archimedies Principle. A custom set of "Bulk Density" scales with a weighing hook located underneath (purchased from Corstor South Africa) was utilised for the measurements:

▪       10cm billet of clean dry (dried in an oven for 4 hours at 60°C) core is weighed.

▪       Core is immersed in paraffin wax then reweighed to establish weight of the wax.

▪       Core is then suspended and weighed in water to determine the volume.

The Bulk Density is then calculated as:

▪       Bulk Density core = [Mass core] / [(Mass air - Mass water) - (Mass wax / 0.9)].

            A statistical analysis of the results is presented in Section 17.3.

13.5
Adequacy of Procedures

Analytical procedures associated with data generated to date are consistent with current industry practise and are considered acceptable for the style of mineralisation identified at Esaase.  Quality control procedures are described in the next section (Section 14).

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14             DATA VERIFICATION

14.1	Quality Control Procedures The quality control procedures adopted by the Keegan and the relevant analytical laboratories are listed in point form below.

14.1.1          Keegan

     Keegan has undertaken the procedures recommended by Coffey Mining from January 2007, and include:

▪       Insertion of 21 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples).

▪       Insertion of Blank material (5% of samples).

▪       RC Field duplicates taken (5% of samples).

▪       Diamond Core Field duplicates completed by a second split at the 3mm jaw crushing stage.

▪       Submission of selected Umpire samples to SGS.

▪       Review of the Keegan and the internal laboratory QC data on a batch by batch basis.

The assay quality control procedures applying to the various laboratories is summarised in the following sections.

14.1.2         SGS Tarkwa

The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:

▪       Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

▪       Compressed air gun used to clean crushing and milling equipment between samples.

▪       Barren quartz 'wash' applied to the milling/pulverising equipment at the rate of 1:10.

▪       Quartz washes assayed to determine the level of cross contamination.

▪       Sieve tests are carried out on pulps at the rate of 1:50 to ensure adequate size reduction.

▪       Assaying of certified standards at the rate of one per batch of 20.

▪       A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis.

▪       Blank samples are inserted at the rate of approximately 1:30.

▪       Industry recognised certified standards are disguised and inserted at a rate of 1:30.

▪       Assaying of internal standards data.

▪       Participation in two international round robin programs; LQSi of USA and Geostats of Australia.

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14.1.3         Transworld Tarkwa

TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round robin umpire assay program and it does not utilise the CCLAS computer system. TWL Tarkwa was acquired by Intertek Minerals Group in October 2008. Intertek Minerals Group includes Genalysis Laboratory Services Pty Ltd of Australia and is ISO/IEC 17025 accredited, which includes the management requirements of ISO 9001: 2000.

The following quality control procedures are adopted by ALS which is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation:

▪       Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

▪       Compressed air gun used to clean crushing and milling equipment between samples.

▪       Barren 'wash' material applied to the milling/pulverising equipment at between sample preparation batches.

▪       Quartz washes assayed prior to use to determine the level of cross contamination.

▪       Sieve tests are carried out on pulps on a regular basis to ensure adequate size reduction.

▪       Assaying of certified standards at the minimum rate of one per batch (dependant on batch size and assay technique).

▪       A minimum of one of the submitted samples in each batch are subject to repeat analysis.

▪       Blank samples are inserted at the beginning of each batch.

▪       Participation in a number of international round robin programs which include CANMET of Canada and Geostats of Australia.

14.2             Quality Control Analysis

The quality control data analysed by Coffey Mining includes:

▪       Standard and blanks (both Field and Laboratory).

▪       RC Field duplicates.

▪       Laboratory repeats.

▪       Re-assayed pulps.

▪       Umpire assaying.

The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately.

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The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:
▪	Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
▪	Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.

▪	Mean v's % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.
▪	Mean v's %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).

▪	Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.

▪	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.
Comments on the results of the statistical analyses for each laboratory are provided below while a compilation of the descriptive statistics and graphical plots are presented as illustrations in Appendix A.

14.2.1         Transworld Laboratory, Tarkwa

TWL Duplicate Repeats

At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. The pulp duplicates demonstrate adequate pulverisation and homogenous mixing through to the end stage of sample preparation. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment and data are divided into drillcore (HQ and NQ, 177 assays) and riffle split 1m RC drill chips (461 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

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TWL Pulp Respray

After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th samples and performs the same operation and this is the Pulp Respray or Respray Repeat. Respray Repeats provide a control on operation of the AAS machine. At the end, control samples are again presented to the AAS to verify that short term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment for a total of 1202 assays. Results show equivalent means between the duplicate repeats and precision well within acceptable limits.

TWL Check Repeats

Check repeats occur where high grade samples are encountered or where the result is out of sequence (e.g. 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Again, the pulp repeat demonstrates adequate pulverisation and homogenous mixing through to the end stage of sample preparation. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment and data are divided into drillcore (HQ and NQ, 265 assays) and riffle split 1m RC drill chips (573 assays). Check Repeat analyses data to September 2007 was available for review. Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Reassay

Only pulp reassays greater than or equal to 10 times the detection level (0.1ppm Au) are considered for analysis and these comprise 1,615 riffle split 1m RC drill chip assays. Results show equivalent means between the duplicate repeats and precision within acceptable limits.

TWL Lab Standards and Blanks Analysis

Six certified standards were inserted by TWL into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias with results varying between -0.44% to 3.05% of expected values. This positive bias is more evident for higher grade standards.

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Table 14.2.1_1
Transworld Laboratory Tarkwa
Laboratory Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)

TWL Submitted Blanks

Reagent Blank	0.005	0.0045 to 0.0055	612	0.005	0.02	0.005	98.86	18.96	1.8
Sample Blank	0.005	0.0045 to 0.0055	1370	0.005	0.02	0.005	98.98	12.47	1.17

TWL Submitted Standards

BM292	1.48	1.33 to 1.63	66	1.41	1.6	1.5	100	2.62	1.1
ST06_5322	1.04	0.94 to 1.14	108	0.97	1.11	1.04	100	2.52	-0.44
ST06_5356	1.04	0.94 to 1.14	466	0.97	1.12	1.05	100	2.26	0.48
ST17_2290	0.78	0.70 to 0.86	595	0.72	0.85	0.79	100	2.68	1.61
ST343	1.286	0.18 to 0.22	218	0.19	0.23	0.2	98.62	3.91	2.09
ST364	8.59	7.73 to 9.45	68	8.2	9.31	8.85	100	3.1	3.05

Table 14.2.1_2
Transworld Laboratory Tarkwa
Field Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)

Keegan Submitted Blanks

Sample Blank	0.005	0.0045 to 0.0055	1279	0.01	0. 2	0.02	-	-	-

Keegan Submitted Standards

CDN-BL-3	0.01	0.009 to 0.011	104	0. 01	0. 06	0.02	-	-	-
CDN- GS-15A	14.83	13.35 to 16.31	54	10.74	16.64	14.06	72.22	8.07	-5.22
CDN-GS-1C	0.99	0.89 to 1.09	246	0. 91	1. 19	1.04	82.93	4.46	4.94
CDN_GS_30A	35.25	31.73 to 38.78	27	33.53	41.05	36.1	88.89	4.64	2.42
CDN-GS-P5	0.52	0.47 to 0.58	76	0.45	0.62	0.52	85.53	6.51	-0.75
CDN-GS-P5B	0.44	0.40 to 0.48	246	0. 33	0. 54	0.46	75.61	6.48	5.31
G306-3	8.66	7.79 to 9.53	27	6. 99	10.12	8.95	81.48	6.48	3.35
G396-5	7.36	6.62 to 8.10	53	5.25	9.89	7.44	75.47	10.47	1.03
G901-11C	1.34	1.21 to 1.47	281	1. 05	1. 67	1.41	80.43	6.08	5.14
G901-7	1.52	1.37 to 1.67	42	1. 38	1. 76	1.54	97.62	4.38	1.47
G901-9	0.69	0.62 to 0.76	149	0.51	0.87	0.71	77.18	7.58	2.48
G905-10	6.75	6.08 to 7.43	119	5. 73	8. 44	6.95	76.47	7.34	2.89
G905-5	0.52	0.47 to 0.57	159	0. 45	0. 64	0.52	89.31	6.57	0.63
G995-1	2.74	2.47 to 3.01	153	2.06	3.76	2.86	68.63	8.78	4.45
G997-9	5.16	4.64 to 5.68	207	4. 00	6. 35	5.47	63.29	8.04	6.09
G995-6	7.18	6.46 to 7.90	4	6. 94	7. 55	7.33	100	3.19	2.05

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14.2.2         SGS Laboratory, Tarkwa

SGS Duplicate Second Split

This comprises RC (339) and diamond core (73) field duplicates and is achieved by taking a second split at the 3mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the reassay for both diamond core and RC samples.

SGS Replicate First Split

These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. A total of 582 Diamond core and 2,392 RC analyses are available for analysis. Results show equivalent means and an acceptable level of precision between the original and the reassay.

Lab Standards and Blanks Analysis

Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

14.2.3        ALS Laboratory, Kumasi

It should be noted that assaying has only been completed at ALS Kumasi since the previous resource estimate. At the time of writing, data pertaining to ALS's internal QAQC protocols had not been received by Coffey Mining and this section relating to ALS Kumasi internal
QAQC protocol has therefore not been updated since the April 2009 Technical Report.

ALS Duplicate Second Split

This comprises RC (406) and diamond core (379) duplicates and is achieved by taking a second split at the 3mm jaw crushing stage of the sample preparation. Only results >0.1ppm Au and <5ppm Au are considered. Results show equivalent means and a high level of precision between the original and the reassay for the diamond core samples. Results for the RC samples also demonstrate a high level of precision between the original and the reassay.

ALS Replicate

These assays represent a random repeat assay of a second sample taken from the original pulp. A total of 2,377 diamond core and 1,428 RC analyses are available for analysis. Only results >0.1ppm Au and <5ppm Au are considered. Results show equivalent means for diamond core however the second mean for the RC samples is slightly lower than the original. Overall levels of precision between the original and the reassay are acceptable (albeit on the low side of acceptable) for both diamond core and RC samples.

ALS Intra Batch Analysis

These assays represent a random repeat assay analysed in a different assay batch to the first. Results show equivalent means and acceptable precision (although at the lower end) for both RC and diamond core samples.

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Table 14.2.2_1
SGS Laboratory Tarkwa
Laboratory Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)

SGS Submitted Blanks

Reagent Blank	0.005	0.0045 to 0.0055	179	0.005	0.01	0.005	94.41	21.75	5.59
Sample Blank	0.005	0.0045 to 0.0055	157	0.005	0.02	0.005	92.99	36.84	9.55

SGS Submitted Standards

ST05_2286	2.36	2.12 to2.60	151	2.14	2.52	2.33	100	2.09	-1.27
ST14_6368	0.41	0.37 to 0.45	164	0.38	0.42	0.40	100	2.26	-2.90
ST21_5327	6.83	6.15 to 7.51	122	6.21	7.35	6.76	100	2.64	-1.03
ST37_8229	1.73	1.56 to 1.90	165	1.62	1.84	1.71	100	1.76	-1.30

Table 14.2.2_1
SGS Laboratory Tarkwa
Field Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)

Keegan Submitted Blanks

Sample Blank	0.01	0.009 to 0.011	2097	0.005	0.2	0.025	-	-	-

Keegan Submitted Standards

CDN-BL-3	0.01	0.009 to 0.011	150	0.13	1.3	0.017	-	-	-
CDN-GS-15A	14.83	13.35 to 16.31	81	13.7	18.6	15.86	66.67	7.47	6.93
CDN-GS-1C	0.99	0.89 to 1.09	50	0.81	1.11	1.024	86	5.05	3.43
CDN_GS_30A	35.25	31.73 to 38.78	70	32.3	44.2	35.38	97.14	4.58	0.37
CDN-GS-P5B	0.44	0.4 to 0.48	161	0.27	0.54	0.47	55.90	8.44	7.30
G306-3	8.66	7.79 to 9.53	70	7.97	9.45	8.7	100	2.68	0.46
G396-5	7.36	6.62 to 8.1	81	6.51	7.54	6.91	97.53	1.86	-6.15
G901-1	2.58	2.32 to 2.84	40	2.56	2.77	2.63	100	1.76	2.07
G901-11C	1.34	1.21 to 1.47	222	1.18	143	1.30	99.55	1.97	-3.30
G901-7	1.52	1.37 to 1.67	78	1.29	1.72	1.39	35.90	7.83	-8.41
G901-9	0.69	0.62 to 0.76	373	0.53	0.81	0.65	69.44	6.03	-6.56
G905-10	6.75	6.08 to 7.43	271	6.06	7.22	6.80	99.63	2.30	0.69
G905-5	0.52	0.47 to 0.57	352	0.43	0.67	0.53	83.52	7.55	1.92
G995-1	2.74	2.47 to 3.01	410	2.38	3.40	2.66	96.10	4.14	-2.77
G997-9	5.16	4.64 to 5.68	344	4.08	5.65	4.95	97.97	3.23	-4.14
G995-6	7.18	6.46 to 7.9	48	6.65	7.38	6.87	100	1.41	-4.28

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Table 14.2.3_1 ALS Laboratory Kumasi Laboratory Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)

ALS Submitted Blanks

Reagent Blank	0.005	0.0045 to 0.0055	179	0.005	0.01	0.005	94.41	21.75	5.59
Sample Blank	0.005	0.0045 to 0.0055	157	0.005	0. 02	0.005	92.99	36.84	9.55

ALS Submitted Standards

ST05_2286	2.36	2.12 to 2.60	151	2.14	2.52	2.33	100	2.09	-1.27
ST14_6368	0.41	0.37 to 0.45	164	0.38	0.42	0.40	100	2.26	-2.90
ST21_5327	6.83	6.15 to 7.51	122	6. 21	7. 35	6.76	100	2.64	-1.03
ST37_8229	1.73	1.56 to 1.90	165	1.62	1.84	1.71	100	1.76	-1.30

Table 14.2.3_1 ALS Laboratory Kumasi Field Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)

Keegan Submitted Blanks

Sample Blank	0.01	0.009 to 0.011	5,321	0.005	0. 1	0.006	-	-	-
CDN-BL-3	0.01	0.009 to 0.011	126	0.005	0.04	0.009	-	-	-

Keegan Submitted Standards

CDN- GS-15A	14.83	13.35 to 16.31	50	11	16.85	14.78	96	5.48	-0.32
CDN_GS_30A	35.25	31.73 to 38.78	97	26.7	41.4	34.79	84.54	7.65	-1.32
CDN-GS-P5B	0.44	0.40 to 0.48	197	0.34	0. 5	0.43	87.82	6.43	-3.48
G300-8	1.07	0.96 to 1.18	11	0.87	1.29	1.07	72.73	10.4	0.09
G306-3	8.66	7.79 to 9.53	502	7. 55	9. 83	8.76	97.41	3.69	1.14
G396-5	7.36	6.62 to 8.10	3	7.63	8.78	8.28	33.33	5.8	12.45
G901-1	2.58	2.32 to 2.84	493	2.14	3.25	2.65	91.28	5.33	2.88
G901-11	1.34	1.21 to 1.47	371	1. 18	1. 55	1.35	95.42	4.61	0.36
G901-11C	1.34	1.21 to 1.47	87	1.16	1.59	1.34	90.81	5.82	0.09
G901-7	1.52	1.37 to 1.67	483	1. 31	1. 97	1.49	95.65	4.67	-1.79
G901-9	0.69	0.62 to 0.76	464	0.41	0.82	0.67	84.05	6.92	-2.92
G905-10	6.75	6.08 to 7.43	31	5.55	7.86	6.78	80.65	7.81	0.38
G905-5	0.52	0.47 to 0.57	523	0. 36	0. 62	0.498	90.06	6.02	-4.32
G995-1	2.74	2.47 to 3.01	461	1.08	3.87	2.83	82	8.17	3.42
G907-4	3.84	3.46 to 4.22	51	3.29	4.56	3.91	92.16	5.53	1.93
G908-8	9.65	8.69 to 10.62	89	8. 71	10.75	9.51	98.88	3.36	-1.41
G909-10	0.52	0.47 to 0.57	8	0.48	0.59	0.52	87.5	6.85	-0.24
G997-3	1.41	1.27 to 1.55	84	1. 13	1. 79	1.41	83.33	7.94	0.27
G997-9	5.16	4.64 to 5.68	621	4. 06	5. 89	5.28	95.65	4.45	2.34
G999-6	7.18	6.46 to 7.90	447	6.07	8.34	2.29	96.64	3.7	1.53

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14.2.4          Keegan QAQC

 Keegan Field Standards and Blanks

A total of 21 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. Standards have been sourced from Geostats Pty Ltd and CDN Resource Standards and cover an appropriate grade range. Keegan routinely assesses the standards analysis data and any batches that display inappropriate bias are re-assayed at Keegan's request. A total of 19,070 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis.

Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of -5.22%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias.

Blind standards analysis at ALS shows a spread of bias from -4.32% to 3.42%. One standard, G396-5 displays positive bias of 12.45% however this is based on only 3 analysis and is therefore discounted. It is observed that in general, negative bias is apparent at lower grades (<1g/t Au) and positive bias up to is seen in higher grade samples. Bias is considered low overall.

Keegan Field Duplicates

Field duplicates totalling 1,567, 5,277 and 2,802 have been sent to TWL, ALS and SGS respectively. Diamond core field duplicates consist of a portion of the "coarse rejects" obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1ppm Au) and less than 5g/t Au have been considered in the analysis.

Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and diamond core samples.

Keegan Assay Resplits (Umpire)

In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduced if outliers to the data are removed). Review of the standards analysis indicates better accuracy was achieved by SGS Tarkwa.

Subsequent batches of resampled drillcore and RC chips (primary lab TWL) sent in July and November 2008 to Genalysis, Perth have provided 232 drillcore assay pairs and 346 RC assay pairs >0.1g/t Au for assessment. Results demonstrate an acceptable degree of precision however the second or umpire mean is significantly lower in the case of both drillcore and RC chips. Again this is significantly reduced if outliers to the data (>10ppm Au) are removed. This suggests a minor potential issue regarding accuracy based on this data.

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SGS Tarkwa has been utilised as a primary laboratory for the project between February 2007 and December 2008 and umpire samples have subsequently been sent to Genalysis of Perth for umpire analysis. Only assays >0.1g/t Au are considered in the analysis and a total of 148 drillcore and 648 RC assay pairs are available for analysis. Results show equivalent assay means for the RC pairs, however a significantly lower mean is recorded for the umpire drillcore assays (2.79ppm Au vs 2.34ppm Au). If outliers to the data (>10ppm Au) are removed a significant convergence of the two means is demonstrated, however the umpire assay mean is still lower. Precision is acceptable for both RC and drillcore data, although accuracy is slightly problematic for the drill core based on this data..

ALS Kumasi has been utilised as a primary laboratory for the project since December 2008 and umpire samples have subsequently been sent to Genalysis of Perth for umpire analysis. Only assays >0.1g/t Au are considered in the analysis and a total of 764 drillcore and 727 RC assay pairs are available for analysis. Results demonstrate equivalent means and acceptable precision and accuracy for both data types.

The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis and therefore indicates greater relative preciaion and accuracy at Genalysis.

14.3             QAQC Conclusions

Coffey Mining believes that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QAQC data include:

▪       Use of Certified Standard Reference material has shown a minor relative low bias for SGS Laboratories, Tarkwa. Despite this precision and accuracy are within acceptable limits.

▪       Use of Certified Standard Reference material has shown a relative high bias (poor accuracy) for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program. Drilling samples have not been submitted for assay to TWL Tarkwa since mid 2008. The bias only affects approximately 15% of the database and it is Coffey Mining's opinion that the evident bias is at the lower end of the scale and that the portion of the database affected is therefore acceptable for Resource Estimation purposes.

▪       Repeat analyses (Field Duplicates and Assay Resplits) have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits.

▪       Umpire analysis at Genalysis in Perth initially has shown a lack of precision between the various laboratories however, more recent umpire analysis has indicated an improvement (this pertains particularly to ALS, Kumasi). The higher assay mean for drillcore when comparing SGS vs Genalysis (SGS high) remains unexplained and contradicts the low bias indicated by use of Certified Standard Reference material inserted by Keegan in the sample stream.

▪       Other relevant conclusions are discussed throughout Section 14.

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15             ADJACENT PROPERTIES

There are a number of operating mines in proximity (<100km) to the Esaase Gold Project. They include world class gold deposits such as the Obuasi project operated by AngloGold Ashanti, and the Chirano Gold project that is currently being operated by Redback Mining, who were recently acquired by Kinross Gold.

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16 16.1 16.1.1
MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical Testwork

Two programmes of metallurgical testwork have been completed on Esaase Gold Project material, and a third metallurgical test program is in progress, which will support the preparation of the Pre Feasibility Study and ultimately the Feasibility Study for the Esaase Gold Project.

The Phase 1 test programme was completed in 2008 and was based on the testing of individual intercepts to determine metallurgical response. The Phase 2 programme was completed in 2009 using composites assembled from the same intercepts to determine a likely process flowsheet.

During 2009 and 2010, a drill program, specifically targeting metallurgical sampling was completed using PQ sized drill core. This Phase 3 programme was designed to test representative composites and variability samples from drillholes intersecting the deposit at regular intervals along the strike and at varying depths within the deposit. The PQ sized core was specifically selected to provide samples of sufficient quantity and particle size to perform comminution testwork geared toward primary grinding.

This section summarises the results of these programmes and the derivation of key design criteria.

Metallurgical Sample Selection and Compositing

Phases 1 and 2

Samples of core were selected from a total of 14 diamond drillholes and were designated as follows:

Table 16.1.1_1
Metallurgical Core Samples - Phases 1 and 2
Hole	Meterage (m)	Oxidation Zone
KEDD 291	9-16	Oxide
KEDD 291	42-50	Oxide
KEDD 297	33-41	Oxide
KEDD 297	84-91	Oxide
KEDD 6011C	3.53-9	Oxide
KEDD 6011C	31-35	Oxide
KEDD 6016	31-39	Oxide
KEDD 297	118-126	Transition
KEDD 297	143-150	Transition
KEDD 152	283-290	Fresh
KEDD 152	348-355	Fresh
KEDD 161	281-288	Fresh
KEDD 161	303-309	Fresh
KEDD 199	181-188	Fresh
KEDD 231	166-172	Fresh
KEDD 231	185-192	Fresh
KEDD 320	224-240	Fresh
KEDD 336	329-336	Fresh

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These samples formed the feed to both the early testwork in 2008 and the more recent testwork in 2009. The early testwork focussed on testing of individual intercepts to determine metallurgical response. The recent testwork was based on treatment of composites to determine a likely flowsheet. These testwork programmes are summarised separately in the following sections.

Phase 3

A dedicated core drilling program was completed to generate representative samples of the Esaase deposit for metallurgical testing. PQ, 84mm diameter, core was selected to provide samples of sufficient quantity and particle size for comminution testing. Bore hole locations were selected to obtain samples from each of the defined mineralized zones, representing the variation in deposit characteristics with depth and along strike.

The PQ drillholes were located along section or fence lines from south to north along the strike of the deposit. The deposit is divided into a South zone, a North (Main) zone and a Northern extension. The PQ holes were located to obtain metallurgical samples of the South and North (Main) zones, which are included in the current resource model. In the South Zone, four PQ holes were drilled at an 80 meter spacing along an approximate 240 meter strike length. In the North Zone, 15 PQ holes were drilled on an 80 meter spacing in the south end and at a 40 meter spacing in the North end, along an approximate strike length of 800 meters. The orientation of the mineralization is nearly vertical and so the core holes were drilled on a 45 degree angle and perpendicular to strike to intercept the mineralization.

During the previous rounds of metallurgical testing, the mineralization was classified into three main types, based on alteration and degree of weathering. The types included the oxidized, found near the surface, transition at approximately 50 meters of depth and fresh, parent, rock located beneath the zone of weathering. In some cases, the classification can be reduced to two, as the transition zone has similar characteristics to the fresh ore, especially with respect to hardness and comminution parameters.

Mineralized core intervals were selected based on gold grade and classification. The lengths were chosen to represent potentially mineable intervals. The average grade of the interval selected was at or above the lower cutoff grade, commonly near the average grade of the deposit, and within the oxide, transition or fresh zones. Two meters of core were added to either end of a given interval to provide information on the bounding low grade rock.

The PQ metallurgical core holes drilled are presented in Table 16.1.1_2 below.

Six HQ core holes from the Phase 2 core drilling program were selected to obtain metallurgical information on the mineralization in the deep North (Main) zone, below the currently defined pit shells. Core assay rejects were collected from each of the selected drillholes, as there is no remaining unprocessed core. Because of the depth, all of these samples are considered to be in fresh rock.

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The HQ metallurgical core intervals selected are presented in Table 16.1.1_3.

Table 16.1.1_2 Metallurgical Test Samples - Phase 3 - PQ Core

Hole	Fence	Oxidized	Transition	Fresh
KEDD 721	9640	3 - 81	81 - 107	107 - 140
KEDD 722	9760	83 - 105	112 - 149
KEDD 723	9720	2 - 38	76 - 96	102 - 202
KEDD 724	9760	15 - 86	93 - 124
KEDD 725	9960	24 - 100
KEDD 726	10280	Oxide
KEDD 727	10320	2 - 39	157 - 182
KEDD 728	10040	2 - 13	16 - 25
KEDD 729	10080	2 - 74	95 - 127	148 - 163
KEDD 730	10040	4 - 119
KEDD 749	9880	2 - 81
KEDD 750	9800	58 - 73
KEDD 751	8880	31 - 48	48 - 87	109 - 119
KEDD 752	8800	68 - 87	100 - 119
KEDD 753	8720			139 - 215
KEDD 754	8960			56 - 129
KEDD 761	10240		76 - 171
KEDD 763	10120	18 - 93	93 - 142	143 - 173

Table 16.1.1_3
Metallurgical Test Samples - Phase 3 - HQ Core Assay Rejects, Down Dip Extension

Hole	Fence	Oxidized	Transition	Fresh
KEDD 536	10400			163-314
KEDD 537	10360			153-321
KEDD 538	10360			274-390
KEDD 539	10280			374-482
KEDD 540	10320			350-420
KEDD 541	10400			258-439
KEDD 542	10200			321-496
KEDD 552	10160			295-459
KEDD 657	11320			138-154

The Northern Extension of the Esaase deposit is in the early stages of exploration and to date has only been drilled with reverse circulation equipment. Drillholes were selected at intervals along the strike of the deposit. Mineralized intervals were selected from each of the holes and drill cuttings were collected from the sample bags at the sample storage area. The samples were split into approximate five kilogram samples, and bagged and labelled as described in the previous section. The particle size of the cuttings may be too fine for the standard comminution tests, but should be adequate for variability testing including Levin Bond work index testing, gravity separation and cyanide leaching.

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The RC metallurgical intervals selected are presented in Table 16.1.1_4.

Table 16.1.1_4 Metallurgical Test Samples - Phase 3 - RC Drill Cuttings, Northern Extension

Hole	Fence	Oxidized	Transition	Fresh
KERC 443	11480		146 - 157
KERC 581	10920	58 - 78
KERC 649	10960	104 - 115
KEDD 660	11440	31 - 57
KERC 671	11040			148 - 177
KEDD 746	11120	61 - 74

16.1.2
Phase 1 Metallurgical Test Program - 2008 - 2009

In July 2008, Keegan commissioned Lycopodium to provide assistance in assessing alternative process routes and the high level economics of the project. Lycopodium managed a preliminary metallurgical test program, which was completed by Amdel Mineral Laboratories Ltd in Perth, Western Australia.

The variability testwork was designed to be diagnostic in nature, rather than predictive of final plant design conditions. Each sample had a grind time determination, followed by grinding to 80% -45 μ and cyanidation. The fine grind size was intended to produce results indicative of the potential maximum recovery, including possible regrinding of a flotation concentrate.

The first stage of the test program involved selection and testing of a range of HQ core samples, intended to:

▪	Gain an understanding of the range of metallurgical response from the mineralisation types at Esaase.
▪	Determine how many composite samples would need to be tested to establish preliminary metallurgical design parameters.
▪	Identify any issues requiring further investigation, including refractory gold in sulphides, presence of preg-robbing carbonaceous material and the presence of coarse gold.
▪	The half HQ diamond core intervals for the variability testwork were despatched from Accra on 21 November 2008.
Main Findings
▪	The variability samples selected provide good coverage of the current mineralisation spatially and in respect of parameters such as grade, oxidation state and sulphide content.
▪	Strongly oxidised ores averaged 91% gold extraction in agitation leaching and 87% in coarse bottle rolls (indicative of heap leaching), although the latter tests were on a smaller sample set. Cyanide consumed in agitation leaching was 0.7kg/t, but only 0.2kg/t in the bottle rolls.
▪	Moderately to weakly oxidised material averaged 71% extraction in agitation leaching, but were highly variable. Bottle roll extractions on the same samples averaged 65%. Cyanide consumption in agitation leaching was high, at 1.6kg/t, but only 0.3kg/t in the bottle rolls.

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▪	Fresh rock averaged 54% extraction in agitation leaching, but varied from 15 - 91%. No bottle rolls were done on fresh material. Cyanide consumption was high at 1kg/t, but lime addition rates were low at 0.4kg/t.
▪	Approximately 30% of the gold detected in the samples tested was coarser than 106 μ. Possibly a total of up to 70% of the gold may be close to or coarser than 106 μ in size and a further 20% accessible at sizes coarser than 45 μ.
▪	The presence of coarse gold resulted in reduced extraction which is assumed to be simply from the coarser grain size.
▪	For all samples, increased manganese concentrations correlated with reduced gold extraction rates and/or reduced final extraction. The reason for the correlation is unclear, but the effect may warrant further work.
▪	There is no evidence that elements such as tellurium, copper or antimony are affecting gold extraction. Other complications such as high mercury or silver concentrations are also absent.
▪	All samples contained organic carbon (TOC). TOC concentrations varied with oxidation state, with strongly oxidised material containing on average 0.06% TOC, moderate to weakly oxidised 0.2% and fresh 0.35%. Gold extraction by coarse bottle rolls (10 day duration) showed a very strong relationship with TOC concentrations, declining from 90% extraction at 0.05% TOC to 60% at 0.3% TOC.
▪	In the much more rapid agitation leach tests, there was no detectable preg-robbing effect on oxide and transition material. Only one fresh sample showed direct evidence of preg- robbing, in the form of a declining leach curve and a very low final extraction (19%). However, one other sample with even lower final gold extraction (15%) had the highest TOC concentration, at 0.56%. It is suspected that the presence of slowly leaching coarse gold both contributed to the low extraction and masked the effects of preg-robbing.
▪	Evidence to date suggests that refractory gold in sulphides may not be a major problem at Esaase. Pyrite concentrations are relatively low, with none higher than 1%. Calculated arsenopyrite concentrations were quite high, ranging from <0.1 to 2.8%, but showed no relationship to gold extractions. Comparing size by size recoveries on oxide and fresh material suggests less than 5% of gold is finely occluded in sulphides. However, further mineralogical investigations are required to confirm this.
▪	The lower gold extraction values achieved in some transition and fresh material show that Esaase has some metallurgical variability. The evidence to date points to the presence of coarse gold being the main cause of low extraction, rather than gold in sulphides. If this proves to be the case, there are good prospects for significant improvements in gold recovery if utilising continuous processing (gravity concentration, flotation and/or CIL). The prospects for heap leaching on fresh and transition material would be poor.
▪	The best available predictor of potential heap leach recovery within the geological database was the logged (not modelled) oxidation state of the material, with strongly oxidised material having the best bottle roll extractions. This appears to be due to the low concentrations of carbonaceous material (indicated by low TOC).

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▪	Bulk density and rock porosity measurements can be used to distinguish fresh material from oxidised, but do not otherwise correlate with bottle roll extraction.
▪	Samples modelled into the transition zone could not be uniquely distinguished from oxide material by any measured parameter, although on average their metallurgical performance lay between that of strongly oxidised and fresh material.
▪	Gold extractions do not correlate with head grade. Residue grades varied rather than being constant. Thus, the results of metallurgical testwork are unlikely to be much affected by the grade of the samples, within reasonable limits.
▪	Gravity / flotation / concentrate and tails leaching of the fresh material gave extractions of 92% at a grind of 150 microns. This improved to 97% at a grind of 75 microns.
▪	Intermittent coarse bottle rolls on oxide material crushed to 22, 12 and 6mm showed extractions of 78, 77 and 86% after 10 days. A follow up column leach crushed to 12mm and agglomerated with 4kg/t cement gave an extraction of 77.7% after 64 days. At this point the leach curve was still rising. Overall cyanide consumption was low at 0.19kg/t.
▪	Mineralogical investigation of an oxide and fresh sample showed limited results as the gold occurrences were rare. Most of the gold by volume which was observed was coarse.
▪	All fresh samples had similar grindabilities, but oxide and transition samples were much more variable. The hardest oxide samples required similar energy to the hardest fresh samples. Although not quantifiable, it is likely that the presence of vein quartz influenced grinding energy in oxide and transition ores. Comminution testwork gave the following results on specific intercepts:

Table 16.1.2_1
Bond Index Determination

	Bond Ball Work Index	Bond Rod Work Index	Bond Abrasion Index
	kWh/t	kWh/t	g
KEDD 510 (Fresh)	14.8	17.5	0.2557
KEDD 511+521 (oxide)	9.2	8.8	0.0839

Table 16.1.2_2
SMC Test Results

	Axb		t 10 @ 1kWh/t
	Value	Category	Value	Category
KEDD 510 (Fresh)	38.7	Mod hard	28.2	Mod hard
KEDD 511+521 (oxide)	93.9	Soft	48.6	Soft Oxide Master Composite
Oxide Master Composite	141.5	Very soft	55	Very soft

The two test programmes are consistent and show that the fresh material is moderately hard with energy for grinding in the mid range. The oxide material is soft with a low energy demand.

In summary, the presence of coarse gold indicates that a gravity concentration stage is warranted and this may even out some of the variability in agitated leaching, which showed in the testwork.

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16.1.3         Phase 2 Testwork - 2009

The second testing program completed at Amdel in 2009 used the same sample sources as those reported above. However, the 2009 programme was designed to develop a process flowsheet at the scoping level, which could be used as a basis for completing a preliminary economic assessment. Further work would be required to characterise the metallurgical performance of the material types intended to be processed. As a result two major composites, variability fresh composite (VFC) and variability oxide composite (VOC) were prepared to represent the overall mineralised zones intended for treatment.

Table 16.1.3_1 VFC Composite

Composite	Mass to VFC Composite (kg)
KEDD 231 185-192m	8.5
KEDD 199 181-188m	5.6
KEDD 152 283-290m	9.7
KEDD 320 224-240m	9.5
KEDD 152 348-355m	6.8
KEDD 161 281-288m	8.1
KEDD 161 303-309m	3.9
KEDD 336 329-336m	4.4
KEDD 510 124.5-142.5m	9
KEDD 522 77.6-108.5m	15.5
Total	81

Table 16.1.3_2 VFC Composite

Composite	Mass to VOC Composite (kg)
KEDD 291 9-16m	5
KEDD 6016 31-39m	10.1
KEDD 511 32.5-49.5m	5
KEDD 521 16.0-58.7m	13
Total	33

From there, testwork was designed to address comminution, gravity separation and CIL leaching. From this, recovery predictions and reagent consumption was developed. With the exception of significant levels of total organic carbon and arsenic in the VFC composite both of the testwork composites were low in deleterious elements.

Comminution Testwork

Following the preliminary comminution testwork completed in the previous testwork, a series of work index determinations was completed on the two composites above. Results are presented in Table 16.1.3_3 below.

Results are consistent with the previous work.

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Table 16.1.3_3 Bond Index Determination

	Bond Ball Work Index	Bond Rod Work Index
	kWh/t	kWh/t
VFC	15.3	19.3
VOC	9.1	NA

Coarse Ore Bottle Roll Testwork

Coarse ore bottle roll leach tests on composites VFC and VOC produced mixed results with a low recovery for the VFC composite, of 24.3%, and a moderate recovery for the VOC composite, of 73.9%. Reagent consumptions were moderate for both samples.

Table 16.1.3_4 Coarse Bottle Roll Testwork

Composite	Reagent Consumption		Au Recovery	Au Calc Head	Au Residue
	NaCN (kg/t)	Lime (kg/t)	(%)	Grade (g/t)	Grade (g/t)
VFC	0.53	0.38	24.3	1.41	1.07
VOC	0.56	0.75	73.9	0.991	0.259

Coarse Ore Bottle Roll Testwork

Results indicate that while heap leaching may be possible on oxide material it is not possible on fresh rock.

Gravity / Leach Testwork

Gravity / CIL leach testwork was conducted on both composites at 150 and 75 micron grind sizes. Results at 150 micron showed 94% extraction for the VOC composite and 95%
extraction for the VFC composite. These extractions improved somewhat with a finer grind.

The calculated and screen fire assay heads show some variation in head grade which appears to be due to the presence of coarse gold. All CIL residue grades were determined by duplicate 1,000 gram screen fire assay procedures.

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Table 16.1.3_4
Gravity / Leach Testwork Overall Results on VOC Composite Gravity Tails

	AL 38 (150µ)		AL 39 (150µ)		AL 40 (75µ)		AL 41 (75µ)
Fraction	Au Grade	Au Dist	Au Grade	Au Dist	Au Grade	Au Dist	Au Grade	Au Dist
	(g/t)	(%)	(g/t)	(%)	(g/t)	(%)	(g/t)	(%)
Gravity Concentrate + Leached Gravity Tail	1.33	95.4	1.11	97.1	1.17	96.7	1.16	94.1
Un Leached Gravity Tail	0.073	5.9	0.065	4.6	0.034	2.9	0.04	3.3
Total	1.23	100	1.39	100	1.14	100	1.21	100
Head Assay - Screen Fire Assay	0.95		0.95		0.95		0.95

Table 16.1.3_5
Gravity / Leach Testwork Overall Results on VFC Composite Gravity tails

	AL 38 (150µ)		AL 39 (150µ)		AL 40 (75µ)		AL 41 (75µ)
Fraction	Au Grade	Au Dist	Au Grade	Au Dist	Au Grade	Au Dist	Au Grade	Au Dist
	(g/t)	(%)	(g/t)	(%)	(g/t)	(%)	(g/t)	(%)
Gravity Concentrate + Leached Gravity Tail	1.78	95.4	1.8	95.6	2.23	96.8	2.26	97.2
Un Leached Gravity Tail	0.087	4.6	0.085	4.4	0.074	3.2	0.066	2.8
Total	1.86	100	1.88	100	2.3	100	2.33	100
Head Assay - Screen Fire Assay	1.55		1.55		1.55			1.55

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Leach Testwork Reagent Consumption

Leach test analysis of the VOC composite gravity tails at P 80 75 and 150µm produced residue grades of below 0.10g/t, with moderate consumptions of both NaCN and lime. Leach residue grades were approximately 0.03g/t lower in the 75µm leach tail.

Leach test analysis of the VFC composite gravity tails at P 80 75 and 150µm also produced residue grades of below 0.10g/t, with moderate consumptions of NaCN and lime. Leach residue grades were approximately 0.015g/t lower in the 75µm leach tail.

Table 16.1.3_6 Leach Residue and Reagent Consumption on VOC Composite Gravity Tails

Grind Size	Reagent Consumption		Au Recovery	Au Calc Head	Au Residue
(P80 , µ)	NaCN (kg/t)	Lime (kg/t)	(%)	Grade (g/t)	Grade (g/t)
150	0.45	0.73	89.5	0.692	0.073
150	0.46	0.65	92.5	0.86	0.065
75	0.54	0.71	92.5	0.456	0.034
75	0.4	0.71	92.4	0.526	0.04

Table 16.1.3_7 Leach Residue and Reagent Consumption on VFC Composite Gravity Tails

Grind Size	Reagent Consumption		Au Recovery	Au Calc Head	Au Residue
(P80, µ)	NaCN (kg/t)	Lime (kg/t)	(%)	Grade (g/t)	Grade (g/t)
150	0.35	0.36	84.6	0.564	0.087
150	0.38	0.31	85.4	0.58	0.085
75	0.38	0.32	87.3	0.579	0.074
75	0.36	0.31	89.1	0.604	0.066

The above data has formed the basis for the design criteria for the preliminary economic assessment. Further work will be required to fully characterise and optimise the metallurgical performance of the mineralisation types intended to be processed.

Interpretation of Results

On the basis of the 2008 testwork, it was determined that a flowsheet comprising gravity separation and CIL processing was most likely to offer a cost effective processing solution. As a result, the 2009 programme targeted this process flowsheet. The key design parameters to be determined were grind size, likely gravity recovery and CIL residence time.

Comparative gravity / carbon in leach testwork at 80% passing 150 and 75 microns showed a recovery improvement of 0.5 to 1% for the finer grind. A grind optimisation study which considered the incremental cost benefit of the finer grind indicated a better return with a grind of 150 micron. This was adopted for the study.

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Testwork on the two composites (VOC and VFC) has shown gravity gold recovery of 49% for the VOC at 150 micron and 73% for the VFC at 150 micron based on gravity testing of a 9kg sample. Typical industry standards allow for a 30% bleed of circulating load to be sufficient to capture the vast majority of gravity recoverable gold. As Esaase has a higher than average gravity component, the design parameter has been increased to 35%.

A leach time of 48 hours without sub-sampling was used for the purpose of determining the CIL extraction from gravity tail for the recent testwork. This was also used for the previous testwork. This was intended to obtain an ultimate recovery for the purpose of a gold balance across the circuit. For the purpose of this study, a leach time of 24 hours has been used which is typical for the industry. This will be optimised during the next stage of testwork.

Performance Predictions

Gold recovery predictions are based on the testwork on the VOC and VFC samples only and have used the following methodology:

▪	Head grade has been based on a weighted average of all the screen fire assay results for the composite in question.
▪	Gravity extraction is assumed as 40% for the calculation with a concentrate leach extraction of 97% based on the master concentrate leach at 150 microns.
▪	CIL extraction has been based on the average of the two duplicate 2kg leach tests at 150 microns with leach residue grades calculated by duplicate 1,000 gram screen fire assay procedures.
▪	Soluble loss has been assumed at 0.01g/t.

Recovery is based on the calculated mass of gold extracted at each stage as follows:

▪	gold in gravity concentrate leach solution + gold in CIL feed - gold in residue - solution loss

The result for the two main mineralisation types is as follows:

▪	Fresh material 94.4%
▪	Oxide material 93.3%

Suitability of Available Testwork

It is the opinion of Lycopodium that the available testwork is adequate to support the findings of the Preliminary Economic Assessment as summarised in this report.

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16.1.4        Phase 3 Metallurgical Testing Program

PQ Core Composites

The most significant difference in ore characteristics is due to the degree of weathering. The PQ Core was again sorted into three main composites; Oxidized, Transition and Fresh. Variances in ore characteristics or type will be investigated using individual intervals, holes or targeted variability composites. Variability tests currently identified include grindability; SMC, SPI and Bond testing, by rock type, grade interval and/or location, and gold recovery by rock type, particle size and grade using gravity concentration and CIL. The degree of locking of gold particles within gangue minerals, both silica and sulphide, will be investigated by mineralogical analysis and diagnostic leach testing respectively. Comparative whole ore testing will be employed to determine and or confirm the need for CIL processing to prevent loss of gold to naturally occurring organic carbon.

HQ Core Assay Reject Composites

The HQ core assay rejects were collected to represent the extension of ore beneath the current pit shell limits. The core is all fresh, non-weathered material and will be blended into a single composite. The volume of the core assay reject sample is less than that of the PQ core and the particle size of the material is too fine for JK Drop Weight/SMC testing. The HQ composite will be tested following leach optimization and the establishment of standard test conditions using PQ core. A standard suite of variability tests will be performed including, head assay analyses, grind-recovery, Bond ball mill work index, gravity separation and CIL cyanide leach testing.

RC Sample Composites

The Northern extension of the Esaase ore body has only been drilled with reverse circulation drilling to date. RC samples consist of rotary drill cuttings, which are very fine grained and not suitable for standard comminution testing. A Levin- Bond ball mill work index test, developed by Mintek will be used to correlate the grindability of these fine samples with those of the PQ composites. These samples will also be subjected to the suite of variability tests after the standard test conditions have been established using PQ core.

Comminution and Extractive Metallurgical Testing Program

Comminution and Metallurgical testing is being performed in the following laboratories:

▪	Amdel Mineral Laboratories in Perth, Australia is the lead laboratory, performing the majority of metallurgical testing for the project.
▪	SGS Mineral Services in Lakefield Ontario, Canada will provide confirmatory and selected comminution testwork.
▪	Terra Mineralogical Services, Giovanni de Prisco, of Peterborough, Ontario, Canada, will provide mineralogical analysis.
▪	Outotec Pty. Ltd., Perth, Australia will provide thickener testing and sizing.
▪	Knelson Gravity Solutions in Langley, B.C., Canada will provide gravity recoverable gold, GRG, characterization testing and Acacia reactor design and specification.

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The flow of the metallurgical testing program will be to test the three master PQ core composites to establish the optimum baseline conditions, including particle size, gravity separation, leaching/CIL and solid liquid separation parameters. Variability testing is then being performed on composites and selected intervals from all three sample groups, PQ core, HQ core assay rejects and RC drills cuttings.
The metallurgical test program for PQ core composites will consist of the following tests:
▪ Comminution testing including:

▪ Impact crushing work index
▪ JK Drop Weight test
▪ SMC, Semi autogenous mill test
▪ MacPherson Autogenous Grindability test
▪ SPI - SAG Power Index test
▪ Bond Abrasion Index test, Ai
▪ Bond Rod Mill Work Index, RMWi
▪ Bond Ball Mill Work Index, BMWi

▪Extractive metallurgical testing including:

▪ Mineralogical analysis.
▪ Gravity separation tests at various grind sizes
▪ High intensity cyanide leach of the gravity concentrate at each grind size
▪ CIL leach of gravity tailings at each grind size
▪ Gravity/CIL cyanide leach optimization at the selected grind size to determine leach parameters including slurry density and reagent concentrations:

▪ High intensity cyanide leaching of the gravity concentrate
▪ CIL leaching of the gravity tailings
▪ Cyanide speciation and ICP analysis of leach solutions
▪ Assay by size analysis of leach residues
▪ Determination of leaching reaction kinetics
▪ Sequential carbon contact test to determine carbon loadings
▪ Standard bottle roll leach test to determine reagent consumptions
▪ CIL Bottle roll tests to determine reagent consumptions
▪ Whole ore cyanide leach
▪ Whole ore CIL leach

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▪	Cyanide detoxification
▪	Rheology testwork on pulps at selected densities
▪	Pre-leach or grinding circuit thickener testwork by Outotec
▪	Tailings, environmental and geotechnical design testwork
▪	Water treatment

Once the standard test parameters are established, variability testwork is being performed on composites and/or selected intervals of HQ core assay reject and RC drill cutting samples. The following suite of tests will be performed on the variability samples as appropriate. As mentioned in earlier sections, tests may have to be omitted due to insufficient particle size.

The tests include:

▪	Head assay analysis by screen fire assay technique.
▪	SMC test.
▪	Mintek/Levin Bond grindability test for fine material.
▪	Gravity separation using a Knelson Concentrator followed by upgrading and high intensity cyanide leaching of concentrate.
▪	CIL leach of combined Knelson tailing.

Results of Metallurgical Testing

Comminution

Comminution testwork was performed on the PQ core metallurgical at both Amdel Ltd. in Perth, Australia and at SGS Mineral Services, Lakefield, Ontario, Canada.

The following tests have been performed by Amdel:

▪	Impact crushing work index
▪	JK Drop Weight test
▪	Semi autogenous mill test, SMC
▪	Bond Abrasion Index test, Ai
▪	Bond Rod Mill Work Index, RMWi
▪	Bond Ball Mill Work Index, BMWi

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The following tests have been performed by SGS Lakefield:

▪	MacPherson Autogenous Grindability test
▪	SPI - SAG Power Index test
▪	Bond Abrasion Index test
▪	Bond rod mill work index
▪	Bond ball mill work index

A summary of the results of the comminution tests, performed by Amdel are presented in Table 16.1.3_8. The majority of the comminution testing, including the SMC tests were performed by Amdel in Adelaide. The SMC test data was interpreted by, and a final SMC test report was prepared by JK Tech Pty. Ltd., Indooroopily, Queensland, Australia. Preliminary grinding circuit modelling, based on the current comminution test results is being prepared by OMC, Perth, Australia. Additional comminution circuit modelling is in progress at the time of this writing.

The tests were initially performed on the three PQ Core Master composites. Subsequent tests were performed on PQ variability composites, which consisted of the individual holes that were included in the master composites.

Ball mill work index tests were performed on the HQ master composite and HQ variability composites, consisting of the individual HQ drillhole intercepts. The fineness of the samples available prevented testwork other that the Bond ball mill work index tests from begin performed. The HQ assay rejects represent the down dip extension or deep ore in the Main Zone. These tests can therefore be readily compared with the PQ holes drilled in the same area.

The ore is of moderate hardness and grindability with Bond work indexes ranging from 8.8 to 12.9kWh/t in the main body of the ore zone. The hardness tends to increase with depth as can be seen from the results of the HQ down dip extension samples which range from 14.8 to 16.8kWh/t. The transition samples represent partially oxided ore and tend to be softer than the fresh ore and the oxide ore is very soft, consisting of moderately to highly weathered material. The SMC tests and Bond tests are generally in agreement. The SMC classification listed is based on a very large database, which compares the relative hardness or grindability of a large number of ore deposits.

The Tables 16.1.3_9 to 16.1.3_11 present the comminution testwork performed by SGS Lakefield. During sample preparation, a portion of each of the three PQ core Master Composites was packaged for shipment to SGS Lakefield for confirmatory testing and for comminution testing that SGS specializes in. The specialty tests include the Macpherson Autogenous Grindability test and the SPI tests, both of which generate design parameters for the sizing and specification of primary grinding mills. The results of the tests are in agreement with those performed at Amdel.

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Table 16.1.3_8
Amdel Comminution Test Results

	Bond	Bond	Bond	Abrasion	SMC
	Impact Wi	BMWi	RMWi	Ai		SMC Category
	kWh/t	kWh/t	kWh/t	g	Axb
Fresh Master Composite	4.3	11.4	14.7	0.1023	93.9	soft
Transition Master Composite	5.2	9.7	10.8	0.0841	155.7	very soft
Oxide Master Composite	2.9	7.1	9.0	0.0697	295.4	very soft
KEDD 721 Fresh		10.8			65.9	soft
KEDD 723 Fresh		11.0			92.1	soft
KEDD 729 Fresh		12.9			37.3	moderately hard
KEDD 751 Fresh		8.8			70.9	soft
KEDD 753 Fresh		12.2			52.3	medium
KEDD 754 Fresh		10.7			84.9	soft
KEDD 763 Fresh		12.6			54	medium
KEDD 721 Trans		11.3	11.9		86.7	soft
KEDD 722 Trans		9.4	10.2		136.1	soft
KEDD 723 Trans		10.6	12.6		89.3	very soft
KEDD 724 Trans		10.0	9.2		195.3	very soft
KEDD 727 Trans		10.3	11.6		123.6	very soft
KEDD 728 Trans			10.0		250.7	very soft
KEDD 729 Trans		9.6	10.6		190.1	very soft
KEDD 751 Trans		9.9	10.6		130.1	very soft
KEDD 752 Trans		9.9	11.5		146.1	very soft
KEDD 761 Trans		9.6	10.5		134.2	very soft
KEDD 763 Trans		10.3	10.6		115.2	soft
KEDD 721 Oxide		7.4	8.9		193.4	very soft
KEDD 722 Oxide		6.1	8.9	0.0274	229.5	very soft
KEDD 723 Oxide		8.2	9.3		143.8	very soft
KEDD 724 Oxide		7.8	8.6	0.028	217.9	very soft
KEDD 725 Oxide		8.8	8.8	0.0248	153.9	very soft
KEDD 727 Oxide		8.5	10.2	0.0548	152.3	very soft
KEDD 728 Oxide		8.0		0.0681	166.3	very soft
KEDD 729 Oxide		8.1	10.0	0.0195	144.3	very soft
KEDD 730 Oxide		7.7	8.5	0.0244	207.7	very soft
KEDD 749 Oxide		10.0	9.6	0.0441	218.9	very soft
KEDD 750 Oxide		8.8	8.1	0.0385	204.5	very soft
KEDD 751 Oxide		9.8	11.0	0.0454	132.3	very soft
KEDD 752 Oxide		8.1	8.2	0.0084	204.2	very soft
KEDD 763 Oxide		7.8	9.4	0.0354	162.7	very soft
Core Assay Reject Fresh Master		15.3
KEDD 536 Down Dip Ext.		14.5
KEDD 537 Down Dip Ext.		15.3
KEDD 538 Down Dip Ext.		16.6
KEDD 539 Down Dip Ext.		16.8
KEDD 541 Down Dip Ext.		16.0
KEDD 542 Down Dip Ext.		14.8
KEDD 552 Down Dip Ext.		15.0
KEDD 657 Down Dip Ext.		13.9

Table 16.1.3_9
SGS Lakefield Bond Confirmatory Grindability Test Results

Sample Name	Bond Ball Work Index		Bond Rod Work Index		Bond Abrasion Index
	(kWh/t)		(kWh/t)		(g)
Fresh Master Composite	10.5		10.9		0.179
Transition Master Composite	8.7		8.5		0.099
Oxide Master Composite	6.2		7.3		0.154

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Table 16.1.3_10
MacPherson Autogenous Grindability Test Results

Sample Name	Feed	F 80	P 80	Gross Work	Correlated	Hardness Percentile	Gross Specific
				Index	Work Index		Energy Input
	(kg/h)	(μm)	(μm)	kWh/t	kWh/t		kWh/t

3089 Fresh Master Comp	16.2	22,108.0	236.0	8.4	8.4	9.0	4.9
3089 Trans Master Comp	23.1	22,191.0	228.0	6.6	6.6	5.0	3.9
3089 Oxide Master Comp	27.3	22,148.0	184.0	4.5	4.5	1.0	3.0

Table 16.1.3_11
SGS Lakefield Esaase Prefeasibility Study - SPI Results

Sample Name	SGS ID	CEET Crusher Index	SPI	Hardness	Average		Difference
		(Ci)	(minutes)	Percentile	SPI		(%)
3089 Fresh Master Comp - A	1-5587	22.4	28.4	12.0	-		-
3089 Fresh Master Comp - B	1-5587 A	-	29.0	12.0	29.0		2.0
3089 Trans Master Comp - A	1-5586	27.2	17.6	6.0	-		-
3089 Trans Master Comp - B 1-5586_A - 16.7 5 17 6	1-5586 A	-	16.7	5.0	17.0		6.0
3089 Oxide Master Comp - A 1-5588 29.9 12.8 4 - -	1-5588	29.9	12.8	4.0	-		-
3089 Oxide Master Comp - B 1-5588_A - 13.3 4 13 4	1-5588 A	-	13.3	4.0	13.0		4.0

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Gravity / Leach Testing

The extractive metallurgical testing program is well underway and, based on the Phase 1 and 2 work, is directed toward the advancement of the gravity / CIL flowsheet developed in the Preliminary Economic Assessment. The baseline testwork is being performed on the PQ core Master Composites, which will be followed by variability testing once the optimal parameters are determined.

Grind versus Recovery

The first stage of the test program was to determine the optimum grind size or particle size distribution that will yield the highest economic gold recovery. Tests were performed at five different size distributions. The nominal target grinds were 80 percent passing, (P80), 75, 106, 150, 212 and 300 microns. The target grind sizes were achieved by grind establishment tests to determine the required grind times for each sample. The following tables present the results of those tests on the Fresh, Transition and Oxide Master Composites. The grind sizes presented in the tables are the actual sizes as measured during the tests.

The results of the tests indicated that the effect on grind size on recovery was not significant below a P80 of 150 microns. The gold recovery achieved was quite high in all cases below 150 microns and the residue grades were within the range of error, making it difficult to determine which size to select. To settle the issue, an economic analysis was performed by Lycopodium, which took into account the operating cost associated with reducing the particle size distribution from a P80 of 150 microns to 106 and 75 microns and the associated gain in gold recovery through the reduction in residue grade. The result was that the most economic grind was determined to be a P80 of 150 microns. All further testwork was then performed using a grind P80 of 150 microns.

Table 16.1.3_12 Grind versus Recovery - Fresh Master Composite

		Calculated	Leach	Leach Recovery, %		Gold Recovery %			Reagent
Test	P 80	Head	Residue						Consumptions (kg/t)
No.	microns	(g/t)	(g/t)	Gravity Con.	Gravity Tail	Gravity	CIL	Total	NaCN	Lime

T21	75	0.800	0.08	97.4	85.2	40.6	49.7	90.3	1.80	0.13
T22	99	1.280	0.084		86.9	58.2	35.2	93.4	1.11	0.16
T23	110	0.958	0.065	96.5	89.0	54.2	39.0	93.2	1.22	0.16
T24	102	0.973	0.06		90.5	53.4	40.4	93.8	1.09	0.17
T25	158	1.340	0.076	97.0	89.7	60.8	33.5	94.3	1.11	0.12
T26	169	1.280	0.074		88.8	63.6	30.5	94.2	1.11	0.16
T27	214	1.090	0.09	94.8	86.8	57.6	34.0	91.7	1.20	0.12
T28	236	1.130	0.094		87.2	55.4	36.2	91.7	1.24	0.14
T29	284	0.995	0.141	91.8	79.7	46.7	39.2	85.8	1.07	0.11
T30	300	0.957	0.122		82.1	48.5	38.8	87.2	1.15	0.13

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Table 16.1.3_13
Grind versus Recovery - Transition Master Composite

		Calculated	Leach	Leach Recovery, %		Gold Recovery %			Reagent
Test	P 80	Head	Residue						Consumptions (kg/t)
No.	microns	(g/t)	(g/t)	Gravity	Gravity	Gravity	CIL	Total	NaCN	Lime
				Con.	Tail
T11	75	2.250	0.086	98.8	85.2	79.8	16.3	96.2	1.26	0.17
T12	95	1.120	0.091		88.1	42.9	49.0	91.8	1.32	0.18
T13	106	1.180	0.113	96.3	81.7	57.4	33.0	90.4	1.56	0.21
T14	119	1.620	0.104		87.5	59.6	34.0	93.6	1.61	0.21
T15	150	1.580	0.148	96.6	81.2	58.7	31.8	90.6	1.48	0.15
T16	173	1.940	0.118		87.6	64.6	29.3	93.9	1.55	0.17
T17	206	1.250	0.117	96.7	84.5	48.5	42.1	90.6	1.53	0.17
T18	214	1.290	0.113		86.0	47.1	44.1	91.2	1.77	0.16
T19	331	1.470	0.317	93.1	71.4	30.5	47.9	78.4	1.48	0.18
T20	331	1.370	0.192		82.1	32.8	53.1	86.0	1.46	0.18

Table 16.1.3_14
Grind versus Recovery - Oxide Master Composite

		Calculated	Leach	Leach Recovery, %		Gold Recovery %			Reagent
Test	P 80	Head	Residue						Consumptions (kg/t)
No.	microns	(g/t)	(g/t)	Gravity	Gravity	Gravity	CIL	Total	NaCN	Lime
				Con.	Tail
T1	75	1.250	0.070	99.2	87.0	57.6	36.5	94.1	1.05	0.21
T2	84	2.490	0.085		92.8	54.6	42.0	96.6	1.18	0.20
T3	110	1.380	0.067	99.1	91.3	48.3	46.8	95.1	1.56	0.19
T4	123	1.360	0.069		90.8	49.0	45.9	94.9	1.42	0.19
T5	158	1.400	0.074	99.2	91.3	42.4	52.3	94.7	1.29	0.21
T6	138	1.400	0.086		90.0	42.2	51.7	93.9	1.25	0.22
T7	223	1.720	0.091	99.1	89.4	54.1	40.6	94.7	1.47	0.16
T8	223	1.810	0.153		83.4	51.3	40.3	91.6	1.42	0.18
T9	270	1.110	0.093	98.9	89.9	19.5	72.2	91.7	1.33	0.16
T10	268	1.120	0.098		89.3	19.4	71.8	91.2	1.32	0.20

Upon determination of the optimum grind size, the effect of cyanide concentration was tested. Table 16.1.3_15 presents the results of those tests. The initial NaCN concentrations tested were 150, 250, 500 and 750mg NaCN/L. In all cases the lowest residue concentration occurred in the 250mg/L tests. The cyanide consumption tended to increase with increasing cyanide concentration, without yielding better recoveries. The NaCN concentration chosen was 250mg/L.

Table 16.1.3_15
Effect of Cyanide Concentration

	Pulp	NaCN	80% Passing	Calc. Head	Leach	Carbon	Gold	Reagent
Test No.	Density		Size		Residue	Assay	Recovery	Consumption
	% Solids	(mg/L)	(micron)	(g/t)	24 hr SF	(g/t)	Gravity Tail, %	NaCN	Lime
Fresh	40	150	150	0.455	0.055	20	87.3	0.48	0.13
	40	250	150	0.439	0.049	19	88.5	0.60	0.31
	40	500	150	0.433	0.065	22	85.0	1.25	0.18
	40	750	150	0.527	0.064	23	87.9	1.20	0.16
Transition	40	150	150	0.892	0.125	38	85.6	0.49	0.33
	40	250	150	0.679	0.090	29	86.0	0.79	0.28
	40	500	150	0.637	0.112	32	82.4	1.31	0.21
	40	750	150	0.705	0.161	27	77.3	1.33	0.29
Oxide	40	150	150	0.728	0.098	31	85.8	0.53	0.29
	40	250	150	0.728	0.078	32	89.0	0.75	0.39
	40	500	150	0.631	0.112	33	82.3	1.17	0.20
	40	750	150	1.293	0.115	58	90.9	0.92	0.40

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The next variable in the series of leach optimization tested was pulp density. The following table presents the results of tests performed on the three Master Composites. Part of the testing includes evaluation of the viscosity of the slurry as the pulp density is increased. In all cases, including the worst case Oxide Master Composite, the slurry at all pulp densities was fluid, with no indication of carbon flotation/segregation. The results indicate that slurry density does not have a negative effect on the recovery and final residue grade for the Esaase ore. Cyanide and lime consumption results are also similar. The anomalous result was the oxide test run at 50 percent solids, however the head grade in this particular sample was much higher than the other tests. Based these results, 50 percent solids will be selected for inclusion in the design criteria and ongoing variability tests will be performed using a pulp density of 50 percent solids.

Table 16.1.3_16
Effect of Pulp Density

	Pulp	NaCN	80% Passing	Calc.	Leach	Carbon	Gold	Reagent
Test No.	Density		Size	Head	Residue	Assay	Recovery	Consumption
	% Solids	(g/L)	(micron)	(g/t)	24 hr SF	(g/t)	Gravity Tail, %	NaCN	Lime
Fresh	40	150	150	0.455	0.055	20	87.3	0.48	0.13
	45	150	150	0.456	0.050	20	88.3	0.41	0.20
	50	150	150	0.489	0.062	21	86.5	0.45	0.16
Transition	40	150	150	0.892	0.125	38	85.6	0.49	0.33
	45	150	150	0.627	0.117	25	80.3	0.54	0.16
	50	150	150	0.650	0.098	27	84.0	0.46	0.19
Oxide	40	150	150	0.728	0.098	31	85.8	0.53	0.29
	45	150	150	0.718	0.080	31	88.1	0.44	0.24
	50	150	150	1.358	0.120	61	90.9	0.33	0.28

The HQ core assay rejects represent the deep main zone ore. This ore was not tested in the original studies as it fell below the pit limit, however that could change and it is now being tested to define changes in material characteristics with depth. A single HQ core composite was prepared from the intervals of each of the drillholes selected, in order to determine the overall response of the ore to the selected gravity / CIL flowsheet. The tests were performed under the same conditions as the preliminary tests of the PQ core composites; 40% solids, 500mg/L NaCN and at two grind P80 sizes, 75 and 150 microns. The following table presents the results of the two tests. The composite sample is all Fresh material and has a work index of 15.3; harder than the same material nearer to the surface.

The results were favourable and very similar to the results obtained from Fresh material higher in the section. Total recoveries were in the mid 90 percent range and gravity tail recoveries were in the mid 80 percent range. The composites were relatively high grade at 3.1 and 3.5g/t and contained a significant amount of gravity recoverable gold.

Table 16.1.3_17
HQ Core Assay Rejects - Down Dip Extension - Master Composites

		Calculated	Leach	Leach Recovery, %		Gold Recovery %			Reagent
Test No.	P 80	Head	Residue						Consumptions (kg/t)
	microns	(g/t)	(g/t)	Gravity	Gravity Tail	Gravity	CIL	Total	NaCN	Lime
				Con.
HQ DDE	75	3.087	0.208	94.6	87.8	74.7	18.5	93.2	1.16	0.44
HQ DDE	150	3.540	0.161	96.9	82.9	80.0	14.5	94.5	1.33	0.10

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Gravity Recoverable Gold

A gravity recoverable gold test program was completed on the three PQ core Master Composites at Knelson Gravity Solutions in Vancouver, BC., Canada. Testwork included the standard GRG tests, high intensity cyanide leaching of the gravity concentrate and cyanide leaching of the gravity tailing. Summary results of the GRG tests are given in the following table. Recoveries are given for each of the three stages of grinding, including primary and two stages of regrind. The GRG results will be used in grinding circuit modelling and circuit design. The gravity recovery used in the design criteria for the PEA study was 35 percent, which appears to be reasonable, based on the first stage results obtained from the GRG tests.

Table 16.1.3_18 Results of Gravity Recoverable Gold Testwork - Knelson Gravity Solutions

	Head Grade g/t	Gold Recovery			Total Recovery,
Composite					Three Stages of
		Stage 1, %	Stage 2, %	Stage 3, %	Grinding
Fresh	0.75	26.2	37.1	16.3	79.5
Transition	3.1	72.9	13.7	4.5	91.1
Oxide	1.1	35.2	28.4	5.5	69.1

Conclusions and Recommendations

The Phase 3 metallurgical testing program is currently moving into the variability testing stage. The comminution testing and primary metallurgical testing, to determine grind size versus gold recovery, gravity recoverable gold testing, and leach optimization testing is nearing completion.

The results of the testing to date have generally substantiated the work performed or assumptions made during the Preliminary Economic Assessment (PEA). The flowsheet selected appears to be appropriate, including, primary crushing, SAG mill, ball mill grinding, gravity recovery using centrifugal concentrators in the grinding circuit, pre-leach thickening, CIL cyanide leaching and tailings thickening.

Comminution testing has been completed for the Master Composites and a number of variability composites. Grinding circuit modelling is currently in progress.

The following are the key operating parameters indicated by the Phase 3 metallurgical testing program:

▪	Grind size, P80	150 microns
▪	Cyanide concentration	250mg NaCN/L
▪	Leach slurry pulp density	50% solids
▪	Tailings thickener underflow density	60% solids

The current test program will continue and modifications to the results presented in this report will be updated as appropriate.

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16.2	Process Description
16.2.1	Summary Design Criteria
Based on the testwork a preliminary process design criteria was developed. Table 16.2.1_1 below summarises the key design criteria for the study.

Table 16.2.1_1
Summary Process Design Criteria

Parameter	Units	Value	Source
Annual throughput	tpa	5,000,000 fresh ore	Client/Consultant
Operating hours	h	8,000	Lyco/typical
Head grade	g Au/t	1.60	Client
Primary grind P 80	microns	150	Testwork
Gravity recovery	%	35	Lyco/testwork
Leach residence time	h	24	Lyco/typical
CIL recovery	%	95	Testwork
Overall recovery	%	96.8	Calc

16.2.2	Process Overview

The Esaase process plant will consist of crushing, ore stockpiling and reclaim, grinding incorporating gravity recovery of coarse gold, thickening, carbon in leach (CIL), elution and gold recovery, and cyanide destruction circuits, with associated services and ancillaries, rated to treat 6.5 million tonnes per annum of oxide and 5 million tonnes per annum of fresh open pit material and recover 200,000 ounces of gold as doré bars ready for shipment to a refinery.

The processing facility is based on a simple, robust flowsheet providing a modest capital cost for rated capacity without excessive operating cost penalty, and with a design life of 10+ years.

The conceptual plant design will, when detailed, meet the requirements of the International Cyanide Management Code (ICMC).

The process flowsheet is based on a single stage crush, SAG mill and ball mill circuit. This is a conservative approach, the merit of which will be assessed through grinding circuit modelling using the data obtained from the current study. The ore will be soft during the first years of operation, in which oxide and transition ore will be processed. This will result in reduced loading of the SAG mill, putting the majority of the load on the ball mill. After year two, the ore will begin to shift to a higher percentage of Fresh, becoming harder and resulting in a more even balance of work between the SAG and ball mills.

For the relatively coarse grind required by the Esaase ores a single stage mill may be appropriate and will be investigated during the current study stage, as it offers some saving in capital. The SAG mill circuit incorporates recycle crushing. This has been incorporated as deferred capital as it has been assumed it will not be required in the first two years of operations when mill feed will be predominantly softer oxide ores.

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16.2.3	Primary Crushing, Ore Stockpile and Reclaim

ROM ore will be fed directly into the feed chamber of a 42 - 65 gyratory crusher. Crusher product will be drawn from the surge bin beneath the crusher by an apron feeder and conveyed to a coarse ore stockpile (COS) with a nominal 10,000 tonne live capacity.

Ore will be reclaimed from the stockpile by three apron feeders in a concrete reclaim chamber below the stockpile. Ore from the reclaim feeders will be conveyed to the SAG mill. At any one time two or three of the reclaim feeders will be in operation to mitigate the impact of size segregation on the stockpile on the downstream milling operation.

The crushing plant will operate on both day and night shifts. During periods when the crusher is not available, ore for up to nominally 16 hours of mill operation can be recovered from the live portion of stockpile. Additional ore can be reclaimed from the dead portion of the stockpile using bulldozers.

16.2.4
Grinding and Classification

The grinding circuit will consist of a SAG and ball mill in closed circuit with a cyclone cluster providing a grind of 80% passing 150 microns.

Preliminary calculations, prior to the current round of comminution testwork, indicated a mill installed power requirement of 7MW for the SAG mill and 5.5MW for the ball mill. In practice the power split may be changed to an installed 6 or 6.5MW per mill to provide commonality of drive trains.

The coarse grind may be amenable to the use of a single stage milling circuit to reduce capital cost. This will be investigated during the pre-feasibility study design phase.

16.2.5
Gravity Concentration

A portion of the classification cyclone feed will be bled from the cyclone cluster and fed to a gravity concentration circuit to recover coarse free gold. The circuit will consist of a pair of scalping screens and two 48" centrifugal concentrators. Gravity gold concentrate will be leached in an intensive leach reactor with the gold bearing pregnant solution recovered in a dedicated electrowinning cell.

16.2.6
Pre-leach Thickener

Classification cyclone overflow will gravitate to the pre-leach thickener via trash removal screens. The ore slurry will be thickened to nominally 50% solids before feeding the leach train. The current testing program indicates that a 50% solid underflow is readily achievable without a significant increase in slurry viscosity, even with oxide ore. Optimisation of thickener performance and leach residence times are a part of the current study.

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16.2.7
Carbon in Leach (CIL)

Pre-leach thickener underflow will be leached in a train of seven 3,250m³ CIL tanks providing a nominal residence time of 26 hours at a mill feed rate of 5 million tonnes per annum. The lower residence time when treating a higher tonnage of oxide ore will be compensated for by faster leach kinetics. To meet the requirements of the low head grade to the leach circuit the concentration of carbon in the CIL tanks will be nominally 10 grams per litre with an advance rate of 8 tonnes of carbon per day for a maximum carbon loading of approximately 2,500 grams of gold per tonne.

16.2.8
Elution and Gold Recovery

Gold will be stripped from the loaded carbon in an 8 tonne capacity split Anglo elution circuit and electrowon onto stainless steel cathodes. The capacity of the elution circuit is such that a single strip per day is required. This provides some "catch up" capacity by adopting around the clock stripping if required.

Barren carbon is regenerated in a horizontal kiln before returning to the CIL circuit.

Gold recovered from the stainless steel cathodes is smelted to doré bars for shipment to a refinery. The electrowinning cells, smelting furnace and associated equipment are located in a secure gold room with appropriate access control and security features such as closed circuit TV monitoring and intruder detection and alarms.

16.2.9
Cyanide Detoxification

A sulphur dioxide / air detoxification circuit will be provided to reduce weak acid dissociable (WAD) cyanide levels in plant tailings to below those required under the ICMC. Sodium metabisulphite will be the source of sulphur dioxide for the reactors.

16.2.10 Services and Water

Reagents

All reagents required for the operation are currently being used in commercial quantities by other mining operations in the region.

Raw Water

Raw water will be delivered to the plant site by pipeline from the pit dewatering pumps and borefield and stored on site in a HDPE lined dam.

Process Water

Process water will be supplied from the tailings storage facility decant supplemented by raw water if necessary. Process water will be stored on site in a HDPE lined dam.

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17
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Coffey Mining has estimated the Mineral Resource for the Esaase Gold Project as at 10th of December 2010. All grade estimation was completed using Multiple Indicator Kriging ('MIK') and Ordinary Kriging ('OK') for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation. In the case of the Main and South Domains, MIK was chosen as the estimation method as the mineralisation has been interpreted as a thick, tabular continuous horizon of mineralisation with a highly variable gold grade distribution and a relatively large number of drillhole intersections. Within these domains higher grade veins are emplaces in a lower grade background and the individual mineralisation boundaries of these high grade veins can be difficult to define. MIK has therefore been chosen as an appropriate grade estimation method to adequately define the mineralisation.

OK has been chosen as an appropriate grade estimation method for the other interpreted domains as overall, they are thinner mineralised bodies with less drillhole intersections and sharper margins to the mineralised bodies. The estimation was constrained with geological and mineralisation interpretations.

Preliminary Whittle 4X pit optimisation studies have been undertaken on all the resources described in this report. The results indicate that reasonable prospect of economic extraction is feasible for all described domains.

17.1
Database Validation

The resource estimation was based on the available exploration drillhole database which was compiled by Coffey Mining. The database has been reviewed and validated by Coffey Mining prior to commencing the resource estimation study.

Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process. A total of 770 RC and diamond drillholes were used in the resource modelling study.

Checks made to the database prior to modelling included:

▪ No overlapping intervals. ▪ Downhole surveys at 0m depth. ▪ Consistency of depths between different data tables. ▪ Check gaps in the data.

A total number of 145 samples from 6 sample batches were destroyed during a fire at the SGS laboratory in Tarkwa. These samples have been replaced by -999 in the database (essentially treating them as null values for the purposes of resource estimation).

Other changes that were made to the database prior to loading into Vulcan included:

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▪       Replacing less than detection limit samples with half detection limit values.

▪       Replacing intervals with no sample with -999 (essentially treating them as null values for the purposes of resource estimation).

▪       Replacing intervals with assays not yet received with -999 (essentially treating them as null values for the purposes of resource estimation).

The resource dataset has been described in Section 11. In summary, samples were composited to 3m downhole lengths with residual intervals less than 1.0m length being deleted from the composite file. Prior to deletion of composites less than 1.0m, statistical analysis was undertaken to determine the impact on mean gold grades. Deletion of these composites was deemed to have negligible impact on mean grades and was therefore considered appropriate. The resulting file contained 16,778 composites with gold grades within mineralised domains.

17.2
Geological Interpretation and Modelling

Based on grade information and geological logging and observations, oxidation and mineralised domain boundaries have been interpreted and wireframes modelled to constrain resource estimation for the Esaase Gold Project. Interpretation and digitising of all constraining boundaries has been undertaken on cross sections orientated at 100º (drill line orientation) with all design strings snapped to the drillhole intervals. The resultant digitised boundaries have been used to construct wireframe surfaces or solids defining the three- dimensional geometry of each interpreted feature. The interpretation and wireframe models have been developed using the Vulcan mine planning software package.

17.2.1
Mineralisation Interpretation

For the purpose of resource estimation, six mineralised domains were interpreted and were modelled on an approximate lower cutoff grade of 0.3g/t Au. The domains are listed below and depicted in Figure 17.2.1_1 and Figure 17.2.1_2.

▪	Main Domain: Zone 100. In the previous resource estimate designated Footwall Domain.In addition a separate Hangingwall domain (Zone 150) was interpreted however this has been incorporated into the current Main Domain as it has been recognised that there are no physical or statistical characteristics to form the basis for separation into two separate domains. This is a moderately to steeply dipping zone hosting the bulk of the mineralisation and entirely contained within the sedimentary sequence. This domain dips steeply towards the northwest and is depicted in Figure 17.2.1_1 on the right.

▪
South Domain: Zone 200. Previously undefined mineralisation to the south of the previous Zone 100 and depicted on the left in Figure 17.2.1_1. Strike continuation to the main bulk of the mineralisation with minor offset to the west.

▪	North Domain: Zone 300 and representing the northern extension of the main footwall Domain, Zone 100. Steeply dipping and striking more northerly than the main zone. Was not included in the 2009 resource.

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▪	D1 Domain: Zone 400 and 410. Occupies a structurally separate position to Zone 100 and occurs higher in the stratigraphic sequence above the main trend of the mineralisation, this domain is mainly hosted in a felsic intrusive compositionally similar to tonalite. The domain is itself structurally offset by a possible NE trending fault. Was not included in the 2009 resource.

▪	B Domain: Zone 500. A northerly striking, vertically dipping zone of mineralisation to the west of the main mineralised structure. The zone comprises metasediment hosted mineralisation which is of a similar style but a weaker tenor than the main zone. Was not included in the 2009 resource.

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17.2.2
Weathering Interpretation

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises strongly weathered saprolite, moderately weathered saprock, transition material and fresh units. In general, the weathering surfaces broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tends to parallel the footwall to the mineralisation where the footwall approaches the surface. On some sections, the intermixing of the weathering types can be quite complicated. All of the weathering surfaces have been utilised for dividing the gold mineralisation into secondary domaining for statistical analysis and incorporated into the resource model for the purposes of assigning tonnage factors. Figure 17.2.2_1 is an example section (at 9,840mN, local grid) showing the distribution of weathering types and the interpreted position of the top of fresh rock.

17.3
Statistical Analysis

The lengths of the samples were statistically assessed prior to selecting an appropriate composite length for undertaking statistical analyses, variography and grade estimation. Summary statistics of the sample length indicates that 93.1% of the samples were collected at 1m intervals, 2.2% were collected at 2m intervals and the remainder (4.7%) were sampled at irregular intervals less than 3m.

Summary statistics were generated on raw samples to compare assayed RC samples and DC samples. Only assays with values greater than 0.3g/t Au were considered. These are presented in Table 17.3_1. The means of two types of sampling are similar with the medians being equivalent. Differences may be explained by the effect of high grade outliers and the focussing of DC drilling in areas of better mineralisation (i.e. the comparative datasets are not precisely collocated nor the intervals composited, and therefore the results are indicative only).

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Table 17.3_1
Esaase Gold Project

RC vs DC Summary Statistics
Raw Sample Intervals

Item	RC	DC
Count	16,122	7,553
Minimum	0.310	0.306
Maximum	214.32	215
Mean	1.676	1.898
Median	0.71	0.740
Standard Deviation	5.001	5.919
Variance	25.018	35.035
CV	2.985	3.118

Further statistical analysis was undertaken based on 3m composites of the gold assay data for the resource dataset drilling completed at the Esaase Gold Project. All composites inside the zonal wireframes were flagged as separate domains. A total of 16,778 composites were used in the modelling process from a total of 770 RC and diamond drillholes.

Separate statistics were generated for each domain. The data was further subdivided, and flagged, into sub-domains based on weathering profile. Summary statistics for each modelled domain are presented in Table 17.3_2.

Figure 17.3_1 to 17.3_6 shows log histograms and probability plots of gold grades. Populations of gold grades are close to lognormal and show strong positive skewness for all domains and this is typical of many gold deposits. The coefficients of variation ('CV') are moderately high indicating that it may be difficult to maintain a high degree of selectivity in mining. Of note is the possibility of a bimodal distribution exhibited by plots for the D Zone (400,410).

Bulk density determinations were coded by weathering interpretation in the database and density values for the weathering subdivisions were subsequently extracted from the database. Sufficient data exists to enable bulk density to be examined on a per domain basis. Histograms, log histograms and probability plots were generated and examined. Samples exist in the databases that pertain to areas outside of the resource area and these have been excluded prior to examination of the data. Summary statistics are presented in Table 17.3_3 below.

Conditional statistics for data within each domain to be estimated by Multiple Indicator Kriging are listed in Table 17.3_4.

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Table 17.3_2
Esaase Gold Project
Domain Composite Statistics (Au g/t)

Domain	Sub-Domain	N	Min	Max	Mean	Median	Std Dev	Variance	CV
	Fresh	7,467	0.005	71.833	0.705	0.277	1.814	3.291	2.573
	Transition	1,844	0.005	59.973	0.877	0.277	2.945	8.673	3.358
Zone 100	Moderately Oxidised	3,003	0.005	75.813	0.787	0.276	2.369	5.612	3.011
	Strongly Oxidised	1,424	0.005	71.643	0.795	0.317	2.389	5.707	3.005
	All	13,738	0.005	75.813	0.755	0.281	2.184	4.769	2.893
	Fresh	1,311	0.005	42.29	0.891	0.28	2.534	6.419	2.843
	Transition	213	0.005	13.547	0.771	0.287	1.507	2.27	1.954
Zone 200	Moderately Oxidised	512	0.005	35.717	0.834	0.317	2.372	5.629	2.843
	Strongly Oxidised	152	0.018	36.487	1.142	0.353	3.327	11.072	2.914
	All	2,188	0.005	42.29	0.884	0.297	2.48	6.151	2.807
	Fresh	156	0.005	15.152	1.399	0.67	2.23	4.973	1.594
	Transition	53	0.007	13.12	1.469	0.643	2.268	5.143	1.544
Zone 300	Moderately Oxidised	57	0.005	11.7	1.672	0.59	2.428	5.894	1.452
	Strongly Oxidised	25	0.03	3.71	0.882	0.422	0.996	0.991	1.129
	All	291	0.005	15.152	1.421	0.637	2.2	4.839	1.548
	Fresh	120	0.01	12.27	0.834	0.52	1.276	1.627	1.53
	Transition	25	0.015	2.645	0.43	0.139	0.59	0.348	1.373
Zone 400	Moderately Oxidised	35	0.01	12.127	1.214	0.549	2.251	5.066	1.854
	Strongly Oxidised	16	0.015	1.42	0.599	0.52	0.468	0.219	0.781
	All	196	0.01	12.27	0.831	0.49	1.41	1.988	1.697
	Fresh	72	0.012	22.59	1.885	0.83	3.866	14.944	2.051
	Transition	3	1.507	9.81	5.652	3.574	4.152	17.235	0.734
Zone 410	Moderately Oxidised	5	0.56	6.303	2.049	0.789	2.431	5.912	1.187
	Strongly Oxidised	1	0.73	0.73	0.73	0.73
	All	81	0.012	22.59	2.02	1.008	3.811	14.522	1.886
	Fresh	244	0.005	3.56	0.561	0.31	0.638	0.407	1.137
	Transition	1	1.74	1.74	1.74	1.74	-	-	-
Zone 500	Moderately Oxidised	6	0.353	1.36	0.668	0.533	0.356	0.127	0.533
	Strongly Oxidised	33	0.083	2.327	0.882	0.738	0.597	0.356	0.677
	All	284	0.005	3.56	0.605	0.367	0.638	0.407	1.055
All Domains		16,778	0.005	75.813	0.788	0.293	2.215	4.906	2.812

Table 17.3_3
Esaase Gold Project
Density Statistics
(t/m3)

Domain	Sub-Domain	N	Min	Max	Mean	Median	Std Dev	variance	CV
	Strongly Oxidised	523	1.66	2.866	2.26	2.28	0.187	0.035	0.083
	Moderately Oxidised	1318	1.558	3.813	2.33	2.35	0.182	0.033	0.078
Zone 100	Transition	737	1.8	3.17	2.483	2.495	0.186	0.035	0.075
	Fresh	8371	1.07	4.338	2.75	2.77	0.12	0.014	0.044
	Strongly Oxidised	56	1.881	3.01	2.321	2.319	0.22	0.049	0.095
	Moderately Oxidised	214	1.763	2.932	2.345	2.331	0.18	0.033	0.077
Zone 200	Transition	125	2.14	2.83	2.509	2.49	0.16	0.026	0.064
	Fresh	1142	1.12	4.12	2.784	2.79	0.11	0.012	0.039
	Strongly Oxidised	-	-	-	-	-	-	-	-
	Moderately Oxidised	-	-	-	-	-	-	-	-
Zone 400	Transition	-	-	-	-	-	-	-	-
	Fresh	159	2.55	2.87	2.747	2.752	0.05	0.002	0.018
	Fresh	-	-	-	-	-	-	-	-
	Transition	-	-	-	-	-	-	-	-
Zone 410	Moderately Oxidised	-	-	-	-	-	-	-	-
	Strongly Oxidised	-	-	-	-	-	-	-	-
	Strongly Oxidised	-	-	-	-	-	-	-	-
	Moderately Oxidised	-	-	-	-	-	-	-	-
Zone 500	Transition	-	-	-	-	-	-	-	-
	Fresh	93	2.64	3.37	2.821	2.77	0.153	0.023	0.054

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Probability Plot (Unweighted)
(zone 100)
Probability
99.99
99.9
99
95
90
80
70
60
50
40
30
20
10
5
1
0.1
0.01
0.001
0.01
0.1
1
10
100
auppm (g/t)

Log Histogram Plot
(zone 100)
Frequency (%)
10
9
8
7
6
5
4
3
2
1
0
0.1
1
10
100
auppm (g/t)

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Probability Plot (Unweighted)
(zone 200)
Probability
99.9
99
95
90
80
70
60
50
40
30
20
10
5
1
0.1
0.001
0.01
0.1
1
10
100
auppm (g/t)

Log Histogram Plot
(zone 200)
Frequency (%)
10
9
8
7
6
5
4
3
2
1
0
0.1
1
10
100
auppm (g/t)

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Probability Plot (Unweighted)
(zone 300)
Probability
99
95
90
80
70
60
50
40
30
20
10
5
1
0.001
0.01
0.1
1
10
100
auppm (g/t)

Log Histogram Plot
(zone 300)
Frequency (%)
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
0.1
1
10
100
auppm (g/t)

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Probability Plot (Unweighted)
(zone 400)
Probability
99
95
90
80
70
60
50
40
30
20
10
5
1
0.01
0.1
1
10
100
auppm (g/t)
Log Histogram Plot
(zone 400)
Frequency (%)
12
11
10
9
8
7
6
5
4
3
2
1
0
0.1
1
10
auppm (g/t)

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Probability Plot (Unweighted)
(zone 410)
Probability
99
95
90
80
70
60
50
40
30
20
10
5
0.01
0.1
1
10
100
auppm (g/t)
Log Histogram Plot
(zone 410)
Frequency (%)
18
16
14
12
10
8
6
4
2
0
0.1
1
10
100
auppm (g/t)

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Probability Plot (Unweighted)
(zone 500)
Probability
99
95
90
80
70
60
50
40
30
20
10
5
1
0.001
0.01
0.1
1
10
auppm (g/t)
Log Histogram Plot
(zone 500)
Frequency (%)
11
10
9
8
7
6
5
4
3
2
1
0
0.1
1
10
auppm (g/t)

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Table 17.3_4
Esaase Gold Project
Indicator Class Means

Domain
Zone 100			Zone 200
Probability	Grade Threshold	Class Mean	Probability	Grade Threshold	Class Mean
Threshold	(Au g/t)	(Au g/t)	Threshold	(Au g/t)	(Au g/t)
0.274	0.1	0.044	0.293	0.1	0.041
0.467	0.25	0.167	0.453	0.25	0.168
0.596	0.4	0.318	0.577	0.4	0.318
0.681	0.55	0.468	0.660	0.55	0.469
0.741	0.7	0.618	0.728	0.7	0.621
0.785	0.85	0.769	0.784	0.9	0.79
0.839	1.1	0.963	0.824	1.1	0.99
0.870	1.3	1.191	0.850	1.3	1.216
0.892	1.5	1.39	0.877	1.5	1.408
0.913	1.75	1.615	0.900	1.75	1.633
0.933	2.1	1.903	0.921	2.1	1.894
0.946	2.5	2.283	0.941	2.6	2.371
0.959	3	2.711	0.959	3.5	3.105
0.973	4.1	3.485	0.970	4.5	3.893
0.983	5.35	4.709	0.980	6	5.176
0.991	8.85	6.588	0.990	13	9.033
Max	Max	17.231	Max	Max	20.879

17.4
High Grade Outlier Analysis

MIK and OK are appropriate methods to estimate the gold grades for the Esaase Gold Project as previously described. However, the grade datasets for the various estimation domains are characterised by moderately high CV values, indicating that high-grade values contribute significantly to the mean grades reported for the various datasets (with the exception of Zone 500).

The effects of the highest grade composites on the mean grade and standard deviation of the gold dataset for each of the estimation domains have been investigated by compiling and reviewing plots displaying point series of the mean grade and standard deviation of the datasets as successive high-grade data are removed in descending order. These plots were generated for each of the modelled domains. The resultant plots were reviewed together with probability plots of the sample populations and an upper cut for each dataset was chosen coinciding with a pronounced inflection or increase in the variance of the data. Composite data was viewed in 3D to determine the clustering or otherwise of these highest grades observed in each domain to assess the appropriateness of the high grade cut. Clustering of the highest grades in one or more particular areas may indicate that the grades do not require to be cut and need to be dealt with in a different way. A list of the determined upper cuts applied and their impact on the mean grades of the datasets is provided in Table 17.4_1 and the high grade cuts listed have been applied to the OK estimates throughout.

It should be noted that while gold grades are not cut or capped for the purposes of MIK estimation the use of cut grades is employed for variography and the change of support process and high grade cuts have been implemented prior to the calculation of the intra class statistics (Table 17.3_4). As MIK estimates are essentially a series of OK estimates applied to the binary transformation of a series of indicator cutoffs, high grade cutting will have no effect on the resultant MIK estimate unless the high grade cut is lower than the chosen upper indicator cutoff and this scenario would be considered highly sub-optimal in the context of MIK estimation. A full description of the MIK estimation method with change of support is provided in Section 17.7.2.

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Table 17.4_1 Esaase Gold Project Outlier Analysis - Au ppm

Block	Number Data	Max	Mean	Std	CV	Upper Cut	Cut Mean	Cut Std Dev	Cut CV	Number Data Cut	% Change in Mean
100	13,738	75.813	0.755	2.184	2.893	20	0.726	1.619	2.23	24	3.8%
200	2,188	42.29	0.884	2.48	2.807	18.5	0.839	1.974	2.352	8	4.9%
300	291	15.152	1.421	2.2	1.548	11	1.393	1.977	1.419	3	2.0%
400	196	12.27	0.831	1.41	1.697	4.5	0.749	0.857	1.145	2	9.8%
410	81	22.59	2.02	3.811	1.886	6.5	1.5	1.656	1.104	4	26%
500	284	3.56	0.605	0.638	1.055	2.4	0.594	0.598	1.007	5	1.8%

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17.5.1	Introduction
Variography is used to describe the spatial variability or correlation of an attribute (gold, silver etc). The spatial variability is traditionally measured by means of a variogram, which is generated by determining the averaged squared difference of data points at a nominated distance (h), or lag (Srivastava and Isaacs, 1989). The averaged squared difference (variogram or γ(h)) for each lag distance is plotted on a bivariate plot, where the X-axis is the lag distance and the Y-axis represents the average squared differences (γ(h)) for the nominated lag distance.

Several types of variogram calculations are employed to determine the directions of the continuity of the mineralisation:

▪       Traditional variograms are calculated from the raw assay values.

▪       Log-transformed variography involves a logarithmic transformation of the assay data.

▪      Gaussian variograms are based on the results after declustering and a transformation to a Normal distribution.

▪       Pairwise-relative variograms attempt to 'normalise' the variogram by dividing the variogram value for each pair by their squared mean value.

▪       Correlograms are 'standardized' by the variance calculated from the sample values that contribute to each lag.

Fan variography involves the graphical representation of spatial trends by calculating a range of variograms in a selected plane and contouring the variogram values. The result is a contour map of the grade continuity within the domain.

The variography was calculated and modelled in the geostatistical software, Isatis. The rotations are tabulated as dip and dip direction of major, semi-major and minor axes of continuity. Modelled correlograms were generally shown to have good structure and were used throughout the MIK and OK estimation while Gaussian grade variograms back transformed to normal space were used for the change of support process.

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17.5.2
Esaase Gold Deposit Variography

Grade and indicator variography was generated to enable grade estimation via MIK and change of support analysis to be completed. In addition, Gaussian variograms were also examined as part of the change of support process. Seven out of the 16 indicator thresholds for Zones 100 and 200 (Table 17.3_4) had variograms modelled. Interpreted anisotropy directions correspond well with the modelled geology and overall geometry of the interpreted domains. Modelled variography for all domains is presented in Appendix B.

17.5.3
Zone 100

Grade variography (Gaussian back transformed) shows good structure and displays moderate anisotropy between the major and semi-major axes. Two spherical models have been fitted to the experimental correlogram, with the variogram exhibiting a moderate relative nugget effect (calculated by dividing the nugget variance by the sill variance) of 34%. The short- range structure, which has been modelled with ranges of 50m, 45m and 11m for the major, semi-major and minor axis respectively, accounts for 55% of the non-nugget variance. The overall ranges fitted to the Zone 100 correlogram are 120m, 70m and 25m for the major, semi-major, and minor axis respectively.

17.5.3
The interpreted major direction of continuity dips at 9º towards 036º30'. The modelled grade variogram plot is provided in Figure 17.5.3_1.

Modelled indicator correlograms display a range of relative nugget values from 40% to 60%. Table 17.5.3_1 presents the fitted grade and indicator variogram models for Zone 100.

17.5.4
Zone 200

Grade variography (Gaussian back transformed) shows good structure and displays moderate anisotropy between the major and semi-major axes. Two spherical models have been fitted to the experimental correlogram, with the correlogram exhibiting a moderate relative nugget effect (calculated by dividing the nugget variance by the sill variance) of 40%. The short- range structure, which has been modelled with ranges of 35m, 30m and 10m for the major, semi-major and minor axis respectively, accounts for 47% of the non-nugget variance. The overall ranges fitted to the Zone 200 variogram are 90m, 65m and 28m for the major, semi- major, and minor axis respectively.

The interpreted major direction of continuity dips at approximately 51º towards 261º. Table 17.5.4_1 presents the fitted grade variogram and indicator variogram models for Zone 200 while the grade variogram plot is provided in Figure 17.5.4_1 and Appendix B.

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Table 17.5.3_1
Esaase Gold Project
Zone 100 Variogram Models

	Relative		Rotation			Structure 1				Structure 2
Grade Variable or	Nugget		(dip/dip dir)		Relative		Range (m)		Relative		Range (m)
Indicator Threshold	(C0)	Major	Semi Major	Minor	Sill 1	Major	Semi Major	Minor	Sill 2	Major	Semi Major	Minor
					(C1)				(C2)
Grade Variography
Gold (Au gt)	0.34	-9.381/36.549	-67.731/282.728	-20/130	0.55	50	45	7	0.11	120	70	25
Indicator Variography (correlograms)
0.10(1)	0.4	-9.381/36.549	-67.731/282.728	-20/130	0.4	23	17	7	0.2	115	80	25
0.25(1)	0.4	-9.381/36.549	-67.731/282.728	-20/130	0.4	23	17	7	0.2	115	80	25
0.40	0.42	-9.381/36.549	-67.731/282.728	-20/130	0.4	23	17	7	0.18	115	80	25
0.55(2)	0.455	-9.381/36.549	-67.731/282.728	-20/130	0.385	22.5	17	7	0.16	112.5	77.5	25
0.70	0.49	-9.381/36.549	-67.731/282.728	-20/130	0.37	22	17	7	0.14	110	75	25
0.85(3)	0.505	-9.381/36.549	-67.731/282.728	-20/130	0.355	21	16	6.5	0.14	110	72.5	23.5
1.10	0.52	-9.381/36.549	-67.731/282.728	-20/130	0.34	20	15	6	0.14	110	70	22
1.30(4)	0.53	-9.381/36.549	-67.731/282.728	-20/130	0.33	19	14	5.5	0.14	105	67.5	16.5
1.50	0.54	-9.381/36.549	-67.731/282.728	-20/130	0.32	18	13	5	0.14	100	65	11
1.75(5)	0.55	-9.381/36.549	-67.731/282.728	-20/130	0.31	18	12.5	4.5	0.14	97.5	62.5	11
2.10	0.56	-9.381/36.549	-67.731/282.728	-20/130	0.3	18	12	4	0.14	95	60	11
2.50(6)	0.57	-9.381/36.549	-67.731/282.728	-20/130	0.295	18	12	4	0.135	80	57.5	10.5
3.00	0.58	-9.381/36.549	-67.731/282.728	-20/130	0.29	18	12	4	0.13	65	55	10
4.10(7)	0.59	-9.381/36.549	-67.731/282.728	-20/130	0.28	15.5	11	4	0.13	57.5	47.5	9
5.35	0.6	-9.381/36.549	-67.731/282.728	-20/130	0.27	13	10	4	0.13	50	40	8
8.85(8)	0.6	-9.381/36.549	-67.731/282.728	-20/130	0.27	13	10	4	0.13	50	40	8

Note:	1) Assumed model based on 0.40 Au g/t variogram model
2) Assumed model based on 0.40 Au g/t and 0.70 Au g/t variogram models
3) Assumed model based on 0.70 Au g/t and 1.10 Au g/t variogram models
4) Assumed model based on 1.10 Au g/t and 1.50 Au g/t variogram model
5) Assumed model based on 1.50 Au g/t and 2.10 Au g/t variogram model
6) Assumed model based on 2.10 Au g/t and 3.00 Au g/t variogram models
7) Assumed model based on .00 Au g/t and 5.35 Au g/t variogram models
8) Assumed model based on 5.35 Au g/t variogram model

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Table 17.5.4_2
Esaase Gold Project
Zone 200 Variogram Models

Grade Variable or	Relative		Rotation			Structure 1				Structure 2
Indicator Threshold	Nugget		(dip/dip dir)		Sill 1		Range (m)		Sill 2		Range (m)
	(C0)	Major	Semi Major	Minor	(C1)	Major	Semi Major	Minor	(C2)	Major	Semi Major	Minor
Grade Variography
Gold (Au gt)	0.40	-51.71/261.204	-26.946/31.288	-25/135	0.47	35	30	10	0.13	90	65	28
Indicator Variography (correlograms)
0.10(1)	0.38	-51.71/261.204	-26.946/31.288	-25/135	0.42	35	20	8	0.2	120	90	32
0.25(1)	0.38	-51.71/261.204	-26.946/31.288	-25/135	0.42	35	20	8	0.2	120	90	32
0.40	0.38	-51.71/261.204	-26.946/31.288	-25/135	0.42	35	20	7	0.2	120	90	32
0.55(2)	0.395	-51.71/261.204	-26.946/31.288	-25/135	0.41	34	20	7	0.195	115	90	31.5
0.70	0.41	-51.71/261.204	-26.946/31.288	-25/135	0.4	33	20	7	0.19	110	90	31
0.90(3)	0.43	-51.71/261.204	-26.946/31.288	-25/135	0.385	31.5	19	6	0.185	102.5	80	23
1.10	0.45	-51.71/261.204	-26.946/31.288	-25/135	0.37	30	18	5	0.18	95	70	15
1.30(4)	0.475	-51.71/261.204	-26.946/31.288	-25/135	0.36	28.5	16.5	4.5	0.165	85	65	15
1.50	0.5	-51.71/261.204	-26.946/31.288	-25/135	0.35	27	15	4	0.15	75	60	15
1.75(5)	0.51	-51.71/261.204	-26.946/31.288	-25/135	0.345	26	14	4	0.145	72.5	55	15
2.10	0.52	-51.71/261.204	-26.946/31.288	-25/135	0.34	25	13	4	0.14	70	50	15
2.60(6)	0.54	-51.71/261.204	-26.946/31.288	-25/135	0.335	22.5	12	3.5	0.125	67.5	45	14
3.50	0.56	-51.71/261.204	-26.946/31.288	-25/135	0.33	20	11	3	0.11	65	40	13
4.50(7)	0.58	-51.71/261.204	-26.946/31.288	-25/135	0.315	17.5	12	3.5	0.105	57.5	40	13
6.00	0.6	-51.71/261.204	-26.946/31.288	-25/135	0.3	15	13	4	0.1	50	40	13
13.0(8)	0.6	-51.71/261.204	-26.946/31.288	-25/135	0.3	15	13	4	0.1	50	40	13

Note:	1) Assumed model based on 0.40 Au g/t variogram model
2) Assumed model based on 0.40 Au g/t and 0.70 Au g/t variogram models
3) Assumed model based on 0.70 Au g/t and 1.10 Au g/t variogram models
4) Assumed model based on 1.10 Au g/t and 1.50 Au g/t variogram model
5) Assumed model based on 1.50 Au g/t and 2.10 Au g/t variogram model
6) Assumed model based on 2.10 Au g/t and 3.50 Au g/t variogram models
7) Assumed model based on 3.50 Au g/t and 6.00 Au g/t variogram models
8) Assumed model based on 6.00 Au g/t variogram model

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17.5.5
Zones 300 to 500
Grade variography (to be used for OK estimation) for Zones 300 to 500 generally shows less well defined structure than the other domains and this can be attributed to the lesser number of samples contained within each domain. Correlograms have been calculated and modelled and the parameters are detailed in Table 17.5.5_1. Correlogram plots are included in the Appendix B.

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Table 17.5.5_1
Esaase Gold Project
Variogram Models - Zones 300 to 500

		Rotation			Structure 1				Structure 2
Domain	Nugget	(dip/dip dir)				Range (m)				Range (m)
	(C0)
		Major	Semi Major	Minor	(C1)	Major	Semi Major	Minor	(C2)	Major	Semi Major	Minor
Grade Variography
300	0.4	0/20	-70/290	-20/110	0.37	20	20	5	0.23	130	130	16
400, 410	0.4	0/40	-70/310	-20130	0.45	10	10	5	0.4	50	50	14
500	0.35	0/10	-80/100	-10/280	0.38	11	11	5	0.38	73	73	20

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17.6	Block Modelling
17.6.1
Introduction

A three-dimensional block model was constructed for the Esaase Gold deposit, covering all the interpreted mineralisation zones and including suitable additional waste material to allow later pit optimisation studies.

17.6.2
Block Construction Parameters

A sub-block model was used to construct the Esaase mineralisation and background models (Table 17.6.2_1). Block coding was completed on the basis of the block centroid, wherein a centroid falling within any wireframe was coded with the wireframe solid attribute. The block model was rotated to 045º to adequately represent the overall strike direction of mineralisation.

Table 17.6.2_1
Esaase Gold Project
Block Model Construction Parameters

	Origin	Extent	Parent/Sub Block
	(m)	(m)	Size
Easting	619,163.592	1,600	10/2.5
Northing	723,970.696	4,520	40/2.5
RL	-250	750	5/1

The parent block size was selected on the basis of the average drill spacing (40m section spacing) and the variogram models. A parent block size of 10mE x 40mN x 5mRL was selected as appropriate. Sub-blocking to a 2.5mE x 2.5mN x 1mRL size was completed to ensure adequate volume representation.

The attributes coded into the block models included the weathering and mineralisation models. A visual review of the wireframe solids and the block model indicated correct flagging of the block model.

Bulk density has been coded to the block model based on the weathering profile. The average bulk density for each subdivision, as presented in Table 17.3_2, was coded via a block model script. In the case where bulk density data is missing for any zone/weathering subdivision, the bulk density for the corresponding subdivision in Zone 100 was assumed. A description of the density measurement methodology can be found in Section 13.4.

17.7	Grade Estimation

17.7.1
Introduction

Resource estimation for the Esaase mineralisation was completed using MIK within Zones 100and 200. Ordinary Kriging, Inverse Distance Squared and Nearest Neighbour estimates were also completed within these domains to allow comparison with the post processed E-type mean. Other Domains (Zones 300 to 500 inclusive) were estimated via Ordinary Kriging.

Grade estimation was carried out using the Vulcan implementation of the GSLIB kriging algorithms. Calculation of selective mining unit estimates was undertaken using the Coffey Mining developed scripts. A description of the MIK estimation methodology is provided in Section 17.7.2.

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17.7.2	The Multiple Indicator Kriging Method
The MIK technique is implemented by completing a series of Ordinary Kriging ("OK") estimates of binary transformed data. A composite sample, which is equal to or above a nominated cutoff or threshold, is assigned a value of 1, with those below the nominated indicator threshold being assigned a value of 0. The indicator estimates, with a range between 0 and 1, represent the probability the point will exceed the indicator cutoff grade. The probability of the points exceeding a cutoff can also be considered broadly equivalent to the proportion of a nominated block that will exceed the nominated cutoff grade.

The estimation of a complete series of indicator cutoffs allows the reconstitution of the local histogram or conditional cumulative distribution function (ccdf) for the estimated point. Based on the ccdf, local or block properties, such as the block mean and proportion (tonnes) above or below a nominated cutoff grade can be investigated.

Post MIK Processing - E-Type Estimates

The E-type estimate provides an estimate for the grade of the total block or bulk-mining scenario. This is achieved by discretising the calculated ccdf for each block into a nominated number of intervals and interpolating between the given points with a selected function (e.g.: the linear, power or hyperbolic model) or by applying intra-class mean grades. The sum of all these weighted interpolated points or mean grades enables an average whole block grade to be determined.

The following example shows the determination of an E-type estimate for a block containing three indicator cutoffs.

The indicator cutoffs and associated probabilities calculated are:

Indicator		Cutoff Grade	Indicator Probability
		Aug/t	(cumulative)
minimum grade *		0	0.00 **
indicator 1		1	0.40
indicator 2		2	0.65
indicator 3		3	0.85
maximum grade *		4	1.00 **
Note :	* Cutoff grades determined by the user.
** Indicator probability is assumed at the minimum and maximum cutoff.

The whole block grade can now be determined in this block with the following parameters used for the purposes of the interpolation:

▪	Number of discretisation intervals: 4.
▪	Linear extrapolation between all points (median grade between nominated cutoffs).

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The worked example is then calculated with the following steps:

▪	Interval 1 (0-1g/t Au)	median grade x probability/proportion attributed to the interval
▪	Interval 2 (1 - 2g/t Au)	median grade x proportion (1.5g/t Au x 0.25 = 0.375).
▪	Interval 3 (2 - 3g/t Au)	median grade x proportion (2.5g/t Au x 0.20 = 0.500).
▪	Interval 4 (3 - 4g/t Au)	median grade x proportion (3.5g/t Au x 0.15 = 0.525).
▪	Calculate total grade	average all calculated intervals ((0.2+0.375+0.500+0.525)/1) = 1.60g/t Au.

It is also possible from this example to calculate the proportion and grade above a nominated cutoff (e.g. 2g/t - at sample support or complete selectivity). The following steps would be undertaken to calculate the tonnes and grade at sample selectivity using a 2g/t cutoff:

▪	Interval 3 (2 - 3g/t Au)	median grade x proportion (2.5g/t Au x 0.20 = 0.500).
▪	Interval 4 (3 - 4g/t Au)	median grade x proportion (3.5g/t Au x 0.15 = 0.525).
▪	Calculate total grade	average all calculated intervals ((0.500+0.525)/0.35) = 2.93g/t Au with 0.35% of the block above the cutoff.

The effect of using a non-linear model to interpolate between cutoffs is to shift the grade weighting associated with that cutoff away from the median. For Esaase, the intra-class means based on the cut composite data have been used to reconstitute the ccdf and produce block statistics.

It is noted, however, that the calculation of the E-type estimate and complete selectivity often does not allow mine planning to the level of selectivity which is proposed for production. To achieve an estimate which reflects the levels of mining selectivity envisaged, a selective mining unit ("SMU") correction is often applied to the calculated ccdf.

Support Correction (Selective Mining Unit Estimation)

A range of techniques are known to produce a support correction and therefore allow for selective mining unit emulation. The common features of the support correction are:

▪      Maintenance of the mean grade of the histogram (E-type mean).

▪      Adjustment of the histogram variance by a variance adjustment factor (f ).

The variance adjustment factor, used to reduce the histogram or ccdf variance, can be calculated using the variogram model. The variance adjustment factor is often modified to account for the likely grade control approach or 'information effect'.

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In simplest terms, the variance adjustment factor takes into account the known relationship derived from the dispersion variance.

Total variance = variance of samples within blocks + variance between blocks.

The variance adjustment factor is calculated as the ratio of the variance between the blocks and the variance of the samples within the blocks, with a small ratio (e.g. 0.10) indicating a large adjustment of the ccdf variance and large ratio (e.g. 0.80) representing a small shift in the ccdf.

Two simple support corrections that are available include the Affine and Indirect Lognormal correction, which are both based on the permanence of distribution. The discrete Gaussian model is often applied to global change of support studies and has been generated on the composite dataset as a comparison. The indirect lognormal correction was applied to the Esaase MIK grade estimates.

Indirect Lognormal Correction

The indirect lognormal correction can be implemented by adjusting the quantiles (indicator cutoffs) of the ccdf with the variance adjustment factor so that the adjusted ccdf represents the statistical characteristics of the block volume of interest.

This is implemented with the following formula:

At the completion of the quantile adjustments, grades and tonnages (probabilities are then considered a pseudo tonnage proportion of the blocks) at a nominated cutoff grade can be calculated using the methodology described above (E-type). The indirect lognormal correction, as applied to the Esaase deposit, is the best suited of the common adjustments applied to MIK to produce selective mining estimates for positively skewed distributions.

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17.8	Estimation Parameters

17.8.1
Multiple Indicator Kriging Parameters

MIK estimates were completed for Zones 100 and 200 using the indicator correlogram models (Section 17.5), and a set of ancillary parameters controlling the source and selection of composite data. The sample search parameters were defined based on the variography and the data spacing, and a series of sample search tests performed in Isatis geostatistical software. A total of 16 indicator thresholds were estimated for Zones 100 and 200 (see Table 17.3_4).

The sample search parameters are provided in Table 17.8.1_1. Hard domain boundaries were used for the estimation of Zone 100 and 200 throughout. A three-pass estimation strategy was applied to each domain, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate. In addition, Zone 100 was divided into north and south portions to allow for a small change in orientation in the domain.

17.8.2
Ordinary Kriging Parameters
OK estimates were completed for Zones 300, 400, 410 and 500 using the grade correlogram models (Section 17.5), and a set of ancillary parameters controlling the source and selection of composite data. The sample search parameters were defined based on the variography and the data spacing, and a series of sample search tests performed in Isatis geostatistical software.

The sample search parameters are provided in Table 17.8.2_1. Hard domain boundaries were used for the estimation of Zones 300 to 500 throughout. A three-pass estimation strategy was applied to each domain, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate.

17.8.3
Estimate Validation

All relevant statistical information was recorded to enable validation and review of the MIK and OK estimates. The recorded information included:

▪       Number of samples used per block estimate.

▪       Average distance to samples per block estimate.

▪       Estimation flag to determine in which estimation pass a block was estimated.

▪       Number of drillholes from which composite data were used to complete the block estimate.

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Table 17.8.1_1 Esaase Gold Project Multiple Indicator Kriging Sample Search Parameters

Zone	Estimation		Rotation (dip/dip dir)			Search Distance		Min. No.	Max. No.	Max. No. of
	Pass	Major	Semi Major	Minor	X	Y	Z	of Comp.	of Comp.	Comp. per Hole
	1	-9.381/36.549	-67.731/282.728	-20/130	100	75	20	12	24	6
100	2	-9.381/36.549	-67.731/282.728	-20/130	100	75	20	12	24	6
	3	-9.381/36.549	-67.731/282.728	-20/130	100	75	20	12	24	6
100 North	1	-9.391/21.549	-67.731/267.728	-20/115	100	75	20	12	24	6
	2	-9.391/21.549	-67.731/267.728	-20/115	100	75	20	12	24	6
	3	-9.391/21.549	-67.731/267.728	-20/115	100	75	20	12	24	6
	1	-51.71/261.204	-26.946/31.288	-25/135	100	75	20	12	24	6
200	2	-51.71/261.204	-26.946/31.288	-25/135	100	75	20	12	24	6
	3	-51.71/261.204	-26.946/31.288	-25/135	100	75	20	12	24	6

Table 17.8.2_1
Esaase Gold Project
Ordinary Kriging Sample Search Parameters

Zone	Estimation		Rotation (dip/dip dir)			Search Distance		Min. No.	Max. No.	Max. No. of
	Pass	Major	Semi Major	Minor	X	Y	Z	of Comp.	of Comp.	Comp. per Hole
	1	0/20	-70/290	-20/110	100	75	20	8	16	6
300	2	0/20	-70/290	-20/110	100	75	20	8	16	6
	3	0/20	-70/290	-20/110	100	75	20	6	12	-
400 410	1	0/40	-70/310	-20130	100	75	20	8	16	6
	2	0/40	-70/310	-20130	100	75	20	8	16	6
	3	0/40	-70/310	-20130	100	75	20	6	12	-
	1	0/10	-80/100	-10/280	100	75	20	8	16	6
500	2	0/10	-80/100	-10/280	100	75	20	8	16	6
	3	0/10	-80/100	-10/280	100	75	20	6	12	-

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The estimates were reviewed visually and statistically prior to being accepted. The review included the following activities:

▪       Comparison of the E-type estimate versus the mean of the composite dataset, including weighting where appropriate to account for data clustering.
▪       Comparison of the OK estimate versus the mean of the composite dataset, including weighting where appropriate to account for data clustering.

▪       Visual checks of cross sections, long sections, and plans.

Alternative estimates were also completed to test the sensitivity of the reported model to the selected MIK and OK interpolation parameters. An insignificant amount of variation in overall grade was noted in the alternate estimations.

17.9
Change of Support

Applying the modelled variography, variance adjustment factors were calculated for Zones 100 and 200 to emulate an 8mE x 10mN x 2.5mRL selective mining unit ("SMU") via the indirect lognormal change of support. The intra-class composite mean grades (Table 17.3_4) were used in calculating the whole block and SMU grades. The change of support study also included the calculation of the theoretical global change of support via the discrete Gaussian change of support model.

An 'information effect' factor is commonly applied to the originally derived panel-to-block variance ratios to determine the final variance adjustment ratio. The goal of incorporating information effect is to calculate results taking into account that mining takes place based on grade control information. There will still be a quantifiable error associated with this data and it is this error we want to incorporate. This is achieved in practice by running a test kriging estimation of an SMU using grade control data (the results required to incorporate this option in the change of support do not depend on the assay data so the grade control data can be hypothetical). The incorporation of the information effect is commonly found to be negligible, however can have a significant effect in some cases. In this case, the information effect factor was found to have a minor effect and has been incorporated in the calculation.

The variance adjustment ratios are provided in Table 17.9_1.

Table 17.9_1
Esaase Gold Project
Variance Adjustment Ratios
(8mE x 10mN x 2.5mRL SMU)

Zone	100	200
Variance adjustment factor (f)	0.25	0.26

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17.10
Resource Classification

The grade estimates have been classified as Indicated and Inferred in accordance with N43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. Key criteria are tabulated below.

Table 17.10_1
Esaase Gold Project
Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues have been identified. Recent improvements have been noted.	Moderate
Verification of Sampling and Assaying	No drillhole twinning to reproduce original drill intercepts. Dedicated twin drilling is recommended.	High
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of available downhole survey indicates expected deviation.	High
Data Density and Distribution	Core mineralisation defined on a notional 40mE x 40mN drill spacing or better. Other areas more broadly spaced to approximately 80mN spaced lines (40mE spacing) reflecting a lower confidence.	Moderate
Audits or Reviews	Coffey Mining is unaware of external reviews	N/A
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation
The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is recommended to resolve this issue.
Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material
Estimation and Modelling Techniques	Multiple Indicator Kriging and Ordinary Kriging	High
Mining Factors or Assumptions	8mE by 10mN by 2.5mRL SMU. Requires revision as the project moves to feasibility stage	Moderate

Numerous displays of the resource block model were viewed in cross section, long section and plan views and compared with the original composites data used for estimation.

The criteria used to distinguish between each category are as follows:

▪	Indicated Resource is based on regions with strong geological understanding and continuous mineralisation, and drilling at, or less than 40m spacing. Consideration is primarily given to those blocks where the distance to the nearest composite used in the estimate is <30m. Other factors considered included block variance and slope of regression as measures of estimate quality.

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▪	Inferred Resources are based on regions that that lie within interpreted regions proximal to known mineralisation and meet the estimation criteria.
Assignment of resource categories into the block model was achieved by the use of a block model manipulation script in conjunction with wireframes constructed to delineate Indicated and Inferred Resources for each domain. The following numeric resource category codes were assigned into the block model, based on the categorisation criteria listed above:

▪	Indicated Resource: resclass = 2
▪	Inferred Resource: resclass = 3

17.11
Resource Reporting

A summary of the estimated resources for the Esaase Gold Project is provided in Table 17.11_1 below. The preferred lower cutoff grade for reporting is 0.4g/t Au. A summary of the estimated resources broken down by domain is provided in Table 17.11_2 and a more detailed breakdown is detailed in Appendix C. There is currently no mineral reserve for the Esaase Gold Project and it should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Table 17.11 _1
Esaase Gold Project
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit)
with
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
Indicated	0.3	99.60	1.1	3,390
	0.4	84.85	1.2	3,230
	0.5	71.62	1.3	3,040
	0.6	60.37	1.5	2,850
	0.7	51.16	1.6	2,660
	0.8	43.39	1.8	2,480
	0.9	37.11	1.9	2,310
	1.0	31.99	2.1	2,150
Inferred	0.3	57.71	1.0	1,770
	0.4	50.07	1.0	1,680
	0.5	41.46	1.2	1,560
	0.6	34.10	1.3	1,430
	0.7	28.15	1.4	1,310
	0.8	23.26	1.6	1,190
	0.9	19.27	1.7	1,080
	1.0	16.28	1.9	990

Note:	Appropriate rounding has been applied.

Table 17.11 _2
Esaase Gold Project
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit)
with
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)
Breakdown by Domain at lower cutoff grade 0.4g/t Au

Deposit	Estimation Method	Tonnes	Average Grade	Ounces
		(Mt)	(g/t Au)	(Kozs)
		Indicated
South	MIK	11.38	1.3	478
Main	MIK	70.14	1.2	2,629
North	OK	1.56	1.3	67
D	OK	1.16	0.8	30
D1	OK	0.61	1.5	29
B	OK	11.38	1.3	478
		Inferred
South	MIK	3.11	1.4	136
Main	MIK	29.52	1.1	1,041
North	OK	3.11	1.6	164
D	OK	1.40	0.8	34
D1	OK	0.57	1.5	28
B	OK	12.35	0.7	278

Note:	Appropriate rounding has been applied.

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18 18.1 18.2
OTHER RELEVANT DATA AND INFORMATION

Introduction

This section is a summary of a preliminary economic assessment, or scoping study, which was completed by Lycopodium Minerals Pty Ltd in May 2010. This preliminary economic assessment has not been updated since then. Contributions to sections of that study which related to resources, mine design, geotechnics, hydrology and tailings storage facilities were made by Coffey Mining Pty Ltd. The sections below outline the key economic parameters derived from the conceptual mine, process plant and infrastructure requirements for the Esaase Gold Project that were developed for the Preliminary Economic Assessment.

The preliminary economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. In addition it should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral resources that were used in the Preliminary Economic Assessment have been superseded by the resource estimate as described in Section 17. The mineral resource described in Section 17 represents a significant increase in tonnage and metal content over the mineral resource used for the PEA but the grade tenor is similar. As such, it can be reasonably expected that a PEA undertaken on the updated resource would result in an increased potential mineable resource at Esaase.

Mineral Resources

The mineral resources that were used in the Preliminary Economic Assessment are shown in the following table.

A summary of the estimated resources for the Esaase Gold Project is provided in Table 18.2_1 below. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

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	Table 18.2_1
	Esaase Project
	Multiple Indicator Kriging Estimate April 2009
	8mE x 10mN x 2.5mRL Selective Mining Unit

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Mozs)
Indicated	0.4	57.987	1.2	2.278
	0.5	49.248	1.4	2.153
	0.6	41.942	1.5	2.025
	0.7	35.748	1.7	1.898
	0.8	30.656	1.8	1.777
	0.9	26.322	2.0	1.660
	1.0	22.782	2.1	1.552
Inferred	0.4	41.664	1.2	1.653
	0.5	34.054	1.4	1.546
	0.6	28.573	1.6	1.451
	0.7	24.430	1.7	1.365
	0.8	20.649	1.9	1.275
	0.9	17.914	2.1	1.201
	1.0	15.852	2.2	1.139
Note:             Appropriate rounding has been applied

18.3
Mining

Coffey Mining undertook a mining study as part of the work summarised in this report.

The study was based on the total resource, including Inferred.

Geotechnical stability modelling work was based on six oriented drillholes located within the Esaase Gold Project with the assessments of the core including rock mass quality, rock discontinuity orientations, and discontinuity characteristics.

Whilst limited hydrogeological work has been undertaken Coffey Mining believes that, based on existing information, groundwater may be present in significant quantity and it is probable that high pore pressures will exist within the open pit walls. Overall pit slope angles were based on the assumption that dewatering will result in dry pit walls.

The initial pit optimization for the Project was assessed for three processing rates, namely 3Mtpa, 5Mtpa and 7.5Mtpa and based on those results, the 5Mtpa scenario was adopted.

Owner mining using a fleet of 200t class excavators and 90t rated trucks formed the basis of the study.

The mine planning work was predicated on the pit optimisation results that were based on a gold price of $850/oz. The material breakdown for the pit shell that was selected as the basis for mine production scheduling is provided below.

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Total	Waste	Strip Ratio	Mill Feed	Au
(Mt)	(Mt)	(w : o)	(Mt)	(g/t)
229	179	3.5	50	1.3

18.4
The Study indicates a 10 year project life at an elevated crusher feed target of 6.5Mtpa of oxide mill feed for the first 2 years and 5Mtpa of both oxide and fresh material combined thereafter. The elevated mill feed target for the first two years results in a gold production of approximately 260Koz per annum, with an average for the life of mine of approximately 200Koz per annum. The average annual total material movement ranges between 23Mt and 27Mt, with an average of approximately 25Mtpa.

Metallurgy

At the time of the PEA, two programmes of metallurgical testwork had been completed on Esaase Gold Project material. The first phase in 2008 was based on testing of individual intercepts to determine metallurgical response. Following this, a second programme was completed in 2009 using composites from the same intercepts to determine a likely process flowsheet. Subsequent to the PEA, additional metallurgical test work has been completed as described in Section 16.

No significant metallurgical problems were identified in the most recent testwork program based on the VOC and VFC composites. The presence of coarse gold was identified and for the purposes of the PEA a flow sheet including gravity separation, followed by carbon in leach, CIL, was applied to the VOC and VFC composites with acceptable results.

Comparative gravity / CIL leach testwork at 80% passing 150 and 75 microns showed a recovery improvement of 0.5 to 1% for the finer grind. A grind optimisation study which considered the incremental cost benefit of the finer grind indicated a better return with a grind of 150 micron.
For the purpose of the PEA, a leach time of 24 hours has been used which is typical for the industry. This will be optimised during the next stage of testwork.

Gold recovery predictions are based on the testwork on the VOC and VFC samples only and have used the following methodology:

▪       Head grade has been based on a weighted average of all the screen fire assay results for the composite in question.

▪       Gravity extraction is assumed as 40% for the calculation with a concentrate leach extraction of 97% based on the master concentrate leach at 150 microns.

▪       CIL extraction has been based on the average of the two duplicate 2kg leach tests at 150 microns with leach residue grades calculated by duplicate 1,000 gram screen fire assay procedures.

▪       Soluble loss has been assumed at 0.01g/t.

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▪       Recovery is based on the calculated mass of gold extracted at each stage as follows:

   ▪       Gold in conc. leach solution + gold in CIL feed - gold in residue - solution loss.

Gold recovery predictions for the two main mineralisation types are as follows:

▪       Fresh material                                   94.4%

▪       Oxide material                                   93.3%

18.5
Operating Cost Estimate

The mining-related operating cost estimates have been developed by Coffey Mining while the operating cost estimates for the process plant and administration have been developed by Lycopodium. The administration operating costs compiled by Lycopodium incorporate information from Coffey Mining and Keegan.

The base mine operating costs for owner mining, excluding mine equipment ownership costs, were estimated at approximately $1.97/t mined.

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Table 18.5_1
Esaase Project
Summary Operating Cost Estimate
(US$, 4Q09)

	Design Basis 5.0Mtpa		LOM Averaged
Cost Centre	Operating Cost	Operating Cost	Operating Cost	Operating Cost
	(US$/t milled)	(US$/oz Au recovered)	(US$/t milled)	(US$/oz Au recovered)
Mine Operating Cost	8.91	224.82	8.83	224.80
Processing Cost	7.45	188.07	7.39	188.29
General and Administration Cost	1.17	29.62	1.15	29.25
Rehabilitation / Closure / Reclamation	0.40	10.09	0.40	10.09
Refining	0.16	4.00	0.16	4.00
Royalties	1.18	29.75	1.17	29.75
Total Operating Cost	19.28	486	19.09	486
Notes:	1. 2. 3.
Process and administration costs developed by Lycopodium Minerals

Mining and mining administration costs developed by Coffey Mining

The LOM Averaged Operating Cost estimate have been based on a nominal throughput of 6.5Mtpa during the first two years of operation, followed by a nominal throughput of 5.0Mtpa, as used for the financial analysis

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With the proviso that the anticipated power tariff used for the estimate has been advised by Keegan to be US$0.08/kWh, and that reagent consumptions are based on a limited suite of testwork, the process operating and administration cost estimates are considered to have an accuracy of -15% +20%. Coffey Mining quote an accuracy of ±40% for the mining operating costs. Costs are presented in United States dollars (US$) and are based on prices for the fourth quarter of 2009 (4Q09).

18.6
Capital Cost Estimate

The capital cost estimate for mining was based on estimates developed by Coffey Mining and was based on an owner-operated fleet.

The mine initial capital expenditure based on owner mining was estimated to be $48.2M.
Mine sustaining capital, primarily comprising mine equipment replacement and additional tailings storage facility raises, was estimated at approximately $25.9M.

The capital cost for the process plant and infrastructure was estimated by Lycopodium based on the scope of facilities described in this document.
An allowance of $6 million was advised by Keegan to cover salary and other expenses related to maintaining an owner's project management team. Pre-production expenses were estimated and include an allowance for spare parts and provision of mobile equipment outside the mine fleet.

Table 18.6_1
Esaase Project
Summary Capital Estimate

Mining Equipment	$41.7 M
Pre-production	$7.5 M
Mining Infrastructure	$6.5 M	$55.7 M
Infrastructure (including roads, buildings, communications)		$14.6 M
Mineral Processing Plant		$91.8 M
Tailings		$9.4 M
Indirects		$46.0 M
Owners costs		$42.7 M
EPCM		$23.9 M
Subtotal		$284.2 M
Contingency		$35.4 M
Subtotal (millions)		$319.5 M
Sustaining and Deferred Capital		$24 M
Total (Millions)		$343 M

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18.7
Economic Analysis

A preliminary economic assessment of the Esaase Gold Project has been conducted using a simple cashflow model. The economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. In addition it should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The economic evaluation of the Esaase Gold Project has been based upon:

▪       Capital cost estimate prepared by Lycopodium and Coffey Mining.

▪       Mine schedule and mining operating cost estimates prepared by Coffey Mining.

▪       Process and general and administration cost estimates prepared by Lycopodium.

▪       Sustaining capital costs for mining and tailings operation provided by Coffey Mining.

▪       Owners capital costs based on estimates prepared by Lycopodium Minerals or provided by Keegan.

▪       Gold price of US$850 per oz provided by Keegan.

▪       Ghanaian corporate tax rate of 25%.

▪        Royalties payable 3.5%.

Table 18.7_1
Esaase Project
Project Production Summary

		Basis of Estimate	Unit
Mining Schedule	Primary material mined	33.7	Mt
	Oxide material mined	16.8	Mt
	Waste mined	178.6	Mt
	Total Material Mined	229.1	Mt
Total Mill Feed Processed		50.5	Mt
Mine Life		10	years
Contained Gold		2,105	koz Au
Recovered Gold		1,982	koz Au
Average Strip Ratio		3.5	(w : o)
Average Grade		1.30	g Au / t
Average Gold Recovery		94.0%
Average Annual Plant Throughput		5.04	Mtpa
Average Annual Gold Production		198	koz Au / y

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Table 18.7_2
Esaase Project
Project Cashflow Summary

	Year 1-3	Project	US$/oz Au	US$/t	US$/t
	US$ Million	US$ Million	Recovered	Milled	Mined
Mining Cost	149.7	474.2	239.29	9.40	2.34
Processing Cost	119.5	373.1	188.29	7.39	1.66
General and Administration Cost	8.8	29.2	14.75	0.58	0.13
Rehabilitation / Closure / Reclamation	6.0	20.0	10.09	0.40	0.09
Total Operating Cost	284.0	896.6	452	17.77	4.22
Smelting and Refining Cost	2.9	7.9	4.00	0.16	0.04
Royalties	21.7	59.0	29.75	1.17	0.26
Total Cash Cost	308.6	963.5	486	19.09
Revenue	620.3	1,704.3	850	33.38	7.46
Total Cash Cost	308.6	963.5	486	19.09	4.27
Operating Cashflow (EBITDA)	311.7	740.8	364	14.28	3.19
Depreciation and Amortisation	322.1	359.9	182	7.13	1.59
Earnings Before Interest & Taxes (EBIT)	(10.4)	381.0	182	7.15	1.60
Interest	-	-	-	-	-
Gross Profit before Tax	(10.4)	381.0	182	7.15	1.60
Tax	-	85.2	14.75	0.58	0.13
Net Profit After Tax	(10.4)	295.7	167	6.57	1.47

Table 18.7_3
Esaase Project
Project Financial Measures Summary

Mine life		10	Years
Revenue from Gold		1,684	US$ M
Direct cash cost (operating cost only)		452	US$ / oz Au
Total cash cost (including royalties, refining)		486	US$ / oz Au
Capital expenditure (excl working capital)		344	US$ M
Initial capital investment		326	US$ M
Plant and equipment salvage		20	US$ M
Pre-Tax Economics	Free cashflow after cost allocation (undiscounted)	397	US$ M
	Internal rate of return (IRR)	19.5%
	Project NPV (discounted at 5.0%)	221	US$ M
	Payback period	3.33	Years
After-Tax Economics	Free cashflow after cost allocation (undiscounted)	312	US$ M
	Internal rate of return (IRR)	17.2%
	Project NPV (discounted at 5.0%)	168	US$ M
	Payback period	3.34	years

18.8
Project Development Schedule

While this report provides a preliminary assessment of the likely economics of the project, prior to committing to detail design, procurement and construction, the concepts outlined will need to be further developed and backed by auditable design data.

A more comprehensive program of metallurgical testwork is required to provide a firm basis of design for the process plant. This is planned for 2010.

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Site visits and a more detailed analysis of needs are required to scope the infrastructure and services requirements of the project.

Baseline social and environmental surveys must be completed, environmental impact assessments submitted and approved and a range of project permits obtained.

Additional mining studies are required to finalise the mine design and develop a firm production schedule.
A high level preliminary schedule has been developed (refer Figure 18.8_1) providing an indication of the likely time scale required for project development. The schedule assumes that development will be based on the current mineral resources with no delays for additional exploration or definition drilling although it does not preclude these happening in parallel with the scheduled activities.

The schedule predicts first gold production at the beginning of Q2 2014.

The results of the Preliminary Economic Assessment indicates that, subject to further confirmatory testwork and more detailed studies, there is potential for the Esaase Gold Project to support the economic development of an open pit mine and treatment plant with a nominal production capacity of 200,000 ounces of gold per year.

Keegan intends to embark on a Pre-Feasibility Study on the Esaase Gold Project based on the estimate of Mineral Resources contained in this report.

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Figure 18.8_1
Preliminary Project Development Schedule

Lycopodium

PROJECT SCHEDULE
LEVEL 1

Keegan Resources Inc.
Esaase Gold Project
S1526

ID		Task Name	Duration	Start	Finish	Predecessors	Resource Names
1							
2		**Pre Feasibility Study**	**256 days**	**8/01/10**	**31/12/10**		
3		Sample Selection & PFS Testwork	9.5 mons	8/01/10	30/09/10		
4		Study and Report Preparation	5 mons	16/08/10	31/12/10	3FS-2 mons	
5							
6		**Definitive Feasibility Study**	**231 days**	**12/11/10**	**30/09/11**	3	
7		Supplementary DFS Testwork	5 mons	12/11/10	31/03/11		
8		Study and Report Preparation	9.5 mons	10/01/11	30/09/11	7SS+35 days	
9							
10		**Project Milestones**	**470 days**	**30/04/10**	**16/02/12**		
11		PEA Report	0 days	30/04/10	30/04/10		
12		PFS Report	0 days	31/12/10	31/12/10		
13		DFS Report	0 days	30/09/11	30/09/11		
14		Site Works Start	0 days	16/02/12	16/02/12	35	
15							
16							
17		**Permitting**	**555 days**	**1/01/10**	**16/02/12**		
18		Stakeholder Consultation	555 days	1/01/10	16/02/12		
19		Biophysical Studies	261 days	1/01/10	31/12/10		
20		Socio-economic Studies	261 days	1/01/10	31/12/10		
21		Prepare EAF	5 days	15/02/10	19/02/10		
22		EPA Issues Screening Report	17 days	22/02/10	16/03/10	21	
23		Prepare ESD	33 days	17/03/10	30/04/10	22	
24		EPA Reviews ESD	17 days	3/05/10	25/05/10	23	
25		Prepare Draft EIS & RAP	200 days	2/08/10	6/05/11	23,19FF+90 days	
26		Submit Draft EIS	0 days	6/05/11	6/05/11	25	
27		EPA Publishes Notice	15 days	9/05/11	27/05/11	26	
28		EPA Public Hearing	11 days	30/05/11	13/06/11	27	
29		EPA Reviews Draft EIS	31 days	9/05/11	20/06/11	21	
30		Additional Studies or Consultation	64 days	21/06/11	16/09/11	24	
31		Additional Studies or Consultation	64 days	30/09/11	28/12/11	13	
32		Final EIS Report	21 days	30/09/11	28/10/11	13,29	
33		EPA Approval	65 days	31/10/11	27/01/12	32	
34		Security Agreement	14 days	30/01/12	16/02/12	33	
35		Other Approvals (Mining, etc.)	14 days	30/01/12	16/02/12	33	
36							
37							
38		**Project Finance**	**60 days**	**17/02/12**	**10/05/12**	35	
39		Financing	3 mons	17/02/12	10/05/12		
40							
41							
42		**EPCM**	**529 days**	**11/05/12**	**21/05/14**		
43		Engineering	12 mons	11/05/12	11/04/13	39	
44		Procrement	12 mons	25/06/12	24/05/13	43SS+31 days	
45		Manufacturing	18 mons	19/09/12	4/02/14	44SS+62 days	
46		Site Works	20 mons	26/10/12	8/05/14	43SS+120 days	
47		Mine Pre Stripping	6 mons	30/08/13	13/02/14	48SF+31 days	
48		Commissionong & Ramp Up	5 mons	2/01/14	21/05/14	46FS-91 days	

2010
2011
2012
2013
2014
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
30/04
31/12
30/09
16/02
6/05

Project: S1526 Project Schedule Rev C
Date: 13/04/10

Task | Progress | Summary | External Tasks | Deadline
Split | Milestone | Project Summary | External Milestone

Page 1

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19	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The property currently does not meet the definition of a "development property" as detailed in Section 1 of NI 43-101 and therefore there is no information to be included in this Section..

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20
INTERPRETATION AND CONCLUSIONS
Exploration and drilling since 2006 has resulted in the identification of a hitherto unrecognised large gold mineralised body at the Esaase Gold Deposit. To date, reverse circulation and diamond drilling has been completed at an adequate density to define an Inferred and Indicated Mineral Resources at Esaase Gold Deposit. Grade Estimation of these categorised resources has been developed via Multiple Indicator Kriging with indirect lognormal change of support (Section 17) together with Ordinary Kriging. Mineralisation is currently open, particularly to the south and down dip. Additional satellite mineralisation has been identified at two locations to the west and northwest of the main orebody and this mineralisation has been incorporated to form part of the current resource for the first time.
Coffey Mining believes that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Umpire analysis at Genalysis in Perth has shown a lack of precision between some of the various laboratories however, more recent umpire analysis has indicated an improvement. Recent umpire analysis at Genalysis in Perth has shown good precision between Genalysis and ALS Kumasi.

Figure 20_1 compiles exploration results of both soil and VTEM geophysical data. NS to NE mineralized structures are interpreted on the basis of both soil and geophysical anomalies and those that warrant further exploration are indicated.

Esaase, Ghana, West Africa - MINEWPER00680AG	Page 115
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Coffey Mining Pty Ltd

21 21.1 21.2	RECOMMENDATIONS

Introduction

Drilling and geological studies completed to date have defined a significant Inferred and Indicated Mineral gold resource at Esaase and these resources are considered sufficient to enable Keegan to proceed with Feasibility Studies. Detailed engineering analysis should be commenced with a view to incorporating the mineral resource into a feasibility study.

Exploration and condemnation drilling should also be continued concurrently to the Feasibility Study with the goals of adding to the existing resource, as well as upgrading some of the current resources into the Measured category from Indicated category and into the Indicated category from Inferred. Should these goals be attained in a suitable timeframe, the results should be incorporated into the Feasibility Study however the Feasibility Study is not contingent on these results in any manner. Furthermore, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. It cannot also be assumed that additional drilling will result in additions to the mineral resource.

Two contingent phases of work are therefore recommended and these can broadly be separated into the feasibility study portion of the work (Phase 1, which is not contingent on a successful outcome of any additional exploration) and a subsequent mine development phase (Phase 2 which is contingent on a positive outcome of Phase 1).
Phase 1 Feasibility Study Recommendations

The following are recommended to allow completion of a Feasibility Study:-

▪       Baseline environmental and socioeconomic studies.

▪       Geotechnical and hydrology studies.

▪       Metallurgical studies.

▪       Pit optimization studies.

▪       Mining, process plant and infrastructure construction costing studies with requests for budget pricing solicited from engineering contractors and major equipment suppliers.

▪       Preparation of predicted preliminary production schedules and operating costs.

▪       Economic analyses and financial modelling studies.

▪       Concurrently with the feasibility study work, additional exploration and condemnation drilling should be completed as discussed in Section 21.1. It should be noted that proceeding to Feasibility Study is not   contingent on the outcome of any additional drilling.

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21.3             Phase 2 Mine Development Recommendations

Assuming a positive outcome of Phase 1 the following is recommended for mine development Phase 2.

▪       Proceed with detailed engineering and implementation studies.

▪       Commence project construction including pre-production mining.

▪       Initiate purchase of long lead plant and equipment.

21.4   Budget

A 24 months exploration and development program and budget for the Esaase Gold Project has been developed. Anticipated expenditure for the 24 month Esaase Project programs (US$) is detailed below in Table 21.4_1. It should be noted that Phase 2 is contingent on Phase 1.

Table 21.4_1
Esaase Project
Esaase Project Proposed 24 Month Budget

Esaase Project Costs			Budget
			US$
	Exploration	Drilling	11,200,000
		Assaying	1,680,000
		Drilling	5,750,000
		Technical Drilling (Hydrogeo & Percussion)	500,000
Phase 1	Development	Assaying	862,500
		Metallurgy	500,000
		Studies	2,250,000
		Wages and Overhead-Owners Development Team	2,000,000
	HSEC		1,750,000
	Contingency (15%)		3,973,875
		Subtotal	30,466,375
	EPCM		18,000,000
	Pre-Production Mining		3,750,000
	Mine Infrastructure		7,000,000
Phase 2	Mining Equipment Fleet		24,000,000
(First 12 months only)	Long Lead Process Items		9,000,000
	HSEC		1,750,000
	Camp Costs	Camp Costs	9,472,387
		Construction & Vehicles	5,000,000
	Wages and Overhead-Owners Development Team		4,000,000
	Contingency (15%)		12,295,858
		Subtotal	94,268,245
Total			124,734,620

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Phase 1 or the feasibility study phase of the program should result in production of a feasibility study on at least the currently delineated Indicated resources, which should confirm the amenability of the deposit to mining, milling and ore beneficiation as suggested by the preliminary economic assessment completed in May 2010. Phase 2 recommendations include the commencement of detailed engineering and construction of the Project.

Total costing for Phase 1 is estimated at approximately $30M and $94M for the first 12 months of Phase 2. It is estimated that the total expenditure required for Phase 2, assuming a higher annual throughput of 7.5Mtpa is selected, will be in the order of $400M inclusive of the $94M as set forth in Table 21.4_1. Several of the expenditure categories in the second phase will constitute only 30% to 50% of the required expenditures in that category in the context of a $400 million project. Coffey Mining considers that the proposed exploration and pre- development strategy is consistent with the potential of the Project, providing that it is appropriately staged in order to assess the known mineralization and the presumed additive results of on-going exploration. The proposed expenditure is also generally considered to be adequate to cover the cost of the proposed programs and the budgets are adequate to meet minimum statutory expenditure requirements. It must be noted however that the current preliminary assessment included approximately15% inferred resources for which there is insufficient confidence to allow meaningful application of technical and economic parameters. A future feasibility study may not include any inferred resource, and there is a risk that infill drilling may not successfully upgrade all of the Inferred Resource to Indicated or Measured Resources.

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22             DATE AND SIGNATURE PAGE

[signed]
Brian R Wolfe Principal Consultant - Resources Coffey Mining 4th February 2011	B Sc Hons (Geol), Post Grad Cert (Geostats), MAusIMM

[signed]
Harry Warries Manager - Mining Coffey Mining 4th February 2011	M Eng, MAusIMM

[signed]
Christopher Gorden Waller Manager of Studies Lycopodium Minerals Pty Ltd 4th February 2011	B AppSc MAussIMM

Esaase, Ghana, West Africa - MINEWPER00680AG	Page 119
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Coffey Mining Pty Ltd

23
REFERENCES

Central Intelligence Agency - World Factbook www.cia.gov/library/publications/the-world-
factbook/geos/gh.html

Davis, D.W., Hirdes, W., Shaltegger, E., and Nunoo, 1994, U-Pb age constraints on deposition and provenance of Birimian and gold-bearing Tarkwaian sediments in Ghana, West Africa, Precambrian Research, v.67, pp.89-107.

Eisenlohr, B.N. (1989), The structural geology of Birimian and Tarkwaian rocks of southwest
Ghana. Rep. Arch. BGR, 66pp.

Klipfel, P. (2009) Summary Geologic Report on the Esaase Property, Mineral Resource
Services, Private Report for Keegan Resources Inc., 46 p.

Milesi, J.P., Ledru, P., Feybesse, J.L., Dommanget, A., and Marcoux, E., 1992, Early
Proterozoic ore deposits and tectonics of the Birimian orogenic belt, West Africa, Precambrian Research, v. 58, pp. 305-344.

RSG Global Pty. Ltd. (April 2007), Esaase Gold Project - Preliminary Metallurgical Testwork
- Chris Witt.

RSG Global Pty. Ltd. (May 2007), Esaase Gold Project - Structural Controls on Gold
Mineralisation in the Esaase Project Area - Dr John V Smith.

RSG Global Pty. Ltd. (Jan - July 2007), Various Internal memorandums to Keegan -
Beau Nicholls.

Stuart, H. (2007) Technical Report for the Chirano Deposit,
http://www.redbackmining.com/i/pdf/ChiranoTechnicalReport-August24-2007.pdf

Esaase, Ghana, West Africa - MINEWPER00680AG	Page 120
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Coffey Mining Pty Ltd

24	CERTIFICATE OF QUALIFIED PERSONS
Coffey Mining Pty Ltd I, Brian Richard Wolfe, BSc Hons (Geology) do hereby certify that:

1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11.
I am a Principal Consultant Resources - Mining of Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia 6005, Australia.

I graduated with a degree from the National University of Ireland, Dublin, with a BSc Degree (Hons) in Geology (1992) and hold a Postgraduate Certificate in Geostatistics (2007).

I am a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

I have worked as a Geologist for a total of 17 years since 1993.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101")
and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of Sections 1 through to 15 and Sections 17, 19, 20 and jointly responsible for the preparation of Section 21 of the technical report entitled "Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment ", dated 16th December 2010 and amended 4th February 2011 (the "Technical Report") relating to the Esaase Gold Project. I have personally visited the Esaase Gold Project on four seperate occasions between July 2008 and November 2010.

I have not had prior involvement with the property that is the subject of the Technical Report.

As of the date hereof, to the best of my knowledge, information and belief, the Sections of the
Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th day of February 2011.

[signed]
Brian R Wolfe Principal Consultant - Resources Coffey Mining	B Sc Hons (Geol), MAusIMM Post Grad Cert (Geostats)

Esaase, Ghana, West Africa - MINEWPER00680AG	Page 121
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Coffey Mining Pty Ltd

CERTIFICATE OF QUALIFIED PERSONS
Coffey Mining Pty Ltd I, Harry Warries, Masters in Mining, MAusIMM, SME do hereby certify that:

1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11.
I am Mining Manager - Perth of Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia 6005, Australia.

I am a graduate of Delft University of Technology and hold a Masters in Mining Engineering degree (1989).

I am a practising as a professional engineer registered with the Australasian Institute of Mining and Metallurgy (AusIMM) and the Society of the American Institute of Mining, Metallurgical, and Petroleum Engineers, Inc.

I have practiced my profession continuously since 1990.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

I am jointly responsible for the preparation of Sections 18 and 21 of the technical report entitled "Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment", dated 16th December 2010 and amended 4th February 2011 (the "Technical Report") relating to the Esaase Gold Project. I have personally visited the Esaase Gold Project on one occasion in November 2010.

I have not had prior involvement with the property that is the subject of the Technical Report.

As of the date hereof, to the best of my knowledge, information and belief, the Sections of the Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th day of February 2011.

[signed]
Harry Warries Mining Manager - Perth Coffey Mining Pty Ltd	Masters in Mining, AusIMM, SME

Esaase, Ghana, West Africa - MINEWPER00680AG	Page 122
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Coffey Mining Pty Ltd

CERTIFICATE OF QUALIFIED PERSONS
Lycopodium Minerals Pty Ltd

I, Christopher Gorden Waller, as an author of this report entitled "Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment" for the Esaase Gold Project, Ghana, prepared for Keegan Resources Inc., dated December 16th, 2010 and amended February 4th 2011 do hereby certify that:

1. 2. 3. 4. 5. 6. 7. 8. 9. 10.
I am Manager of Studies with Lycopodium Minerals Pty Ltd.My office address is Level 5,
1 Adelaide Terrace, East Perth, Western Australia 6004.

I am a graduate of the South Australian Institute of Technology (now the University of South Australia) in 1978 with a Bachelor of Applied Science degree in Applied Chemistry.

I am a member of the Australasian Institute of Mining and Metallurgy (AusIMM), membership number 101899. I have worked as a metallurgical engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:

■       Review and report as a consultant on numerous process facilities and mining projects around the world.
■       Study Manager on a number of feasibility studies in the gold industry in Africa, Australia and Asia.
■       Senior management and commissioning roles for a number of gold mines in Africa and Australia, including over seven years managing gold operations in Ghana.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

I visited the Esaase Gold Project site from the 23rd to 28th November 2010.

I am responsible for all of preparation of Section 16 and jointly responsible for the preparation of Sections 18 and 21 of the Technical Report.

I am independent of the Issuer applying the test set out in Section 1.5.(4) of NI 43-101.

I was involved in the preparation of the May 2010 Technical Report on the Esaase Gold Project.

I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 4th day of February 2011.

[signed]
Christopher G Waller Manager of Studies Lycopodium Minerals Pty Ltd	Masters in Mining, AusIMM, SME

Esaase, Ghana, West Africa - MINEWPER00680AG	Page 123
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Appendix A QAQC Analysis

Pulp Respray – RC Samples

Summary
(TWL Pulp Respray)

	Assay1	Assay2	Units		Result
No. Pairs:	1,202	1,202		Pearson CC:	1.00
Minimum:	0.10	0.10	g/t	Spearman CC:	1.00
Maximum:	111.70	111.02	g/t	Mean HARD:	1.67
Mean:	2.49	2.49	g/t	Median HARD:	0.66
Median	0.38	0.38	g/t		
Std. Deviation:	6.91	6.90	g/t	Mean HRD:	0.25
Coefficient of Variation:	2.78	2.77		Median HRD	0.00

Mean vs. HARD Plot
(TWL Pulp Respray)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 1.67
Median HARD: 0.66
Precision: 10%

Rank HARD Plot
(TWL Pulp Respray)
HARD (%)
Rank (%)
Precision: 10%

HRD Histogram
(TWL Pulp Respray)
Frequency (%)
HRD (/100)

Mean vs. HRD Plot
(TWL Pulp Respray)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: 0.25
Median HRD: 0.00
Precision: +/-10%

T & H Precision Plot (Assay Pairs)
(TWL Pulp Respray)
Absolute Difference (g/t)
Mean of Data Pair (g/t)

T & H Precision Plot (Grouped Pairs)
(TWL Pulp Respray)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot
(TWL Pulp Respray)
Assay2 (g/t)
Assay1 (g/t)
Ref Line

QQ Plot
(TWL Pulp Respray)
Assay2 (g/t)
Assay1 (g/t)

Printed: 27-Mar-2009 16:24:07 Data Imported: 26-Feb-2009 12:10:58 Page 1

Appendix A – QAQC Analysis Page: 66

Umpire Analysis

Summary
(ALS vs GEN/INT DC)

	Au_FINAL	Au_UMPIRE	Units		Result
No. Pairs:	764	764		Pearson CC:	0.75
Minimum:	0.30	0.11	g/t	Spearman CC:	0.80
Maximum:	48.30	104.60	g/t	Mean HARD:	16.81
Mean:	1.76	1.84	g/t	Median HARD:	10.25
Median	0.76	0.67	g/t		
Std. Deviation:	3.67	5.13	g/t	Mean HRD:	4.31
Coefficient of Variation:	2.08	2.80		Median HRD	2.46

Mean vs. HARD Plot
(ALS vs GEN/INT DC)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 16.81
Median HARD: 10.25
Precision: 30%

Rank HARD Plot
(ALS vs GEN/INT DC)
HARD (%)
Rank (%)
Precision: 30%

HRD Histogram
(ALS vs GEN/INT DC)
Frequency (%)
HRD (/100)
Mean HRD: 4.31
Median HRD: 2.46
Precision: +/-30.00%

Mean vs. HRD Plot
(ALS vs GEN/INT DC)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: 4.31
Median HRD: 2.46
Precision: +/-30%

T & H Precision Plot (Assay Pairs)
(ALS vs GEN/INT DC)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%

T & H Precision Plot (Grouped Pairs)
(ALS vs GEN/INT DC)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot
(ALS vs GEN/INT DC)
Au_UMPIRE (g/t)
Au_FINAL (g/t)
Ref. Line

QQ Plot
(ALS vs GEN/INT DC)
Au_UMPIRE (g/t)
Au_FINAL (g/t)
Ref. Line
y = 1.32x -0.48

Printed: 03-Dec-2010 13:45:46 Data Imported: 03-Dec-2010 10:56:32 Page 1

Appendix A – QAQC Analysis Page: 77

Appendix B Variography

Zone 100
Grade Variogram

Variogram Model - Globa
Distance (m)
0
50
100
150
Variogram : auppm cut
3
2
1
0
major
semi m
minor
Distance (m)

Isatis

composites/3mcomps(zone(100))
- Variable #1 : auppm cut
Experimental Variogram : in 3 direction(s)
D1 : major
Angular tolerance = 5.00
Lag = 38.000m, Count = 4 lags, Tolerance = 40.00%
Horizontal Slicing = 20.000m
Vertical Slicing = 10.000m
D2 : semi major
Angular tolerance = 6.00
Lag = 33.000m, Count = 4 lags, Tolerance = 25.00%
Horizontal Slicing = 10.000m
Vertical Slicing = 5.000m
D3 : minor
Angular tolerance = 25.00
Lag = 3.000m, Count = 5 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N220.00 Dip=70.00 Pitch=170.00 (Geologist)
S1 - Nugget effect, Sill = 0.6
S2 - Spherical - Range = 7.000m, Sill = 0.362
Directional Scales = (50.000m, 35.000m, 7.000m)
S3 - Spherical - Range = 10.000m, Sill = 1.424
Directional Scales = (100.000m, 57.000m, 10.000m)

brian_wolfe
Dec 06 2010
ESAASE OCT 20

Appendix B – Variography
Page: 1

Zone 100

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
-100
0
100
200
1.00
0.75
0.50
0.25
0.00
minor
semi m
major
Correlogram : ind z100{0
Distance (m)

Isatis
composites/3mcomps(zone(100))
- Variable #1 : ind z100{0.400000}
Experimental Variogram : in 3 direction(s)

brian_wolfe
Dec 06 2010
ESAASE OCT 2(

```
D1   : major
        Angular tolerance =  20.00
        Lag =  40.000m, Count = 11 lags, Tolerance = 50.00%
        Horizontal Slicing =  10.000m
        Vertical Slicing =  10.000m
D2   : minor
        Angular tolerance =  25.00
        Lag =  7.000m, Count = 11 lags, Tolerance = 50.00%
D3   : semi major
        Angular tolerance =  30.00
        Lag =  40.000m, Count = 11 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N40.00 Dip=-70.00 Pitch=-10.00 (Geologist)
S1   - Nugget effect, Sill =         0.4
S2   - Spherical - Range = 7.000m, Sill =        0.42
        Directional Scales = (      23.000m,       17.000m,        7.000m)
S3   - Spherical - Range = 25.000m, Sill =        0.18
        Directional Scales = (     115.000m,       80.000m,       25.000m)
```

Appendix B – Variography

Page: 2

Zone 100

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
-100
0
100
200
1.0
0.5
0.0
minor
major
semi m
Correlogram : ind z100|0
Correlogram : ind z100|0
Distance (m)

Isatis

composites/3mcomps(zone(100))
- Variable #1 : ind z100(0.700000)
Experimental Variogram : in 3 direction(s)
D1 : major
Angular tolerance = 20.00
Lag = 40.000m, Count = 11 lags, Tolerance = 50.00%
Horizontal Slicing = 10.000m
Vertical Slicing = 10.000m
D2 : minor
Angular tolerance = 25.00
Lag = 7.000m, Count = 11 lags, Tolerance = 50.00%
D3 : semi major
Angular tolerance = 30.00
Lag = 40.000m, Count = 11 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N40.00 Dip=-70.00 Pitch=-10.00 (Geologist)
S1 - Nugget effect, Sill = 0.49
S2 - Spherical - Range = 7.000m, Sill = 0.37
Directional Scales = (22.000m, 17.000m, 7.000m)
S3 - Spherical - Range = 25.000m, Sill = 0.14
Directional Scales = (110.000m, 75.000m, 25.000m)

brian_wolfe
Dec 06 2010
ESAASE OCT 20

Appendix B – Variography

Page: 3

Zone 100

Indicator Variogram (Correlogram)

Variogram Model - Global

Distance (m)
-100
0
100
200
1.00
0.75
0.50
0.25
0.00
minor
major
semi m
Correlogram : ind z100(2
Distance (m)

Isatis

```
composites/3mcomps(zone(100))
- Variable #1 : ind z100(2.100000)
Experimental Variogram : in 3 direction(s)
D1   : major
       Angular tolerance =   4.00
       Lag =  42.000m, Count = 9 lags, Tolerance = 50.00%
       Horizontal Slicing =  10.000m
       Vertical Slicing =  5.000m
D2   : minor
       Angular tolerance =  40.00
       Lag =  6.000m, Count = 11 lags, Tolerance = 50.00%
D3   : semi major
       Angular tolerance =  30.00
       Lag =  40.000m, Count = 11 lags, Tolerance = 30.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N40.00 Dip=-70.00 Pitch=-10.00 (Geologist)
S1   - Nugget effect, Sill =        0.56
S2   - Spherical - Range = 4.000m, Sill =        0.3
       Directional Scales = (       20.000m,       12.000m,        4.000m)
S3   - Spherical - Range = 11.000m, Sill =        0.14
       Directional Scales = (       95.000m,       60.000m,       11.000m)
```

brian_wolfe

Dec 06 2010

ESAASE OCT 20

Appendix B – Variography

Page: 6

Zone 200

Grade Variogram

Variogram Model - Global
Distance (m)
0 10 20 30 40 50 60 70 80 90 100
Variogram : auppm cut
minor
N45
N315 D
4
3
2
1
0
Isatis

composites/3mcomps(zone{200})
- Variable #1 : auppm cut
Experimental Variogram : in 3 direction(s)
D1 : N315 D65
Angular tolerance = 25.00
Lag = 27.000m, Count = 4 lags, Tolerance = 20.00%
Horizontal Slicing = 20.000m
Vertical Slicing = 5.000m
D2 : N45
Angular tolerance = 25.00
Lag = 22.000m, Count = 4 lags, Tolerance = 40.00%
Vertical Slicing = 10.000m
D3 : minor
Angular tolerance = 45.00
Lag = 4.000m, Count = 5 lags, Tolerance = 50.00%
Model : 2 basic structure(s)
Global rotation = Azimuth=N45.00 Dip=-65.00 Pitch=-90.00 (Geologist)
S1 - Nugget effect, Sill = 0.7569
S2 - Spherical - Range = 10.000m, Sill = 2.52
Directional Scales = (90.000m, 50.000m, 10.000m)

brian_wolfe
Dec 06 2010
ESAASE OCT 20

Appendix B – Variography

Page: 9

Zone 200

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
-100
0
100
200
1.0
0.5
0.0
major
minor
semi m
Correlogram : ind z200(0.4(
Isatis

```
composites/3mcomps(zone(200))
- Variable #1 : ind z200(0.400000)
Experimental Variogram : in 3 direction(s)
D1   : major
       Angular tolerance =  20.00
       Lag =  40.000m, Count = 11 lags, Tolerance = 30.00%
       Vertical Slicing =  10.000m
D2   : minor
       Angular tolerance =  30.00
       Lag =  14.000m, Count = 17 lags, Tolerance = 50.00%
D3   : semi major
       Angular tolerance =  25.00
       Lag =  35.000m, Count = 13 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N225.00 Dip=65.00 Pitch=60.00 (Geologist)
S1   - Nugget effect, Sill =        0.38
S2   - Spherical - Range = 7.000m, Sill =        0.42
       Directional Scales = (      35.000m,       20.000m,        7.000m)
S3   - Spherical - Range = 32.000m, Sill =        0.2
       Directional Scales = (     120.000m,       90.000m,       32.000m)
```

brian_wolfe

Dec 06 2010

ESAASE OCT 2(

Appendix B – Variography

Page: 10

Zone 200

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
-100
0
100
200
1.0
0.5
0.0
minor
major
semi m
Correlogram : ind z200{1.1(
Distance (m)
Isatis

composites/3mcomps(zone{200})
- Variable #1 : ind z200{1.100000}
Experimental Variogram : in 3 direction(s)
D1 : major
Angular tolerance = 20.00
Lag = 40.000m, Count = 11 lags, Tolerance = 20.00%
Horizontal Slicing = 20.000m
Vertical Slicing = 10.000m
D2 : semi major
Angular tolerance = 20.00
Lag = 40.000m, Count = 9 lags, Tolerance = 20.00%
Vertical Slicing = 10.000m
D3 : minor
Angular tolerance = 35.00
Lag = 7.000m, Count = 17 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N225.00 Dip=65.00 Pitch=60.00 (Geologist)
S1 - Nugget effect, Sill = 0.45
S2 - Spherical - Range = 5.000m, Sill = 0.37
Directional Scales = (30.000m, 18.000m, 5.000m)
S3 - Spherical - Range = 15.000m, Sill = 0.18
Directional Scales = (95.000m, 70.000m, 15.000m)

brian_wolfe
Dec 06 2010
ESAASE OCT 20

Appendix B – Variography

Page: 12

Zone 200

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
Correlogram : ind z200(1.5(
-100
0
100
200
1.0
0.5
0.0
major
minor
semi m
Distance (m)
Isatis

```
composites/3mcomps(zone(200))
- Variable #1 : ind z200(1.500000)
Experimental Variogram : in 3 direction(s)
D1   : major
       Angular tolerance =  15.00
       Lag =  40.000m, Count = 11 lags, Tolerance = 20.00%
       Horizontal Slicing =  20.000m
       Vertical Slicing =  10.000m
D2   : semi major
       Angular tolerance =  10.00
       Lag =  40.000m, Count = 9 lags, Tolerance = 20.00%
       Vertical Slicing =  10.000m
D3   : minor
       Angular tolerance =  35.00
       Lag =  7.000m, Count = 17 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N225.00 Dip=65.00 Pitch=60.00 (Geologist)
S1  - Nugget effect, Sill =       0.5
S2  - Spherical - Range = 4.000m, Sill =      0.35
       Directional Scales = (     27.000m,      15.000m,       4.000m)
S3  - Spherical - Range = 15.000m, Sill =      0.15
       Directional Scales = (     75.000m,      60.000m,      15.000m)
```

brian_wolfe
Dec 06 2010
ESAASE OCT 2(

Appendix B – Variography
Page: 13

Zone 200

Indicator Variogram (Correlogram)

Variogram Model - Global

Distance (m)
-100
0
100
200
1.0
0.5
0.0
major
minor
Correlogram : ind z200(2
Distance (m)

Isatis

composites/3mcomps(zone(200))
- Variable #1 : ind z200(2.100000)
Experimental Variogram : in 3 direction(s)
D1 : major
Angular tolerance = 20.00
Lag = 40.000m, Count = 11 lags, Tolerance = 20.00%
Horizontal Slicing = 20.000m
Vertical Slicing = 10.000m
D2 : minor
Angular tolerance = 30.00
Lag = 14.000m, Count = 17 lags, Tolerance = 50.00%
D3 : semi major
Angular tolerance = 25.00
Lag = 35.000m, Count = 13 lags, Tolerance = 30.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N225.00 Dip=65.00 Pitch=60.00 (Geologist)
S1 - Nugget effect, Sill = 0.52
S2 - Spherical - Range = 4.000m, Sill = 0.34
Directional Scales = (25.000m, 13.000m, 4.000m)
S3 - Spherical - Range = 15.000m, Sill = 0.14
Directional Scales = (70.000m, 50.000m, 15.000m)

brian_wolfe
Dec 06 2010
ESAASE OCT 20

Appendix B – Variography

Page: 14

Zone 200

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
-100
0
100
200
1.0
0.5
0.0
major
minor
semi m
Correlogram : ind z200{3
Isatis

```
composites/3mcomps(zone{200})                                  brian_wolfe
- Variable #1 : ind z200{3.500000}                             Dec 06 2010
Experimental Variogram : in 3 direction(s)                     ESAASE OCT 2
D1   : major
       Angular tolerance =  15.00
       Lag =  36.000m, Count = 11 lags, Tolerance = 30.00%
       Horizontal Slicing =  20.000m
       Vertical Slicing =  10.000m
D2   : minor
       Angular tolerance =  30.00
       Lag =  14.000m, Count = 17 lags, Tolerance = 50.00%
D3   : semi major
       Angular tolerance =  25.00
       Lag =  35.000m, Count = 13 lags, Tolerance = 30.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N225.00 Dip=65.00 Pitch=60.00 (Geologist)
S1   - Nugget effect, Sill =        0.56
S2   - Spherical - Range = 3.000m, Sill =       0.33
       Directional Scales = (      20.000m,       11.000m,       3.000m)
S3   - Spherical - Range = 13.000m, Sill =       0.11
       Directional Scales = (      65.000m,       40.000m,       13.000m)
```

Appendix B – Variography

Page: 15

Zone 200

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
-100
0
100
200
1.0
0.5
0.0
Correlogram : ind z200(6
major/
minor
Distance (m)
Isatis

```
composites/3mcomps(zone{200})
- Variable #1 : ind z200(6.000000)
Experimental Variogram : in 2 direction(s)
D1   : major/semi major
       Angular tolerance =  90.00
       Lag =  40.000m, Count = 11 lags, Tolerance = 14.00%
       Horizontal Slicing =  20.000m
       Vertical Slicing =  10.000m
D2   : minor
       Angular tolerance =  45.00
       Lag =  6.000m, Count = 17 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N225.00 Dip=65.00 Pitch=60.00 (Geologist)
S1   - Nugget effect, Sill =       0.6
S2   - Spherical - Range = 4.000m, Sill =        0.3
       Directional Scales = (     15.000m,       15.000m,       4.000m)
S3   - Spherical - Range = 13.000m, Sill =        0.1
       Directional Scales = (     50.000m,       50.000m,      13.000m)
```

brian_wolfe

Dec 06 2010

ESAASE OCT 2

Appendix B – Variography

Page: 16

Zone 300

Grade Variogram (Correlogram)

Variogram Model - Global

Distance (m)
-200
-100
0
100
200
300
1.0
0.5
0.0
N290 D
N337 D
Correlogram : auppm cut

Isatis

composites/3mcomps(zone{300})
- Variable #1 : auppm cut
Experimental Variogram : in 2 direction(s)
D1 : N337 D62
Angular tolerance = 90.00
Lag = 39.000m, Count = 15 lags, Tolerance = 11.00%
D2 : N290 D-20
Angular tolerance = 90.00
Lag = 10.000m, Count = 9 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N200.00 Dip=70.00 Pitch=110.00 (Geologist)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 5.000m, Sill = 0.37
Directional Scales = (20.000m, 20.000m, 5.000m)
S3 - Spherical - Range = 16.000m, Sill = 0.23
Directional Scales = (130.000m, 125.000m, 16.000m)

brian_wolfe
Dec 07 2010
ESAASE OCT 20

Appendix B – Variography

Page: 17

Zone 400, 410

Grade Variogram

Variogram Model - Global
Distance (m)
-50
0
50
100
1.0
0.5
0.0
N40
N280
Correlogram : auppm cut
Isatis

composites/3mcomps(zone(400))
- Variable #1 : auppm cut
Experimental Variogram : in 2 direction(s)
D1 : N40
Angular tolerance = 90.00
Lag = 25.000m, Count = 9 lags, Tolerance = 40.00%
D2 : N280 D-10
Angular tolerance = 35.00
Lag = 5.000m, Count = 11 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N40.00 Dip=-70.00 Pitch=0.00 (Geologist)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 5.000m, Sill = 0.45
Directional Scales = (10.000m, 10.000m, 5.000m)
S3 - Spherical - Range = 14.000m, Sill = 0.15
Directional Scales = (50.000m, 50.000m, 14.000m)

brian_wolfe
Dec 07 2010
ESAASE OCT 20

Appendix B – Variography
Page: 18

Zone 500

Indicator Variogram (Correlogram)

Variogram Model - Global
Distance (m)
-100
0
100
1.0
0.5
0.0
N280 D
N10
Correlogram : auppm cut
Distance (m)
Isatis

```
composites/3mcomps(zone(500))                                   brian_wolfe
- Variable #1 : auppm cut
Experimental Variogram : in 2 direction(s)                      Dec 06 2010
D1   : N10
       Angular tolerance =   90.00                              ESAASE OCT 2(
       Lag =  20.000m, Count = 13 lags, Tolerance = 50.00%
D2   : N280 D-10
       Angular tolerance =   35.00
       Lag =   5.000m, Count = 11 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N190.00 Dip=80.00 Pitch=-180.00 (Geologist)
S1   - Nugget effect, Sill =        0.35
S2   - Spherical - Range = 5.000m, Sill =        0.27
       Directional Scales = (       11.000m,       11.000m,        5.000m)
S3   - Spherical - Range = 20.000m, Sill =        0.38
       Directional Scales = (       73.000m,       73.000m,       20.000m)
```

Appendix B – Variography

Page: 19

Appendix C Grade Tonnage Reporting

Note that in all tables appropriate rounding has been applied and that calculations drawing on data in these tables may not add up

Table 1
Esaase Gold Project
Global Estimate
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit)
with
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	99.60	1.1	3,390
	0.4	84.85	1.2	3,230
	0.5	71.62	1.3	3,0450
Indicated	0.6	60.37	1.5	2,850
	0.7	51.16	1.6	2,660
	0.8	43.39	1.8	2,480
	0.9	37.11	1.9	2,310
	1	31.99	2.1	2,150
	0.3	57.71	1.0	1,770
	0.4	50.07	1.0	1,680
	0.5	41.46	1.2	1,560
Inferred	0.6	34.10	1.3	1,430
	0.7	28.15	1.4	1,310
	0.8	23.26	1.6	1,190
	0.9	19.27	1.7	1,080
	1	16.28	1.9	990

Table 2
Esaase Gold Project
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit)
Main and South Zone (100, 200)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	96.19	1.1	3,270
	0.4	81.52	1.2	3,110
	0.5	68.50	1.3	2,920
Indicated	0.6	57.53	1.5	2,730
	0.7	48.59	1.6	2,550
	0.8	41.14	1.8	2,370
	0.9	35.08	2.0	2,210
	1	30.15	2.1	2,060
	0.3	38.66	1.0	1,240
	0.4	32.63	1.1	1,180
	0.5	26.89	1.3	1,100
Inferred	0.6	22.23	1.4	1,020
	0.7	18.59	1.6	940
	0.8	15.65	1.7	870
	0.9	13.30	1.9	810
	1	11.46	2.0	750

Appendix C - Grade Tonnage Reporting	Page: 1

Table 3
Esaase Gold Project
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)
North Zone, D Zone, B Zone (300, 400, 410, 500)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	3.41	1.2	130
	0.4	3.34	1.2	130
	0.5	3.13	1.2	120
Indicated	0.6	2.85	1.3	120
	0.7	2.60	1.3	110
	0.8	2.28	1.4	100
	0.9	2.04	1.5	100
	1	1.85	1.5	90
	0.3	19.67	0.9	550
	0.4	18.04	0.9	530
	0.5	15.17	1.0	490
Inferred	0.6	12.45	1.1	440
	0.7	10.12	1.2	390
	0.8	8.15	1.3	350
	0.9	6.50	1.5	300
	1	5.31	1.6	270

Table 4
Esaase Gold Project
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)
D Zone (400,410)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	1.85		59
	0.4	1.78	1.0	58
	0.5	1.62	1.1	56
Indicated	0.6	1.42	1.1	52
	0.7	1.26	1.2	49
	0.8	1.04	1.3	43
	0.9	0.86	1.4	38
	1	0.74	1.5	35
	0.3	2.65	1.1	92
	0.4	2.58	1.1	91
	0.5	2.16	1.2	85
Inferred	0.6	1.99	1.3	82
	0.7	1.90	1.3	80
	0.8	1.76	1.4	77
	0.9	1.50	1.4	70
	1	1.34	1.5	65

Appendix C - Grade Tonnage Reporting	Page: 2

Table 5
Esaase Gold Project
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)
B Zone (500)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	-	-	-
	0.4	-	-	-
	0.5	-	-	-
Indicated	0.6	-	-	-
	0.7	-	-	-
	0.8	-	-	-
	0.9	-	-	-
	1	-	-	-
	0.3	13.91	0.7	295
	0.4	12.35	0.7	278
	0.5	9.92	0.8	242
	0.6	7.39	0.8	197
Inferred	0.7	5.20	0.9	152
	0.8	3.47	1.0	111
	0.9	2.18	1.1	76
	1	1.30	1.2	49

Table 6
Esaase Gold Project
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)
North Zone (300)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	1.56	1.3	67
	0.4	1.56	1.3	67
	0.5	1.51	1.4	67
Indicated	0.6	1.42	1.4	65
	0.7	1.34	1.5	63
	0.8	1.24	1.5	61
	0.9	1.18	1.6	59
	1	1.11	1.6	57
	0.3	3.11	1.6	164
	0.4	3.11	1.6	164
	0.5	3.09	1.7	164
Inferred	0.6	3.07	1.7	164
	0.7	3.02	1.7	162
	0.8	2.92	1.7	160
	0.9	2.81	1.7	157
	1	2.68	1.8	153

Appendix C - Grade Tonnage Reporting	Page: 3

Appendix D Drillhole Twin Analysis

Drillhole Twin Analysis

Project Twin Holes
Grade (g/t)
-5 -4 -3 -2 -1 0 1 2 3 4 5
Twin Hole KEDD251
Original Hole KERC272
Downhole Depth (m)
0 20 40 60 80 100 120 140 160
Gold (g/t)
Distance Apart (m)
0 5 10 15 20 25 30 35 40 45 50
Separation Distance (m)

Project Twin Holes
Grade (g/t)
-5 -4 -3 -2 -1 0 1 2 3 4 5
Twin Hole KEDD332
Original Hole KERC042
Downhole Depth (m)
0 20 40 60 80 100 120 140 160
Gold (g/t)
Distance Apart (m)
0 5 10 15 20 25 30 35 40 45 50
Separation Distance (m)

Appendix B – Drillhole Twin Analysis

Page: 1

Drillhole Twin Analysis

Project Twin Holes
Grade (g/t)
-5
-4
-3
-2
-1
0
1
2
3
4
5
Original Hole
KERC019
Twin Hole
KEDD291
Downhole Depth (m)
0
20
40
60
80
100
120
Gold (g/t)
Distance Apart (m)
0
5
10
15
20
25
30
35
40
45
50
Separation Distance (m)

Project Twin Holes
Grade (g/t)
-5
-4
-3
-2
-1
0
1
2
3
4
5
Original Hole
KERC004
Twin Hole
KEDD297
Downhole Depth (m)
0
20
40
60
80
100
120
140
Gold (g/t)
Distance Apart (m)
0
5
10
15
20
25
30
35
40
45
50
Separation Distance (m)

Appendix D – Drillhole Twin Analysis

Page: 2